82-4721

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ

Карасунская ул., д.66, Краснодар, 350000
тел. (8612) 53-20-56, тел./факс (8612) 53-46-30
телетайп 211407 ЗВУК
e-mail: operator@mail.stcompany.ru
http://www.stcompany.ru
ОКОНХ 52300, ОКПО 01151037
ИНН 2308025192

04.06.2004г. № 04.3-11/4745

на № ______________ от ______________

SECURITIES AND EXCHANGE COMMISSION OF UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States
Tel. (202) 942-70-40

SUPPL

Dear Gentlemen/Madams,

To maintain the effect of the exemption, allowed for "Southern Telecommunications Company" PJSC by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you:

1. Set of materials on the agenda items of the Annual General Shareholders' Meeting of "Southern Telecommunications Company" PJSC to be held on 30 June, 2004.
2. Informational reports on the essential facts affecting the issuer's economic and financial activity for the 1st quarter of the year 2003 (7 reports).
3. Information memorandum on business activity of PJSC "Southern Telecommunications Company" (PJSC "UTK") made up by AVK Securities & Finance Ltd.'s analysts.

Yours faithfully,

Andrey A. Litvinov
Deputy General Director

6/15

SOUTHERN
TELECOMMUNICATIONS
COMPANY

Southern Telecommunications Company

Information Memorandum

SECURITIES AVK FINANCE

February 2004

Disclaimer

This Memorandum was prepared by the specialists of AVK-Securities & Finance Ltd., hereinafter referred to as «AVK», on the basis of information provided by PJSC «Southern Telecommunications Company», hereinafter referred to as «the Company» or «UTK», and of information obtained from the sources specified herein. AVK does not make any representation or warranty as to the accuracy and completeness of this information.

This Memorandum, hereinafter referred to as «the Memorandum», makes available information on the preliminary results of the Company's reorganisation, and on the Company's activities and financial standing. The Memorandum is not an official record of the Company, and is prepared for information purposes only.

All financial and operational results of the Company's activity contained in the Memorandum are presented as at 1 July 2003, unless stated otherwise. The valuations given herein of the Company's shares are given as at 1 July 2003.

All the information in this Memorandum is provided «as is». The Memorandum is not subject to any guarantee that it will remain accurate or complete, or that it will be current at any given date after publication.

This Memorandum is not to be construed as a recommendation or as an offer to buy or sell the Company's securities in any location or jurisdiction where such a recommendation is illegal. The fact that AVK or the Company has published this Memorandum does not constitute an offer or a solicitation of an offer to participate in any particular transaction in the Company's securities. The publication of this Memorandum is not to be viewed as an offer of financial services by the Company or by AVK in any country, state or jurisdiction where such services are illegal.

Investments in the Company's securities, including its ADRs, entail risk. The description of risks is given in the section «Risk Factors» in this Memorandum.

Neither the US Securities and Exchange Commission, nor any other country's or state's securities commission, nor any other regulatory authority, has expressed its approval or disapproval of the Company's ADR programme, nor expressed its opinion on the accuracy or completeness of the information provided herein. Any statement to the contrary shall be viewed as a criminal offence.

This Memorandum is not aimed at the specific investment purposes of any particular user of this Memorandum. Investors are urged to consult their own professional advisers before taking action on the basis of information on securities appearing herein. Should an investment be denominated in a currency other than the investor's domestic currency, fluctuations in the currency exchange rate may have a negative effect on the income from that investment.

AVK shall not be liable for any direct or indirect loss arising in any way from an investment decision based on the information provided herein or from any other use of this Memorandum.

It is prohibited to duplicate, distribute, forward, publish or use the contents of this Memorandum without the prior written consent of the Company, except in respect of information that can be obtained from public sources.

Contents

Summary

The public joint-stock company (PJSC) Southern Telecommunications Company (UTK) was formed on 20 May 1994 under the name OJSC Kubanelectrosvyaz, as part of the privatisation of Rossvyazinform, the state communications and information technology enterprise. Following a decision at the 2001 annual general meeting, the Company registered its present name. UTK is a part of Svyazinvest, which owns 38.2% of the Company's share capital.

The company is the largest fixed-line operator in the Southern Federal District (SFD) of the Russian Federation. At the end of 2002 it had 45% of the local, inter-urban and international telecommunications market, or 68% excluding the mobile (cellular) market.

The Company has branches in ten areas of the SFD. It has no presence in the Dagestan, Ingush, or Chechen republics. The SFD is the smallest of Russia's federal districts, at 589,200 square kilometres, but is the second most densely populated, with 36.4 inhabitants per square kilometre. Social conditions in the SFD are characterised by low income and high unemployment: in 2000, GRP per head was half the Russian average. At the end of 2002 this lag was considerably reduced.

The Company's activities reflect the particular characteristics of the SFD, such as a relatively small urban population (57.5%) and a regional focus on health resorts, which means that demand for services tends to be seasonal. Mountainous terrain and a favourable climate both have an effect on the construction of new networks, especially in areas that are hard to reach.

These are the main services provided by the Company.

- Local and intra-zonal telephone communications
- Inter-urban and international communications
- Telegraph communications
- Radio and wireline broadcasting
- Trunking of mobile radio telephone communications
- Channel rental
- Transmission of data
- Paging

The Company's traffic volumes

	2002	2003
Inter-urban communications (millions of minutes)	1,478.5	1,751.1
International communications (millions of minutes)	97.0	105.5
Growth in the number of new subscribers (%)	5.3	9.1

Source: the Company

UTK plays a significant part in the SFD's telecommunications market. As a monopolist in the industry, the Company owns the majority of the region's basic telecommunications infrastructure (switching capacity and communications channels). It also owns the 'last mile', which gives it superior access to the end-user. However, tariffs for local, inter-urban and international communications services are subject to state regulation, which reduces the Company's opportunities to increase its revenue. Moreover, increasing competition may oblige the Company to reduce its tariffs for long-distance communications, or risk losing subscribers to alternative operators.

Network statistics

	2002	2003
Telecommunications network		
Line capacity (UTN and RTN [1]) (000)	3,545	3,838
Operational capacity (UTN and RTN) (000)	3,312	3,567
Level of digitisation (UTN) (%)	47.0	57.4
Level of digitisation (RTN) (%)	11.3	20.9
Intra-zonal network development		
Growth in the length of inter-urban channels All channels (%)	23.0	50.7
Channels using digital transmission systems (%)	38.0	71.1

[1] UTN = urban telephone exchanges, RTN = rural telephone exchanges.

Source: the Company

In 2002 the company had 95% of the local communications market, 68% of inter-urban and international communications and 52% of Internet provision. In some areas, however, it is vulnerable to competition from alternative telecommunications operators. For example, it has a fairly weak position in mobile communications, and there is fierce competition in both fixed-line and mobile communications.

Main sources of revenue from communications services

%	2002	1st half of 2003
Local communications	36.8	38.3
Inter-urban and international communications	52.5	51.5
Fax services	2.6	2.8
Wireline broadcasting	1.5	1.4
Payphones	3.2	2.8
Other	3.4	3.2
Total	100.0	100.0

Source: Svyazinvest

The Company's strategy

The Company's development strategy is to provide the southern regions of Russia with high-quality telecommunications service of all kinds by developing telecommunications infrastructure and services and by introducing modern technical solutions. Its aim is to raise the standard of living of the population and strengthen the Company's leading position in the SFD.

Management intends that by 2006 the Company will have increased its share of total revenue from communications services in the SFD to 51%, achieved average annual revenue growth of at least 26% in rouble terms, secured 55% of the business telecoms market and increased new services to 12% of revenues.

One priority is to increase installed telephone density in the SFD from 19.1 telephones per 100 people in 2003 to 32.8 in 2008. The Company will also be replacing equipment and gradually phasing out socially significant services but unprofitable such as wireline radio broadcasting and telegraphy.

The Company's regional priorities for the development of telecommunications services are Krasnodarsky Kray, the Rostov, Volgograd and Astrakhan regions and Stavropolsky Kray. The attractiveness of these regions is that they contribute a large part (more than 88% at the end of 2002) of the Company's income. These regions are also seeing strong competition in telecommunications, especially between providers of new services. The Company is therefore keen to develop its networks and services so as to maintain its market leadership.

Its programme includes the development and implementation of multi-service networks (including the construction of a single multi-service network in the SFD), IP telephony and IP number services and dedicated and switched Internet access services. The Company is not planning to abandon its mobile telephone services, and intends to consolidate all its activities in this segment under one brand, and to upgrade to CDMA services.

The development of new services will be impossible without technical improvements. Management's plans to achieve this include increasing the digitisation of the local network from 38.7% on 31 December 2002 to 75.4% by 31 December 2006, and introducing new telecommunications technologies (ADSL, SHDSL, ISDN).

In making its plans to improve services, management is focusing on the more lucrative parts of the corporate and high-income domestic markets, which it terms 'the VIP customer'. Customers in this segment are offered extra, individually tailored services, even including individual motivation and payment schemes. Management believes that such an approach will allow it to expand its services to 'VIP customers', increase their contribution to total income and expand their numbers.

To achieve its goals by 2006, management is paying close attention to the proficiency of its personnel, and has a unified policy for planning, selecting, deploying and training its staff. The Company is in need of IT specialists and marketing and management people. The Company has set up an industrial training centre to train personnel and improve their qualifications; it forms the faculty of optics and electronics at the Kuban State University. In addition, with a view to increasing efficiency and reducing overheads, in May 2003 it acquired an ERP (enterprise resource planning) system as part of an overall project by Svyazinvest. It hopes that this will allow the processing of management information to be standardised and accelerated.

Fees for communication services remain one of the Company's main sources of revenue and profit. The main tasks for the Company in tariff policy are to raise prices enough to cover costs, adopt a single communication services tariff for all users in the SFD, reduce cross-subsidies between different services, introduce flexible discount rates and optimise tariffs for inter-urban communications.

Management is expecting an annual increase of 20—25% in regulated flat-rate tariffs for local telephone communications for organisations and domestic users. This would allow the Company's tariffs to reach an acceptable level by 2007. A tendency that the Company shares with all the other Svyazinvest companies is to raise prices for network resources while simultaneously increasing the discounts for putting inter-urban and international traffic through the Company's AIUTEs (automated exchanges).

Consolidation of companies

The merging of regional telecommunications operators within federal districts was carried out in 2002 as part of Svyazinvest's strategy of creating telecommunications companies which would be attractive to investors. Seven regional telecommunications companies were formed. The reorganisation of the nine telecommunications operators in the SFD took the form of a merger centred on Kubanelectrosvyaz, the telecommunications operator of Krasnodarsky Kray. This created UTK as a single large provider of telecommunications services in the SFD.

The legal procedure was completed in January 2003 with the registration of a report on the share issue by the RF Federal Commission for Securities, and with the holding of the inaugural annual meeting of the merged company. Shareholders approved the changes made to the company's charter, acknowledged the legal succession of the merged company and appointed a new board of directors and managing director.

The reorganisation enabled several goals to be achieved. Small operators were merged into a large company that could serve the whole of the SFD. The enlarged operator has a number of advantages when carrying out financing, investment and technical policy, and is more attractive to investors. This appears to be borne out by the following developments.

- The liquidity of the shares of UTK has increased considerably. Between September 2000 and January 2003, the spread between the bid and offer prices of the ordinary shares narrowed from 87% to 3%.
- Following the listing of additional shares, the Company's market capitalisation increased from $153 million in September 2000 to $202 million in January 2003, according to RTS data;
- Standard & Poor's has raised the Company's international credit rating from CCC+/Stable to B-/Stable.

After the merger, the total installed capacity of the Company was 3.5 million lines, making it the fifth largest of the seven operators founded during the reorganisation of Svyazinvest. The reduction of expenses by centralisation of management was an additional benefit of the reorganisation.

After the completion of the reorganisation, priorities were set, tasks and goals defined, and a broad plan was drawn up for the development of telecommunications services. All this requires the deployment of very substantial material and human resources. At present, the Company's efforts to develop its business enjoy the following advantages:

- Borrowing opportunities;
- Highly qualified specialists;
- Its large market share in the SFD.

Finance

On 31 October 2002 the merging companies were removed from the official register of companies. Management believes that it is therefore impracticable to present meaningful financial information for 2001. The financial statements for the first six months of 2003 have been drawn up by AVK under IAS, using estimates and projections based on data received from the Company. In this connection, it would be wise to exercise caution in examining and comparing the Company's financial indicators for 2002 and for the first six months of 2003.

Condensed profit and loss statement, IAS

R million	2002	1st half of 2003[1]
Revenues	11,885.4	6,134.8
Core operations revenue	892.0	912.3
Income before provision for income taxes	1,917.9	594.8
Income before provision for minority interest, net	1,140.5	405.5
Net income	1,046.2	402.7

[1] AVK estimates.

Source: the Company

Condensed balance sheet, IAS

R million	2002	1st half of 2003[1]
Assets		
Non-current assets		
Property, plant and equipment, including advances to suppliers	16,663.7	17,503.1
Intangible assets, net	6.6	1.4
Investments in associates and other financial investments, net	510.4	100.5
Total non-current assets	**17,180.7**	**17,605.0**
Current assets		
Inventories, net	658.3	858.2
Accounts receivable, net	853.3	1,068.0
Other current assets	669.5	1,495.2
Cash and cash equivalents	229.8	431.0
Total current assets	**2,410.9**	**3,852.5**
Total assets	**19,591.7**	**21,457.5**
Equity and liabilities		
Shareholders' equity		
Share capital[2]	1,297.8	1,297.8
Retained earnings and other provisions, including the effect of inflation on share capital	11,106.6	11,519.9
Current profit	1,046.1	393.3
Total shareholders' equity	**12,404.4**	**12,817.7**
Minority interest	**148.5**	**0.0**
Non-current liabilities		
Borrowings, non-current portion of obligations under finance leases	1,164.4	1,243.1
Other non-current liabilities[3]	1,024.7	994.5
Total non-current liabilities	**2,189.1**	**2,237.6**
Current liabilities		
Payables and accrued liabilities, taxes payable and social security, accounts payable to Rostelecom	1,981.1	2,526.4
Dividends payable	204.9	467.0
Borrowings, current portion of long-term debt, current portion of obligations under finance leases	2,625.8	3,154.4
Other current liabilities and provisions	37.9	254.3
Total current liabilities	**4,849.6**	**6,402.2**
Total equity and liabilities	**19,591.7**	**21,457.5**

[1] AVK estimates (IAS).
[2] Ordinary and preference shares.
[3] Deferred income taxes and equipment contributions.
Source: the Company

One of the effects of the reorganisation was to increase the Company's profitability. The increase in the net operating margin shown here mainly reflects an optimisation of the number of employees and lower production costs.

Profitability indices

	2002	1st half of 2003[1]
Net operating margin[2] (%)	7.5	14.9
Profit margin on core operations[3] (%)	8.1	17.5
Net profit margin (ROS)[4] (%)	8.8	6.5

[1] AVK estimates.
[2] Ratio of operating profit to revenues.
[3] Ratio of operating profit to expenses.
[4] Ratio of net profit to revenues.

Source: the Company

Company securities

The share capital of Southern Telecommunications Company on 1 July 2003

	Number of shares issued	Nominal value per share (R)	Total nominal value (R)	%
Ordinary shares	2,960,512,964	0.33	976,969,278.12	75.28
Type A preference shares	972,151,838	0.33	320,810,106.54	24.72
Total	3,932,664,802	—	1,297,779,384.66	100.00

Source: the Company

The table above shows the number of shares issued by UTK. The Company's charter allows it to place a further 130,814,345 ordinary shares and 32,711,532 type A preference shares, all at a nominal value of R 0.33.

The first issue of UTK's securities was registered on 20 May 1994, during the reorganisation of the state enterprise Rossvyazinform into a joint-stock company. The most recent issues were registered on 15 August 2002, as part of the reorganisation and merger of ten telecommunication operators of the Southern Federal District.

On 1 January 2004, the Company's main shareholder was Svyazinvest, with 38.159% of its share capital.

Major shareholders of Southern Telecommunications Company at 1 January 2004

Name	Status	% of share capital	% of ordinary shares	% of preference shares
Svyazinvest	Holder	38.16	50.69	0.00
Depositary Clearing Company (Depozitarno-kliringovaya kompaniya)	Nominee	15.44	12.56	24.23
Personnel of UTK	Holders	10.02	8.66	14.18
ABN Amro Bank	Nominee	7.12	2.82	20.19
ING Bank (Eurasia)	Nominee	6.54	7.16	4.66
Brunswick UBS Warburg Nominees	Nominee	5.61	4.56	8.81

Source: the Company

The Company's shares have been traded on RTS since 1 January 1997, under the following ticker symbols:

KUBN – ordinary shares
KUBNP – preference shares

Since 7 March 2001 the Company's shares have also been traded on the stock section of MICEX, the Moscow Interbank Currency Exchange, and on 21 May 2002 they were listed on the St Petersburg stock exchange. To expand the market for its shares and to attract foreign investors, the Company issued and registered Level 1 ADRs on 5 February 1998. Since 1 October 2003, the Company's ADRs have been traded on over-the-counter markets in the US and Europe: NEWEX (Vienna), and the Berlin and Frankfurt stock exchanges. Each ADR represents 50 ordinary shares. The market value of the Company's ADRs increased in 2003 by 65.3%. On 1 January 2004 the market value of 2,228,000 outstanding ADRs was $10,800,000. The necessary depositary services are provided by J. P. Morgan Chase Bank. The most recent agreement with J. P. Morgan was signed on 15 December 2002, after the completion of the reorganisation. Management is also considering initiating a listing procedure with one of the international stock exchanges.

The first tranche of the Company's bonds is now trading on exchanges alongside its shares. The first offer document for an issue of bonds, with a par value of R 1,000 and total face value of R 1.5 billion, was registered on 15 August 2003, and they have been trading on MICEX since 21 October 2003. On 30 September 2003, the Company's board of directors decided to issue a second tranche of bonds, again with a par value of R 1,000 and a total par value of R 1.5 billion. The bonds were floated at MICEX on 11 February 2004.

Stock exchange	Securities	Ticker	ISIN	CUSIP (WKN)
Russian Trading System (RTS)	Ordinary shares	KUBN	–	–
	Preference shares	KUBNP	–	–
St Petersburg stock exchange	Ordinary shares	KUBN	–	–
	Preference shares	KUBNP	–	–
Moscow Interbank Currency Exchange	Ordinary shares	UTEL	–	–
	Preference shares	UTELP	–	–
Moscow Interbank Currency Exchange	Bonds, 1 tranche	ЮТК-01об.	RU0009071088	–
Moscow Interbank Currency Exchange	Bonds, 2 tranche	ЮТК-02об.	RU000A0AUUT0	–
OTC USA	ADR	STJSY	S1843899105	843899105
Frankfurt stock exchange (FWB)	ADR	KUE	US5011671006	912640
Berlin stock exchange	ADR	KUBNy	US8438991056	912640
NEWEX	ADR	KUE	US8438991056	912640

The Company's principal financial contractors are as follows.

Name	Status
J. P. Morgan Chase Bank	Depositary for the Level 1 ADR programme
Ernst & Young	Auditors
Registrator-Svyaz	Share registrar

Risks

Country risks

Socio-political and economic risks

High economic risks are inherent in Russia, a country with a transitional economy. Favourable circumstances in world markets have allowed Russia in recent years to improve its trading balance, significantly to increase its gold and foreign-exchange reserves and sharply to reduce its external debt. Thanks to the increase in the real earnings of the population, this growth can be seen not just in export-orientated production but in other branches of industry as well. At the same time, Russia is a transitional economy, which means the risks of doing business there are higher than in Europe and the USA. These risks are connected both to external conditions, such as for example a potential drop in oil prices, and to internal factors, above all the progress of structural reforms in the electricity supply system, housing and communal services and in the telecommunications sector.

Wide income differentials in Russia's population creates conditions for social conflict. The pay of a quarter of the country's population is below the subsistence level. A possible deterioration could not only lead to a radicalisation of political attitudes but could also strengthen the opposition to the transformation of Russia into a market economy.

There is a danger of terrorist acts on Russian territory, despite the acceptance in Chechnya of the proposed constitution and the steps towards a peaceful solution of the problems of the region. World events in the last few years have shown how destructive terrorist attacks can be.

Risks connected to Russia's legal system and Russian legislation.

The underdevelopment of the legal and judicial system in Russia increases the risks of investing and doing business. The Russian authorities are trying gradually to eliminate the deficiencies in the law at all levels, but reforms are hindered by corruption and the inefficiency of the bureaucratic apparatus. Investors can be faced with an arbitrary interpretation of laws that are already imperfect. This problem is especially real in the provinces, where the local authorities are frequently unwilling to do so.

Much is said about the dependence of Russian courts on the economic and political influence of the authorities. Judges are often too inexperienced in applying the new laws that regulate the relationships between companies. In Russia, court decisions sometimes have no influence at all on subsequent decisions in similar cases. Cases can drag on for a very long time. Lawsuits can be used for political purposes. These factors indicate the imperfection of the Russian judicial system and the difficulty of forecasting the outcome of legal proceedings.

The rights of minority shareholders in Russian companies are poorly defended. As a result, such shareholders can be confronted by late or unreliable information about the company's activity, the use of confidential or insider information on the market, the derogation of rights during the reorganisation of the company or the absence of a transparent and understandable mechanism for determining dividend payments. Legislatively such situations are not regulated in Russia, which directly affects a company's style of corporate management.

Company-specific risks

The Company's partners are often also its competitors. Under Russian legislation, the Company, as the operator of a common-user network, must offer alternative operators access to its lines, allow them to install their equipment on its premises and provide other services necessary for their activity. These conditions could lead to conflicts of interest between the Company and these alternative operators. Should the Company's prove unable to cooperate efficiently with other operators, that could lead to a loss of customers and affect the Company's performance in the future.

Growth in the demand for the services offered by the Company could cause a shortage of the qualified personnel and equipment needed for carrying on operations. The reforming of the Company was completed at the end of 2002. At the present moment a real improvement can be seen in the Company's performance indicators for traditional communications services and in the range of new services being offered. However, neither the processes linked to the introduction of a new system of financial accounting, nor many operational processes linked to charging for the communications services provided (for example, a billing system) have yet been completed in the Company. Lack of the necessary quantity of high-qualified personnel, and also a shortage of the network equipment needed to satisfy demand could lead to a drop in the quality of the services offered by the Company, and also to a reduction in the number of the Company's customers, which would have an effect on the operational and financial indicators.

The Company's short operational and financial history makes it difficult to judge either the quality of the Company's management or its financial performance. The Company's formation, as a result of the reorganisation of the joint-stock communications companies in the Southern Federal District, was completed only in October 2002. Presentation of the Company's operational and financial indicators comes up against a number of problems. The Company's operational indicators up to 2002 are therefore an aggregate of the indicators of the separate communication companies from which it was formed. In addition, until 2002 only four of these joint-stock companies did not present consolidated financial statements compiled to international accounting standards. Investors should not rely on companies' accounts compiled under Russian accounting standards (RAR). The financial information about the Company in this memorandum consists only of financial reports for 2002, compiled under RAR and audited by the independent company Ernst & Young, and for the half-year to 30 June 2003, compiled to international standards by the AVK company from data provided by the Company. Since these reports cover such a short period, it is difficult to evaluate the trends in and prospects for the Company's development.

The Company is at risk of a loss of income from the provision of long-distance communications services. Inter-urban and international communications traffic is at present strongly dependent on Rostelecom. Should Rostelecom's tariffs for access to these channels be altered to the Company's detriment, a fall in the Company's operational performance would be possible. However, if competition became fiercer in the long-distance communications market, Rostelecom could be forced to lower its tariffs, and this would have a positive effect on the Company's revenues. On the other hand, customers could switch to alternative providers long-distance communications services.

In addition, the Company could lose revenue from long-distance communications if alternative operators develop IP telephony, which can also be used for international and inter-urban communications and is cheaper for the subscriber than traditional means. Because of this, tariffs for long-distance communications services could tend to fall.

Financial risks

Tariffs for communications services are controlled by the RF Ministry for Anti-monopoly Policy and Support of Business (MAP RF). The Company therefore cannot forecast how tariffs might change, or, as a result, its own profitability. At present tariffs for main communications services are calculated by MAP RF on the 'cost plus' method – that is, the Company's reasonable costs plus an agreed rate of profit.

Inflation could increase the Company's expenditure and lower its profitability. For the last few years, the Russian economy has experienced high inflation – 18.6% in 2001, and falling to a still high 15.1% in 2002. According to figures available so far, the federal government is planning to hold inflation at 12% in 2003. Some of the Company's costs, such as the level of wages, depends on the growth in the general level of prices in Russia. The Company therefore cannot always raise tariffs in line with the increase in expenditure on certain items. High inflation could increase the Company's outlays and reduce its profitability.

Alterations in currency exchange rates could increase the Company's outlays and heighten the risks of non-payment of debts. For the last few years, the rouble has fluctuated against the dollar and the euro, usually tending to fall against them. The Central Bank of the Russian Federation (CBR) has undertaken various measures to support the rouble, but the ability of the federal government and the CBR to keep the rates stable depends upon many political and economic factors. Various possible measures to support the rouble include financing the budget deficit without issuing more money, controlling the rate of inflation and maintaining sufficient foreign-currency reserves.

A significant proportion of the Company's leasing contracts and credits are denominated in US dollars or euros. A fall in the rouble against other currencies could increase the Company's expenditure on debt servicing and payments on leasing agreements. One way of reducing this risk could be to link tariffs to the rate of the dollar or the euro, but tariffs are regulated by the MAP RF and set in roubles, so the Company's profitability could be reduced if there was a major fall in the rate of the rouble against other currencies. To reduce this risk the Company prefers to make payments in roubles and to attract rouble denominated borrowings.

Should the Company be unable to attract sufficient capital, it would be forced to reduce its investment projects and operational activity, and this could have a negative effect on the Company's operational performance and lead to losing a share of the market. The Company must make considerable investment in modernising and reconstructing the network equipment. The realisation of the investment projects depends to a large extent on the Company's ability to attract additional capital. One means of financing investment projects is a bonded loan. Should rates on the Russian bonded loan market begin to rise sharply, the Company would not be able to complete its investment projects, thus lowering its competitiveness. In addition, as a result of these causes the Company could lower its profitability and raise significantly the costs of servicing the loan.

In unfavourable economic circumstances, the Company could be at risk of being unable to repay its debts. It has many leasing contracts on which it makes payments, and it uses bonded loans and long- and short-term bank credits to finance its operations and investment projects. Unfavourable external circumstances that could affect the Company's ability to repay its debts could include a slow-down in the economic growth rate, a rise in the rates paid on credits, an increase in the rates on the loans market. Unfavourable internal conditions could be as a lengthening of the payback period for investment projects, a drop in demand for the Company's services, an increase in debts receivable, and force majeure circumstances.

To reduce this risk, the Company examines its investment projects very carefully, and keeps track of the relationship between its own and borrowed finances; it also sets limits on the receipt of short-term credits.

Sector risks

The main risks for the telecommunication sector of the Russian Federation are connected with the system of state regulation, technological developments, the equipment of communication networks, the growth of competition and potential changes in demand for communications services.

An adverse development of any of these factors could damage telecommunication operators' their business and financial status, and reduce the prices of their shares. For investors in the sector there is therefore a risk of a depreciation of their investments in the shares of telecommunications companies.

Regulatory risk

The telecommunications sector is strictly regulated by the state, most importantly in:

- the licensing and supervision of telecommunication services;
- the state ownership of sector resources (telephone lines and wireless spectrum);
- the regulation of tariffs on the services of the incorporated communication operators.

Risk of sector legislation. Russian telecommunications legislation is in the process of being reformed, with the aim of bringing it into line with international standards. In 2003 the federal government passed a new law, «On telecommunication», to establish regulatory procedures for the sector. However, this law still leaves opportunities for the state to take protectionist actions against individual communication operators. This creates a particular risk for the investor, because the telecommunications sector has no effective regulatory mechanism.

Licensing risks. The terms on which new licences are issued to telecommunication operators and existing licences extended are determined by a federal body with executive powers. At present its functions are carried out by the RF Ministry for telecommunications and information technology. This role includes the right to determine how the different kinds of services in the various parts of the Russian Federation are licensed, whether by competition or direct appointment. However, the law «On telecommunications» does not say how such competitions should be held; this will require an additional by-law, which has not yet been drafted. As a result, operators cannot be sure that their licences will be extended, or that the Ministry will not change the terms or territory of the licence, or their responsibilities as licence-holders.

In the past, the risk of not receiving a licence was especially high for mobile (cellular) operators. Until recently, the Ministry limited the number of licences issued, and consequently restricted the number of operators in any one territory or providing a particular mobile standard. This proved an insuperable barrier to entry, and artificially maintained a series of monopolies.

The Russian state is the sole regulator of the use and distribution of telephone lines and wireless frequency spectrum. This is written into the Russian Federation's international telecommunications treaties. Although the state is trying to bring the distribution of wireless frequencies and their conditions of use into line with international standards, disparities remain.

A risk for communications operators that use a wireless frequency is that the government – including the security services, armed forces and presidential communications – first call on wireless frequencies. There is also a risk that the state commission on radio frequencies will decide to transfer a radio frequency band from one user to another.

The RF Ministry for telecommunications and information technology is also responsible for ensuring the availability of telephone lines. However, there is a risk that the state will be unable to make the necessary investment in good time, and that at some point there will be a shortage of lines. Indeed, this is already the case in Moscow, but a new system of telephone numbering is to be introduced, and at that point the financing of new lines should become the responsibility of the local telecommunication operators.

The new law «On Telecommunication» introduces a guarantee that universal communication services will be made available in the Russian Federation. Operators of universal services are to be selected by competition, and if there are no candidates the responsibility can be imposed on the largest operator in the territory, with no right of refusal.

At present, the interregional telecommunications company MRT is the only telecommunications operator in most of the Russian Federation, and so will be appointed the universal service operator in those areas. The universal service mechanism is to be introduced throughout the Russian Federation in 2005.

A provider of universal services has to offer a certain minimum range of telecommunication services wherever there is a population, which will require the operator to make significant investments. Tariffs for universal services will be set at a minimal level, to ensure their general availability. Thus it will be unprofitable for an operator to be the universal service provider.

Admittedly, the law «On Telecommunication» specifies a mechanism to ensure that the operator of universal service is compensated for this loss, but this mechanism has not yet been created. Universal service operators therefore face the risk of that compensation will be delayed and/or incomplete, increasing their receivables and reducing their profitability.

The compensation is to be paid out of a fund, the universal services reserve. When universal communication services are introduced, all of the Russian Federation's telecommunication operators will be expected to make periodic contributions to the fund. Not only will the introduction of this system of contributions erode the profitability of the operators, but the legislation does not actually say how the contributions are to be calculated, increasing the risks still further.

Current anti-monopoly legislation (the law «On natural monopolies») states that, when a service operator is recognised as a 'natural monopolist', its tariffs are subject to regulation by the MAP RF. A telecommunications provider that is the only operator in a given market runs the risk of being included in the register of natural monopolists, and finding itself subject to such regulation. Under this law, MRT is considered to be a natural monopoly, and is indeed subject to regulation by anti-monopoly bodies.

Any change in tariffs charged for the services of operators that are natural monopolists has to be coordinated with the MAP RF; this can lag behind changes in the real economic situation which affect the operator's costs. A delay in changing a tariff could reduce the operator's competitiveness and profitability.

Equipment-related risks

The performance of the telecommunication service operators is dependent on the state of their network equipment. There is always a risk that failures in the network will result in failures in software and to some extent in equipment.

Telecommunications equipment is evolving vigorously at present. Developing the technically advanced networks that this makes possible requires significant investment. However, the prospects of such investments being recovered are threatened by the speed with which new technologies may emerge, enabling other operators to construct even more competitive networks.

The growth of competition in the sector is also creating risks. There is considerable demand for telecommunication services in the Russian Federation. This is producing rapid growth in revenues, resulting in an expansion of the services being supplied by the operators, and also in the number of operators. This in turn is boosting competition in the sector, so that the next few years could see pressure to reduce operators' costs. This would be likely to reduce either their profitability or their market share.

This competition is intensified by the appearance of new technologies. Mobile operators are competing for subscribers with the local and international wireline communications (the traditional operators) operators by offering comparable prices and that are greater convenience. The traditional communication operators are also being undercut by operators using IP telephony, reducing the traditional operators' volumes and thereby weakening their incomes.

Stock-market risks

The Company's ADR programme is linked to risks arising out of weaknesses in Russian legislation on ADRs. The taxation of non-residents whose income comes from sources inside the Russian Federation is controlled by Russian legislation, the laws of the investor's country of origin and double taxation agreements with other governments. However, to obtain partial or total exemption from Russian taxes under these agreements is complicated and underdeveloped. This creates the risk that a holder of ADRs will be unable to make use of the regulations and end up paying more tax than expected.

In addition, a holder of ADRs could be unable to receive payments due on the underlying deposited shares, for instance in the event of the Russian authorities toughening the exchange control regime. In such a case, the depositary bank would not immediately be able to convert the funds received from the Company into US dollars, nor transfer them to the USA. Should the exchange rate move in the meantime, the ADR holder could lose part or all of the value of the funds being distributed.

Holders of ADRs could be unable to exercise their right to a vote at shareholders' meetings, or other rights exercised by the Company's shareholders. For example, they might not receive voting papers in time, and be unable to send voting instructions to the depositary bank (which does not take responsibility for the non-fulfilment of voting instructions caused by circumstances outside its control). This would mean that holders of the Company's ADRs could be deprived of the ability to act when they disagree with a vote cast by the depositary bank on behalf of the shares underlying the ADRs.

The market value of the Company's shares and ADRs is exposed to negative effects from many factors that are not directly connected to its financial and economic position. Such factors include the overall economic situation in Russia, the liquidity of the Russian stock market and the condition of the financial markets. The events of 1998 showed that a crisis in the Russian financial markets or in the markets of other developing countries can degrade the value of the Company's shares even if its financial and economic situation remains stable.

The prices of the Company's shares and ADRs can fluctuate very widely. The market in the shares is illiquid. As a rule, the lower the liquidity of a market, the greater the potential fluctuations in the value of the instruments being traded, and the greater the potential spread between buying and selling prices. Any detrimental information or event can lead to a significant fall in the market value of the Company's shares or ADRs.

At present the Company's management is considering the benefits of being listed on international stock exchanges (London, New York).

A further issue of ordinary shares could erode current shareholders' interest in the Company's authorised capital. The Company's charter allows a decision to increase the authorised capital by a further issue of ordinary shares can be taken either by a shareholders' meeting or by the board of directors (see Procedure for taking decisions having a major effect on the company's financial position). Major shareholders of the Company could make a decision to issue more shares, which could shrink the proportion of total equity held by small holders of shares and ADRs, and reduce their influence on the decisions made by the Company.

Risks associated with
the accuracy of information and forecasts

In writing this memorandum, AVK has not submitted the information about the Company's competitors to independent scrutiny. All the information about the Company's competitors contained in the memorandum is taken from publicly available sources. In using this information, AVK has relied on its accuracy without carrying out an independent scrutiny. Because of this there may be inaccuracies in the presentation of information about the Company's competitors.

***The forecasts of the Company's performance contained in the memorandum may not* be achieved.** The memorandum contains forecasts made by AVK on the basis of data provided by the Company and made by the Company itself, which are exposed to risks and uncertainty. The Company's actual results could be significantly different from the forecasts, due to the effects of the risks and uncertainties described in the sections on risks and in other sections of the memorandum.

The telecommunications sector

The public telephone network in the USSR was operated by state companies, which were subject to the centralised planning system's control. The market-oriented non-governmental operators did not appear until 1990s

Main development indicators of the telecommunications Industry in Russia

'Subscriber devices' (handsets, faxes, modems, answering machines etc.) connected to city and rural wireline telephone networks, millions (1 April 2003)	31.6
Fixed-line telephone lines per 100 residents (1 April 2003)	25.6
Cellular telephone subscribers, millions (1 January 2003)	17.6
Cellular telephone accounts per 100 residents (1 January 2003)	12.5

Source: RF Ministry for telecommunications and information technology

Russia's first telephone networks were built in the two largest cities, Moscow and St Petersburg, in the 1880s. The first long-distance line, between Moscow and St Petersburg, was in operation by the end of the 19th century. The telecommunication networks were privately owned by companies or operated by them under long-term concessions. After the establishment of the USSR, the networks were nationalised and developed as a single national enterprise under the control of the country's centralised planning system until 1994.

In the 1950s the penetration of telephone communications was still low, with no more than 1.5 million telephone lines in the public network. However, by the 1970s the main telecommunications infrastructure had been formed, including local, regional and long-distance networks.

At that time the public telephone networks were managed by the Ministry for telecommunications, and their management structure was broadly in line with the territorial division of the country. Being unconnected with the defence infrastructure, the Ministry for telecommunications was given a relatively low priority in the allocation of funds. During the years of Soviet rule, investment in the public telephone networks was no more than 1% of the country's annual investment spending, which was clearly not sufficient for the rapid development of the industry. This federal policy resulted in:

- a lack of telephone communication with small and remote settlements;
- long waiting-lists for private telephone lines in large cities;
- insufficient international telecommunication capacity; and
- poorly developed inter-city communications.

In the beginning of the 1990s, when the USSR was strengthening its economic ties with other countries, the newly founded businesses started to demand a higher quality of telecommunication services than the existing public telephone networks could provide. As a result, the Russian federal communication agencies (initially those in Moscow and St Petersburg) created joint ventures with foreign partners. These new operators rapidly built up modern digital networks. They provided high-quality services, but prices were high.

In 1991, the structure of the industry was drastically changed. The regional telecommunication agencies were restructured into a single system under the control of a group of federal enterprises, collectively named Rossvyazinform. The Ministry for telecommunications gave up the economic management of the industry.

Under this reorganisation, a number of separate but still federally owned enterprises were created out of the regional communication agencies, independent city telephone networks (in Moscow, St Petersburg, Novosibirsk, Yekaterinburg, Kostroma, Pskov and Arkhangelsk) and special telegraph agencies (the Central Telegraph Agency in Moscow and agencies in St Petersburg, Rostov-on-Don and Yekaterinburg). The territorial segmentation of the long-distance and international telecommunication pools was abolished, and they were united under another federal enterprise, Rostelecom (except for international telecommunication stations in Moscow, St Petersburg and Yekaterinburg, which became independent long-distance telecommunication agencies).

In 1992, RF government regulation No. 1003, «On privatisation of telecommunication agencies» authorised the privatisation of the Russian federal telecommunication agencies in accordance with the federal scheme for the privatisation of federal and municipal enterprises. The conditions of the privatisation were as follows.

- The federation was to retain controlling interests in newly incorporated telecommunication joint-stock companies for the first three years of their existence.
- The radio and television broadcasting agencies were detached from the telecommunications industry, and remained in federal ownership.

Altogether, 127 joint-stock telecommunication companies were incorporated.
Thus, by 1993 these federal telecommunication enterprises had been reorganised into joint-stock companies, with the state retaining controlling interests in most of them. Shareholders' equity was mostly distributed as follows:

- 38%, in the form of ordinary shares, were assigned to the federation;
- 25%, in the form of preference shares, were given to the employees;
- 22%, in the form of ordinary shares, were transferred to the regional property funds, to be sold on by commercial tender and by auction (and paid for in cash or by the vouchers handed out to each citizen at the time of the privatisation);
- 15% in the form of ordinary shares were sold to different investors.

In October 1994, RF presidential decree No. 1989 created a new joint-stock company, Svyazinvest, by combining the state-owned shareholdings in 85 of the joint-stock telecommunication companies.

The details of the incorporation of the company were spelled out in RF government regulation No. 1297 of 25 November 1994, «On incorporation of the joint-stock company Svyazinvest», and modified in No. 742 of 24 July 1995. The most significant provisions were that:

- Svyazinvest was incorporated with the aim of raising investments for the development of regional public telecommunication networks in the Russian Federation;
- of Svyazinvest's shareholders' equity (ordinary shares), 51% were to remain federal property for three years;
- the remainder of the shares (49% of shareholders' equity) was to be prepared for sale by commercial tender.

It was the creation of Svyazinvest that gave the structure of the Russian telecommunication industry its present form.

The RF Ministry for telecommunications and information technology no longer deals with the business activities of the telecommunication companies. Instead it functions as the state regulator of the industry (except in the matter of pricing), plans its overall development and drafts new telecommunications legislation. It also issues licences to operators, certifies the telecommunication equipment installed in the federal telecommunication network and controls the dealings between the operators working in the telecommunication market.

Svyazinvest controls the financial and economic aspects of its telecommunication operators' activities via its representatives on their boards of directors). It also defines their policy, and is involved in the design of long-term development strategies and unified management standards.

Prices in the industry are regulated by the RF Ministry for Anti-Monopoly Policy and Support of Business.

Initially, Svyazinvest did not include Rostelecom, Giprosvyaz (Moscow), Yekaterinburg City Telephone Network and Central Telegraph. The federal shareholdings of these companies were folded into Svyazinvest in May 1997 as the result of a special RF government resolution.

In 1997 it was decided to privatise 49% of Svyazinvest; 25% plus one share was to be sold by auction to Russian and foreign investors and the rest was to be sold by tender exclusively to domestic investors.

The auction took place on 25 July 1997, and was won by a Cypriot company, Mustcom Ltd, representing a consortium consisting of UNEXIM-BANK Group, Renaissance-Capital (an investment company), Deutsche Morgan Grenfell, Morgan Stanley Asset Management and the Quantum Fund, owned by George Soros. The price was $1.875 billion.

Svyazinvest currently has only three shareholders: the Ministry of state property of the Russian Federation, with 50% plus one share, the Russian Fund for Federal Property with 25% minus two shares and Mustcom Ltd with 25% plus one share.

During 1998–2000, Svyazinvest underwent the first of two stages of restructuring. Telecommunication operators were consolidated in five regions – Moscow, St Petersburg, Rostov, Sverdlovsk and Novosibirsk – by means of the following mergers:

- Rostelecom, Moscow International and Long-Distance Telegraph;
- Petersburg Telephone Network, St Petersburg International and Long-Distance Telegraph, St Petersburg Telegraph;
- Uraltelecom (the telecommunication operator of the Sverdlovsk region), Yekaterinburg Mobile Telephone Network, Yekaterinburg City Telephone Network, Yekaterinburg Telegraph, Urals Telecommunication Design Office;
- Elektrosvyaz of Rostov region, Rostov-on-Don Telegraph;
- Elektrosvyaz of Novosibirsk region, Novosibirsk City Telephone Network;

In September 2000, Svyazinvest's board of directors approved the strategy of a second stage of restructuring. This involved the integration of most of the regional telecommunication companies into seven companies, one for each of Russia's North-Western, Central, Southern, Volga, Urals, Siberian and Far Eastern federal districts.

This consolidation process took around two years, and was complete by the end of 2002. The number of telecommunication operators affiliated to Svyazinvest was reduced to 14. In each of the seven federal districts of the Russian Federation there is now an inter-regional telecommunication operator which owns the main telecommunication network in that territory. Rostelecom, Central Telegraph and the regional companies Lensvyaz (the telecommunication operator of the Leningrad region), Svyaz of the Republic of Komi, Dagsvyazinform, MGTS and Kostroma City Telephone Network remain independent companies.

The foundation of the industry now consists of the so-called 'traditional operators' – Svyazinvest operators which own the main infrastructure of the telecommunication networks.

As well as the traditional operators, the Russian telecommunication market includes corporate networks and the so-called 'alternative' operators. Corporate networks belong to large institutions and industrial companies, and are mostly maintained by them (they also can sell or lease any excess capacity to other companies). The alternative operators appeared in the 1990s, as independent commercial companies sought to enter profitable parts of the telecommunication market, such as cellular telephony.

The Russian telecommunication industry now has a clear holding structure and is highly concentrated. The majority of the market is shared between operators belonging to the following institutions: Svyazinvest (including the seven traditional operators that it controls), Joint-stock Financial Corporation Systema, Alpha-group and Telecominvest.

Sector results:

2002 and the first half of 2003

According to the RF Ministry for telecommunications and information technology, revenues from public telecommunication services (including postal services) in Russia were R 273.2 billion roubles in 2002, 41% more than in 2001. The industry's revenues from the provision of services are increasing, because of growth in such physical indicators as the number of subscribers and traffic volumes, and in tariffs. At constant prices, sales volumes in the telecommunication market grew by 16.2% in 2002.

Revenues from public telecommunication services in the first half of 2003 were R 175.2 billion, or 49.3%, higher than in the same period of the previous year.

The RF Ministry for telecommunications and information technology issued 3,931 licences for communication services in 2002. Most of these licences (82%) were for electronic communication services. At 1 January 2003 there were 14,602 valid licences in force, including 11,894 for electronic communication services, 2,515 for television and radio broadcasting, 187 for postal services and six for international data exchange.

The breakdown of industry revenues between the Russian regions

In 2002, Moscow remained the largest consumer of telecommunications of any Russian region, producing 41% of the industry's revenues. The Central federal district (which includes Moscow) accounted for around one half of the telecommunications services provided.

Regional breakdown of telecommunication services revenues

	Revenue 2001 (R billion)	Revenue 2002 (R billion)	Growth (% year on year)
Central Federal District	100.6	140.3	39
North-Western region	15.8	24.0	52
Urals Federal District	11.8	17.7	50
West Siberian region	11.9	17.1	44
Volga region	10.6	15.6	47
North Caucasian region	9.6	14.4	50
Far Eastern region	7.3	10.4	42
East Siberian region	5.3	7.4	40
Volga and Vyatka region	4.1	5.6	37
Central Chernozem region	3.5	4.8	37
Total Russian Federation	**185.6**	**263.8**	**42**

Source: RF Ministry for telecommunications and information technology

The revenues of the 'alternative' and 'traditional' telecommunications companies

In 2002, for the first time since the so-called 'alternative' telecommunications operators appeared in Russia, their telecommunication services earned more than those of the 'traditional' companies, with 53.18% of the industry's income. This outperformance continued in the first half of 2003.

Revenues from public telecommunication services

	Revenue 2002 (R million)	Growth (% year on year)	Revenue 1st half of 2003 (R million)	Growth (% year on year)
'Traditional' operators	127,912	27.5	82,483	39.1
'Alternative' operators	145,313	55.7	92,752	60.0
Total	**273,225**	**41.1**	**175,235**	**49.0**

Source: RF Ministry for telecommunications and information technology

The revenues of the alternative telecommunication companies were 55.7% higher in 2002 than in 2001, growing twice as fast as the 25.5% of the traditional companies. In the first half of 2003, growth was faster in both groups, but the traditional companies still lagged the alternative operators.

Breakdown of industry revenues by type of subscriber

In 2002, households accounted for 43.3% of the industry's income. There is a clear trend of households increasing their share of revenues, due to higher tariffs and traffic volumes. The industry's overall revenue from households rose by 66.7% in 2002, due to increased mobile communication volumes and higher local tariffs.

Industry revenue growth, broken down by type of subscriber

	Revenue 2002 (R million)	Growth, year on year (%)	Revenue 1st half of 2003 (R million)	Growth, year on year (%)
Traditional companies				
Residential subscribers	64,764.0	31.64	37,677.3	26.5
Government subscribers	18,000.2	28.23	10,183.4	18.9
Corporate subscribers	45,147.2	21.69	34,621.8	65.1
Total	127,911.5	27.49	82,482.5	39.1
Alternative companies				
Residential subscribers	53,558.8	146.07	31,895.4	58.3
Government subscribers	4,886.6	129.17	1,781.5	26.6
Corporate subscribers	86,868.0	25.15	59,075.5	61.7
Total	**145,313.2**	**55.73**	**92,752.4**	**59.7**

Source: RF Ministry for telecommunications and information technology

Businesses accounted for 48.3% of total industry revenues in 2002, and state-financed institutions for 8.3%, in line with the previous year's figure. During the first six months of 2003, the contribution of corporate and government subscribers to industry revenues rose to 60.3%.

There are considerable differences in the make-up of the revenues of the alternative and traditional telecommunication companies. Businesses are the main source of the alternative companies' revenues, accounting for 60% of their income in 2002, but the proportion of revenues from households is clearly growing, due to rapid penetration of mobile telephony and the relative saturation of corporate demand. In 2002, businesses were the most important source of revenues for the «alternative» operators. Their revenues from households grew by 146% in 2002, and provide the main reason for these companies' increased share of industry revenues. Their revenues from

business subscribers increased by only 25%.

The alternative telecom companies do little business with state-financed institutions, which accounted for only 1.5–3% of their revenues in 2001 and 2002.

The traditional telecommunication companies receive most of their income from households and state-financed institutions (respectively 50.6% and 14% in 2002). They are the main supplier of telecommunication services to the public sector. However, in the first six months of 2003, the contribution of state-financed institutions to the revenues of the traditional telecommunication companies fell to 12.4%, due to a relatively small increase in tariffs (household tariffs grew by 42%). This was in line with the policy of the RF Ministry for Anti-Monopoly Policy and Support of Business, to reduce payment disparities between household and business sectors.

Breakdown of revenues by type of service

Mobile telecommunications is the leading contributor to revenues, accounting in 2002 for 33.9% of total industry sales (compared with 29.3% in 2001). Mobile communications was also the largest contributor to revenue growth in 2002, producing absolute growth of R 35.7 billion out of a total of R 79.6 billion, and a growth rate of 63%. This trend continued in the first half of 2003.

The alternative operators are the main suppliers of mobile communication services, having specialised in these services from the very beginning, and 62% of their revenues came from that source in 2002. They account for 98% of total mobile revenues.

Breakdown of industry revenues by type of service

	Revenue 2002 (R million)	Growth (% year on year)	Revenue 1st half of 2003 (R million)	Growth (% year on year)
Postal services	19,965.1	32.4	12,634.0	36.7
Special communications	1,000.8	17.7	517.0	17.5
Long-distance and international telephone communications	68,564.2	21.5	34,003.9	07.7
Urban telephone communications	53,572.8	40.3	30,496.4	29.5
Rural telephone communications	4,107.5	36.8	2,363.7	25.9
Radio communication, TV and radio broadcasting, television, satellite communication	9,625.4	29.4	6,161.8	43.0
Wireline broadcasting	2,246.7	20.2	1,240.6	15.2
Mobile communications	92,477.3	62.9	60,377.1	66.4
Other	21,664.8	n/av	27,440.5	n/av
Total	**273,224.7**	**41.1**	**175,235.0**	**49.3**

Source: RF Ministry for telecommunications and information technology

Revenues from long-distance communications accounted for 25.1% of total income, down from 29.2% in 2001 and falling further to 19.4% in the first half of 2003. Despite significant growth in international traffic, long-distance communication revenues grew by only 7.7% in the first half of 2003. The traditional telecommunication companies had a 73% share of industry revenues from international communication services in 2002. Households and businesses showed fairly similar demand for these services, at 50.8% and 41.3% respectively. In the

first half of 2003, the balance shifted towards households, which accounted for 52.7% of revenues from international telecommunication.

Income from local telephone communications (urban and rural) was 21.1% of the total, with rural communication accounting for only 1.5%. However, urban and rural telephone communications expanded by 40% in 2002, mainly due to higher subscriptions and installation fees and an increase in the number of fixed lines.

Local telephone communication services are provided mostly by the traditional telecommunication companies, with a 76% market share. In terms of the type of subscriber, local telecommunications are similar to long-distance, with households accounting for 48% and state-financed institutions for 7.7%.

The alternative operators mostly work with corporate clients in the local communications sector of the market, which provide 80% of their revenues from local telephone communication.

Investments in the telecommunications industry

According to the RF Ministry for telecommunications and information technology, R 65.4 billion were invested in the industry in 2002, 10.8% more than in 2001.

Domestic fixed capital investments increased to 62% of total industry investments.

Foreign investments amounted to $436 million, 13% less than in 2001 (in constant US dollars).

Approximately the same amount of investments came from Finland ($109 million) and the USA ($105 million). Germany accounted for 14% of the total. The most popular type of foreign investment is by the provision of credit. Direct foreign investments are in decline, amounting to 22% of total foreign investments in 2002 compared with 27.5% the year before.

Capital investments in the telecommunications industry amounted to R 51.8 billion in 2002. Most of them were made by the traditional telecommunication companies, which own the main technical assets of the industry. Moreover, during the last two years the traditional telecoms have been working more actively to upgrade and expand their networks. The traditional telecommunication companies' capital investments increased by 48% in 2002.

The installation of new lines was considerably accelerated in 2002 in all the main segments of the Russian telecommunications industry. During the year, urban automatic telephone exchanges switched on 2.8 million new fixed lines, 50% more than the previous year. Alternative telecommunication companies accounted for 20% of the new lines, and 26% of the subscribers of these lines were households. Alternative operators are offering their services to households more actively than before, and taking the more solvent customers from the traditional companies.

In 2002, Svyazinvest's holding companies put 1.37 million fixed lines into operation, 85% of them in households.

As a result, the Russian Federation's telephone density rose from 24.1 lines per 100 subscribers at the end of 2001 to 25.4 at the end of 2002. Telephone penetration in urban areas is still three times that of rural areas, at densities of 30.7 and 11.1 respectively.

The introduction of international radio relay lines also accelerated significantly In 2002. According to the RF Ministry for telecommunications and information technology, 27,200 kilometres of digital radio relay lines came on stream in Russia in 2002, 375% more than in the previous year. There was a decline, however, in the amount of cable coming on stream, from 32,600 kilometres in 2001 to 23,700 in 2002. The largest projects implemented in 2002 were fibre-optic lines: Russia-Kazakhstan (56 kilometres), Tomsk-Molchanovo (664 kilometres), Ekaterinburg-Berezovskiy (183.6 kilometres) and Ulyanovsk-Dmitrovgrad (144 kilometres). Moreover, 7,300 kilometres of fibre-optic transmission lines were put into operation alongside the tracks of the state-owned railway.

High demand for mobile telecommunication services contributed to the expansion of the mobile network infrastructure. This segment was the leader both in absolute growth and in speed of expansion. In 2002, the number of mobile telephone numbers increased by 12.2 million (compared with 4.25 million in 2001). Residential mobile penetration was 12.54 telephones per 100 subscribers (compared with residential fixed-line density of 19.2 at the end of 2002). By the end of 2002, there were 18 million mobile telephones in use in Russia.

In summing up the performance of the Russian telecommunications industry in 2002 and the first six months of 2003, we would mention the following.

- Revenues from telecommunication services in Russia continued to grow unabated.
- There is increasingly fierce competition between the traditional and the alternative telecommunication companies, but the traditional companies are standing their ground and their revenue growth is accelerating.
- The contribution of households to industry revenues is growing, due to the increased range of services and higher fixed-line tariffs
- Mobile communications remains the industry leader in absolute revenues and revenue growth.
- Telecommunication companies are continuing to increase their investments in the development of networks in the Russian Federation. Most capital investments are still made by the traditional companies, and this should allow them to strengthen their market presence.

The market



CENTRAL
Federal District

NORTH-WESTERN
Federal District

SOUTHERN
Federal District

4. VOLGA
Federal District

URAL
Federal District

SIBERIAN
Federal District

7. FAR-EASTERN
Federal District

Branches of PJSC Southern Telecommunications Company (UTK) are located in ten of the areas of the Southern Federal District (SFD): the Adygey, Kalmyk, Kabardino-Balkaria, Karachayevo-Cherkessia and North Ossetia-Alania republics, the Krasnodarskiy kray, the Stavropolskiy kray, and the Astrakhan, Volgograd and Rostov regions. The communications companies of the Dagestan, Ingush and Chechen republics are not part of UTK.

The SFD is the smallest in area of Russia's federal districts. Its surface area is 589,200 sq. km., or 3.5% of the territory of the RF. The SFD's density of population is 36.4 per sq. km., and is the second highest among the federal districts. The population at the start of 2002 was 21.5 million, but only 57.5% of the population live in towns.

General statistics of the Southern Telecommunications Company regions

	major towns	territory of the region in 000 sq. km.	population at the beginning of 2002, million people	density of population at the beginning of 2002, persons per sq. km.	proportion of urban population as % of total population	number of enterprises in the region at the beginning of 2002
Adygeya	Maykop (pop. 167,900)	7.6	0.44	58.5	54	7,044
Kalmyk republic	Elista (105,800)	76.1	0.31	4.0	43	16,341
Kabardino-Balkaria	Nalchik (227,900)	12.5	0.78	62.6	57	10,235
Karachayevo-Cherkessia	Cherkessk (121,100)	14.1	0.43	30.4	44	8,712
North Ossetia — Alania	Vladikavkaz (311,200)	8.0	0.68	84.8	67	13,575
Krasnodarskiy kray	Krasnodar (631,300)	76.0	4.99	65.6	53	112,329
Stavropolskiy kray	Stavropol (337,400)	66.5	2.64	39.7	55	59,505
Astrakhan region	Astrakhan (478,500)	44.1	1.01	22.9	66	16,008
Volgograd region	Volgograd (976,700)	113.9	2.64	23.1	74	57,704
Rostov region	Rostov-na-Donu (992,900)	100.8	4.29	42.5	67	91,254
total	—	**519.6**	**18.2**	**35.0**	**60**	**392,707**

Source: Goskomstat RF

The SFD is Russia's main supplier of agricultural products. Grain, sugar beet, fruit, vegetables, grapes, melons and gourds, fish and animal products are exported from the region. It is therefore the food industry that has the greatest significance for the district's economy.

The chemical industry and engineering (the production of drilling machinery) are developing in the SFD on the basis of Russia's oldest oil and gas production. In the way of market specialisations in the district there are also ferrous and non-ferrous metallurgy, and the health resort industry in the Northern Caucasus.

The main industrial potential of the SFD is concentrated in the Rostov and Volgograd regions and the Krasnodarskiy kray. They share more than 70% of the overall output of the SFD.

In 2002 the industrial output index in the SFD (103.2% in comparison with 2001) was to all intents and purposes the same as the average for Russia (103.7%).

Dynamics of the industrial output index, % of the previous period.

	2000	2001	2002	proportion of the overall industrial output of the RF in 2002, %.
Russian Federation	112.0	105.0	103.7	100.0
Southern Federal District	116.0	113.0	103.2	6.5

Source: Goskomstat RF

The SFD occupies a special place in the strategy of territorial development, dictated by its geopolitical location, the history of its development, and by the complex ethnic makeup of its population.

The social situation in the SFD is strained, and this is caused by two factors: the lowest level of income and the highest level of unemployment in the RF. Over the course of the period under review, incomes and expenditure in

all the regions of the SFD were consistently below the average for Russia. The population of the Rostov region has the highest incomes among the regions of the SFD, and it is also in the lead for the level of consumer expenditure.

Standard of living of the population in the Southern Telecommunications Company regions

	per capita volume of GRP, 000 roubles	position of the region in the RF	average per capita income, 000 roubles/month			average per capita expenditure, 000 roubles/month		
	2000		2000	2001	2002	2000	2001	2002
Russia Federation	**43.3**	—	**2.28**	**3.06**	**3.89**	**2.22**	**3.00**	**2.83**
Southern Federal District	**23.2**	**7 among FDs**	**1.45**	**1.93**	**2.56**	**1.39**	**1.89**	**1.95**
Adygeya	13.0	76	1.39	1.65	2.10	1.10	1.37	1.28
Kalmyk republic	28.1	40	0.96	1.51	1.72	0.60	0.82	0.74
Kabardino-Balkaria	20.5	63	1.18	1.65	2.38	0.93	1.35	1.66
Karachayevo-Cherkessia	13.4	75	1.06	1.37	2.06	0.88	1.09	1.32
North Ossetia — Alania	17.3	72	1.52	1.70	2.43	1.30	1.60	1.62
Krasnodarskiy kray	29.9	33	1.58	2.11	2.76	1.68	2.29	2.29
Stavropolskiy kray	21.9	59	1.43	1.81	2.30	1.57	2.09	2.11
Astrakhan region	31.6	29	1.76	2.30	3.02	1.49	2.02	1.87
Volgograd region	27.7	41	1.41	1.95	2.61	1.28	1.78	1.73
Rostov region	22.1	58	1.69	2.33	3.06	1.69	2.35	2.47

Source: Goskomstat RF

In 2002 the SFD was in fifth place among the federal districts for volume of investment into the fixed capital. The majority of the rouble investments are into the Krasnodarskiy kray, Stavropolskiy kray and the Rostov region. The Krasnodarskiy kray and Volgograd and Rostov regions are in the lead in the volume of foreign investments. The North Caucasian republics and the Astrakhan region, which have an insignificant investment potential, receive virtually no rouble or foreign currency investments.

In 2002 the overall volume of telecommunications services provided in the district was R 22.6 billion, which shows an increase of 45.8% if compared to the figure from 2001. These calculation are based on marketing researches carried out by The Boston Consulting Group (BCG) and CJSC Cominfo Consulting (Moscow). This data is different from that of Goscomstat RF because Goskomstat data does not account for:

- shadow market volume in the region;
- telecommunications services provided by enterprises specialized in other activities, other than telecommunications;
- telecommunications services, provided by so-called 'national' operators, located in other districts of the RF

In comparison with 2001, in 2002 the Company's share of the market dropped by 6% and was estimated at 45%.

The main volume of telecommunications services in the Southern Federal District occurs in the Krasnodarskiy kray and the Rostov district (39% and 21% respectively of the total communications services in the district in 2002).

The reorganisation of the Svyazinvest operators

The aims of the reorganisation

The plan for the reorganisation of the Russian telecommunications industry was first introduced in 2000, in a document entitled «Consultation project: valuation, and restructuring and privatisation options». This was prepared by a consortium of consultants from Arthur Andersen, Allen & Overy, Commerzbank and GIST (the Russian state telecommunications institute). It was prepared, in anticipation of the sale of the state's shareholding in Svyazinvest, under the orders of the RF Ministry of state property, the RF Ministry for telecommunications and information technology, the Russian Privatisation Centre and Svyazinvest itself.

The reorganisation was prompted by the realisation among Svyazinvest's shareholders that the country's telecommunications infrastructure was inadequate to support the stable economic development of the regional telecommunications operators. In particular:

1. The operators' assets and the state of their equipment would not allow the necessary investment in modernisation.
2. The small regional telecommunications operators were financially too weak to develop and to compete with the alternative operators then coming into the markets.
3. The markets in the shares of the regional telecommunications operators were too illiquid, and the industry was poorly capitalised.

The reorganisation plan proposed the amalgamation of the regional telecommunications operators within each of the Russian federal districts. The intention was that such an amalgamation would create economies of scale, increase the companies' attractiveness to investors and, as a result, increase their market capitalisation.

The amalgamation took the form of merging the small telecommunications operators with the largest regional telecommunications operator (the 'base company') in each federal district.

This gave the telecommunications companies the opportunity to:

- cut their expenses;
- improve their management and expand the range of services provided;
- undertake investment projects that would have been too large for the smaller companies;
- increase the liquidity of their shares and increase their capitalisation.

The reorganisation of the telecommunications industry has improved the operational and financial indices of the amalgamated companies, and has increased the capitalisation and investment attractiveness of the Svyazinvest holding company, in anticipation of further privatisation.

The amalgamation of the regional telecommunications operators into regional companies took place between October 2000 and March 2003, and in full accordance with Russian law.

The results of the reorganisation of Svyazinvest

	Before the reorganisation (October 2000)	After the reorganisation (April 2003)
Number of regional telecommunications operators (not including MGTS, the Moscow telecoms network)[1]	77	12
Average installed capacity (000)	309	3,305[2]
Number of operators with below-average installed capacity	53	3[2]
Russian Trading System traded shares of regional operators[3]	136	26
Average capitalisation of Svyazinvest operators, not including MGTS ($ million)	21	380
Number of regional operators with below-average capitalisation[3]	51	3
Average bid-offer spread of Svyazinvest operators' ordinary shares (%)	1,000.0	3.8
Number of ordinary and preference shares that have a bid-offer spread of less than 50%	33	22

[1] Including subsidiaries of Svyazinvest that were not involved in the reorganisation.
[2] Average of the seven regional telecommunications operators.
[3] Operators involved in the reorganisation; issues of ordinary and preference shares.
Source: RTS (Russian Trading System), Svyazinvest

A considerable number of networks were amalgamated, and the average size of company (in installed capacity) grew by almost ten times. The operators became more similar in size: before the reorganisation the smallest operator serviced a network of 25,000 telephone numbers, and the biggest 1.8 million, while the range is now from 1 million to 5.5 million.

The number of listed Svyazinvest group stocks traded in the Russian Trade System was reduced from 136 to 26 (including both ordinary and preference shares). This helped to overcome the poor liquidity of most of the trading stocks.

At the beginning of the reorganisation, about ten of the companies' stocks did not have both a bid and an offer price in the trading system, and more than ten shares were trading with a spread of more than 1,000%. Generally, the range of spreads was from 4.5% to 6,000%. After the reorganisation, the liquidity of the newly amalgamated operators' shares was much better than that of their predecessor companies, with spreads falling to a normal range of 0.6–14%.

After the amalgamation, the regional operators' capitalisation rose to an average of $380 million, which increased the attractiveness of their shares for institutional investors. In addition, the differences between their levels of market capitalisation decreased from a range of $0.058–262 million to $80–640 million. As in January 2004, the capitalisation range was $150–1,570 million.

In summary, the reorganisation turned a large number of companies with illiquid shares and poor market capitalisation into seven operators whose operational and market characteristics are comparable with those of eastern European operators.

Consolidation of operators

The reorganisation of the telecommunications operators in the Southern Federal District resulted in a merger centred on Kubantelecom, the operator in the Krasnodar region. This resulted in the formation of a big telecommunications operator, providing services to subscribers in the Southern Federal District.

Key statistics of telecommunications operators in the Southern Federal District on 1 January 2001

Operator	Telephone density[1]	Total capacity (000 lines)	Revenue (R million)	Assets (R million)	Market capitalisation ($ million)
Kubanelectrosvyaz	15.40	820	1,910.7	3,404.4	79.3
Volgogradelectrosvyaz	18.46	517	911.0	2,015.1	22.1
Kabbalktelecom	16.59	140	166.2	314.1	n/av
Karachayevo-Cherkesselectros-vyaz	16.42	86	94.4	213.9	0.3
Svyazinform of Astrakhan region	17.42	187	320.8	811.1	n/av
Sevosetinelectrosvyaz	19.58	144	261.7	445.1	2.0
Electrosvyaz of the republic of Adygeya	14.82	72	60.6	214.4	n/av
Electrosvyaz of Rostov region	18.99	662	1,223.1	1,835.7	38.7
Electrosvyaz of Stavropol region	17.89	492	875.3	2,147.9	12.6
Electrosvyaz of the republic of Kalmykia	17.15	64	61.0	173.8	n/av

[1] Fixed lines number per 100 persons.

Source: Svyazinvest, Russian Trading System

The consolidation process started in October 2000, when the managements of the companies approved their schemes of reorganisation and announced that they were selecting a financial institution to advise them. Knowledge of telecommunications industry specifics and previous reorganisation experience were the selection criteria.

The institution chosen was Renaissance-Capital[1], which had earlier taken part in the mergers of St Petersburg Telecommunications with International Telegraph and St Petersburg Telegraph, Electrosvyaz of Rostov Region with Rostov-on-Don Telegraph and of other Russian telecommunications companies

The formation of the new company was divided into several stages. These included the valuation of the companies and the calculation of the share conversion factors. The valuation was carried out by the financial advisor. Based on this evaluation, the prices of the shares were determined to repurchase shares from those shareholders who voted against or did not participate in voting. The results of these efforts were approved by the boards of directors in October 2001, and became the basis of the merger agreements. At the inaugural general meeting of the Company held in May 2001 it was decided to change its name from Kubanelectrosvyaz to Southern Telecommunications Company.

[1] Renaissance Capital is an investment group operating in Russia. It provides services for Russian and foreign investors. Since it was founded in 1995, the group has attracted over $8bn of investments to Russian enterprises and has carried out many large-scale projects.

The calculation to determine the share conversion factor, which was used to estimated the companies values, was based on four methods:

- the analysis of shares on the stock market;
- comparison with similar companies whose value is already calculated and available;
- discounted cash flow analysis using forecasts of the economic state for region operators projected to 2005;
- net asset value.

Calculation of share price estimates for the merger of telecommunications operators in the Southern Federal District

Operator	Type of share	Number of shares in issue	Conversion factor[1]	Number of additional shares issued by Kubanelectrosvyaz	Share price as determined by the companies' boards of directors (R)
UTK	Ordinary	1,150,323,325	—	0	1.18
	Preference	383,442,925	—	0	0.73
Volgogradelectrosvyaz	Ordinary	28,344,600	17.7	502,266,342	17.80
	Preference	9,448,200	17.7	167,422,099	8.00
Kabbalktelecom	Ordinary	87,738,460	0.7	61,416,990	0.60
	Preference	29,245,040	0.7	20,471,554	0.20
Karachayevo-Cherkesselectrosvyaz	Ordinary	829,955	17.7	14,714,885	17.70
	Preference	276,651	17.7	4,904,976	5.90
Svyazinform of Astrakhan region	Ordinary	32,355,840	4.6	148,513,485	4.13
	Preference	10,785,120	4.6	49,503,645	1.48
Sevosetinelectrosvyaz	Ordinary	15,462,023	8.0	123,680,792	5.02
	Preference	5,154,007	8.0	41,219,624	2.95
Electrosvyaz of the Republic of Adygeya	Ordinary	958,560	45.9	44,026,676	25.00
	Preference	0	—	0	—
Electrosvyaz of the Republic of Kalmykia	Ordinary	349,230	60.5	21,114,547	58.90
	Preference	116,410	60.5	7,038,243	19.44
Electrosvyaz of Rostov region	Ordinary	72,442,700	8.9	642,567,217	11.20
	Preference	24,147,556	8.9	214,189,311	5.60
Electrosvyaz of Stavropol region	Ordinary	3,039,120	82.9	251,943,205	103.25
	Preference	1,013,040	82.9	83,981,261	36.29
Total	**Ordinary**			**1,810,244,139**	
	Preference			**588,730,713**	

[1] The conversion factor is the number of additional shares of Kubanelectrosvyaz into which one share of the company was converted. Ordinary and preference shares were converted at the same rate.

Source: Svyazinvest, the Company

As a result of this valuation process, UTK, Electrosvyaz of Rostov region and Volgogradelectrosvyaz – the largest and the most capitalised companies in the area – represented the largest part of the share capital of the merged company.

Comparison of telecommunications operators in the Southern Federal District[1]

Operator	Total capacity (000 lines)	Share in total capacity (%)	Revenue in 2000 (R million)	Share in total revenues (%)	Assets (R million)	Share in total assets (%)	Market capitalisation ($ million)	Share in total market capitalisation (%)
Kubanelectrosvyaz	820	26.29	1,910.7	32.81	3,404.4	29.86	79.3	51.16
Volgogradelectrosvyaz	517	16.57	911.0	15.64	2,015.1	17.67	22.1	14.26
KabBalktelecom	140	4.49	166.2	2.85	314.1	2.75		0.00
Karachayevo-Cherkes-selectrosvyaz	86	2.76	94.4	1.62	213.9	1.88	0.3	0.19
Svyazinform of Astrakhan region	187	5.99	320.8	5.51	811.1	7.11	–	–
Sevosetinelectrosvyaz	144	4.62	261.7	4.49	445.1	3.90	2.0	1.29
Electrosvyaz of the Republic of Adygeya	72	2.31	60.6	1.04	214.4	1.89	–	–
Electrosvyaz of Rostov region	662	21.22	1,223.1	21.00	1,835.7	16.10	38.7	24.97
Electrosvyaz of Stavropol region	492	15.77	875.3	15.03	2,147.9	18.84	12.6	8.13
Electrosvyaz of the republic of Kalmykia	64	1.90	61.0	1.0	173.8	1.50	n/av	n/av
Total	**3,184**	**100.00**	**5,885.0**	**100,00**	**11,578.8**	**100.00**	**155.0**	**100.00**

[1] By the results of 2000.

Source: Svyazinvest, AVK calculations

Relative Value of the Merged Companies, May 2001

Operator	%
UTK	38.71
Volgogradelectrosvyaz	16.89
KabBalktelecom	2.08
Karachayevo-Cherkesselectrosvyaz	0.49
Svyazinform of Astrakhan region	5.00
Sevosetinelectrosvyaz	4.16
Electrosvyaz of the Republic of Adygeya	1.33
Electrosvyaz of Rostov region	21.63
Electrosvyaz of the Republic of Kalmykia	0.70
Electrosvyaz of Stavropol region	9.00

Source: the Company

In December 2001, as specified in the reorganisation plan, the telecommunications operators of the Southern Federal District held special shareholders' meetings at which the terms of the merger were submitted for discussion. The preparation of detailed information and the holding of presentations and meetings between managers and investors provided transparency for the minority shareholders, most of whom voted for the deal. Of those who voted at the meetings, 98.5% (including Svyazinvest) were in favour of the merger.

The proposed reorganisation was approved by RF Ministry for Anti-Monopoly Policy (MAP RF) in May 2002. Originally, MAP RF proposed a set of requirements for the merger, which would provide competition. This proposal included provisions for another reorganisation within 6 months of the merger with the intent of segregating the legal entities, which provide non-regulated by the government services only. After negotiations with Svyazinvest and more in-depth analysis of the situation, MAP RF relinquished, their requirements.

In October 2002, the merging companies were removed from the official register of companies, and their shares were converted into newly issued shares of Southern Telecommunications Company.

The legal procedure was completed in January 2003 with the registration of a report on the share issue by the Federal Securities Commission of the Russian Federation, and with the holding of the inaugural annual general meeting of the merged Company. Shareholders approved the changes made to the Company Charter, acknowledged legal succession of the merged company, and appointed a new Board of Directors and a new Director General.

The most important effects of the reorganisation were as follows:

- The goals set for the reorganisation of the telecommunications operators in the Central Federal District were achieved. The goals included merging small operators into a large company that could provide services in all regions of the district. Single operators have a number of advantages for carrying out financing, investment, and technical policy, have a higher creditworthiness, and are more attractive to investors.

- Between September 2000 and January 2003, while the merger was taking place, the liquidity of the shares of Southern Telecommunications Company increased considerably. The spread between the bid and offer prices of the ordinary shares narrowed from 87% to 3%. The Company's market capitalisation (after the listing of the additional shares) increased by 32% from $153 million to $202 million.

- After the merger, the total capacity of Southern Telecommunications Company was 3.5 million lines, making it the fifth largest of the seven operators founded during the reorganisation of Svyazinvest.

- A new structure was created for the subsidiaries, and a unified system for their organisation and management, and a budgeting system was introduced. This helped to centralise the group's management functions and to reduce expenditures.

- Standard & Poor's has raised the Company's international credit rating from CCC+/Stable to B-/Stable.

The Company's financial and operating results

History of the Company

The Open Joint-Stock Company (OJSC) Kubanelectrosvyaz was set up on 20 May 1994 as a result of the privatisation of the Rossvyazinform, Krasnodarskiy Kray, State Communications and Informatics Enterprise. At this point the first issue of the company's shares was floated: 298,310 ordinary shares, 140,713 type A preference shares and 123,827 type B preference shares with a par value of R 1 (de-nominated).

In accordance with the privatisation plan a controlling block of the company's voting shares, making up 38% of the authorised capital, remained in the state's hands, the type A preference shares were issued free to the members of the workforce and the remaining shares were sold as a restricted subscription to the company's workforce and were realised by open sale. On the results of the 1995 voucher auction a share split occurred resulting in the number of shares increasing by a factor of 25 and comprising 10,553,425 ordinary shares and 3,517,825 preference shares with a par value of R 00.04.

In 1995 the controlling block of the company's voting shares, making up 38% of the authorised capital, which in accordance with the privatisation plan had been assigned to state ownership, was transferred into an account to form the authorised capital of the telecommunications holding OJSC Svyazinvest, together with the state's blocks of shares in the remaining regional telecommunications operators.

On 22 April 1997, in connection with a revaluation of the company's property and equipment by the financial administration of the Krasnodarskiy Kray, the conversion of the company's shares with a par value of R 00.04 to shares with a par value of R 35.97 was registered. Consequently the company's authorised capital was divided into 10,553,425 ordinary and 3,517,825 preference shares with a par value of R 35.97.

In 2000 the RF Ministry for telecommunications and information technology prepared a Concept for the development of the market for telecommunication services in the Russian Federation which contained the intended reorganisation of the structure of the Svyazinvest holding by merging the inter-regional communications companies and improving the system of corporate management. In October 2000 at a meeting of the management of Svyazinvest and the managing directors of the telecommunications operators of the Northern Caucasus it was decided that as part of the overall reorganisation of the telecommunications operators who were part of the Svyazinvest holding, the merging of the communications operators of the Southern Federal District (SFD) into one inter-regional communications company should be done on the basis of the OJSC Kubanelectrosvyaz.

Since the programme for the reorganisation of the regional telecommunications operators foresaw the merging of the telecommunications operators of the SFD into one company on the basis of Kubanelectrosvyaz, at a general meeting of the company's shareholders in 2001 the decision was taken to rename the company PJSC Southern Telecommunications Company (UTK) and to reorganise the company by merging with it the nine telecommunications operators of the SFD. The new name reflected the fact that the company was to become the largest communications operator in the whole of the SFD.

As part of the further implementation of the programme to reorganise Russia's regional telecommunications operators, the following companies that provided telecommunications services in the territory of the SFD were merged with UTK in 2002:

- OJSC Volgogradelectrosvyaz
- OJSC Kabbalktelecom
- OJSC Karachayevo-Cherkesskelectrosvyaz
- OJSC Svyazinform, Astrakhan region
- OJSC Sevosetinelectrosvyaz
- OJSC Electrosvyaz, Adygey Republic
- OJSC Electrosvyaz, Kalmyk Republic
- OJSC Rostovelectrosvyaz
- OJSC Electrosvyaz, Stavropolskiy Kray

Main parameters of the companies whose merging formed the present structure of Southern Telecommunications Company (December 2001)

Title of the company	Line capacity, lines	Telephone penetration, phone lines per 100 persons	Proportion of digitisation[1], %
UTK	856,992	16.39	30.73
Rostovelectrosvyaz	675,438	15.14	26.12
Volgogradelectrosvyaz	540,418	19.73	32.95
Electrosvyaz, Stavropolskiy Kray	524,250	18.96	37.26
Svyazinform, Astrakhan region	192,057	18.55	48.25
Kabbalktelecom	148,618	17.58	16.15
Sevosetinelectrosvyaz	148,417	20.34	59.27
Karachayevo-Cherkesskelectrosvyaz	86,182	17.35	18.16
Electrosvyaz, Adygey Republic	73,818	15.44	12.27
Electrosvyaz, Kalmyk Republic	63,930	17.82	1.65

[1] Proportion of digitisation is calculated as the share of line capacity of digital switching in the company's overall line capacity.

Source: Svyazinvest

After the merging of the regional telecommunications operators in the SFD, UTK became the largest company in the SFD to provide telecommunications services in the territories of all the members of the RF within the SFD, with the exception of the Republics of Dagestan and Ingushetia and the Chechen Republic.

Significant events of recent years:

May 1999	First-tier ADR for Kubanelectrosvyaz ordinary shares included in the listings of the Berlin and Frankfurt stock exchanges.
May 2001	Kubanelectrosvyaz renamed PJSC Southern Telecommunications Company.
December 2001	Long-term credit ratings in local and foreign currency were awarded by Standard & Poor's international rating agency, at a level of CCC+ outlook Stable.
December 2001	An extraordinary general meeting of the Company's shareholders decided on the reorganisation of UTK by merging with it the nine telecommunications operators of the SFD.
May 2002	The RF Ministry for Anti-monopoly Policy and Support of Business approved the application for the merging with UTK of the nine telecommunications operators of the SFD.
October 2002	The merging of the nine telecommunications operators of the SFD with UTK took place by converting the shares of the additional companies into UTK shares.
December 2002	The RF Federal Commission for Securities (RF FCS) formally registered the issue of UTK shares which were floated by converting the additional nine telecommunications operators of the SFD into securities.
December 2002	The RF FCS gave permission for UTK ordinary shares to be circulated outside Russia in the form of foreign issuer securities, issued in accordance with foreign law.
February 2003	A Corporate Governance Score of 5.2 was awarded by Standard & Poor's.
April 2003	Standard & Poor's raised UTK's long-term credit rating to B–, outlook Stable.
September 2003	The first issue of bonds of the Southern Telecommunications Company with a total face value of R 1.5 billion and circulation period of 3 years was floated on MICEX.
November 2003	A Corporate Governance Score was raised to 5.6 by Standard & Poor's.
February 2004	The second issue of bonds of the Southern Telecommunications Company with a total face value of R 1.5 billion and circulation period of 3 years was floated on MICEX.

Strategy

The Company's mission – to unite its customers in a single world-wide telecommunications space; to help the success and mutual understanding of people; to assist the development of businesses and individuals; to participate in the creation of a high-efficiency economy for Russia.

The Company's development strategy – to provide the southern regions of Russia with all types of telecommunications service of high quality, by developing the telecommunications infrastructure and service and by introducing modern technical solutions, with the aim of raising the standard of living of the population and strengthening the Company's leading position in the Southern Federal District (SFD).

The strategic aims of PJSC Southern Telecommunications Company (UTK) are divided into:

1. *Social:* to contribute to the development of the regions and to raising the standard of living in the SFD.
2. *Technological:* a phased modernisation and reconstruction of the telecommunications network; perfection of the processes for providing communications services (digitisation of the network, universal application of ISO 9000 quality system, construction of a multiservice highway network, etc.); to achieve maximum efficiency in using the technical assets.
3. *Financial:* growth in the Company's revenues and income; increase in its capitalisation; realisation of planned investment projects.
4. *Market:* priority development of new forms of telecommunications service; maintenance of its dominant position in the market for traditional telephony; achieving a leading position in the market for broadband access services, multimedia and multiservice networks and the Internet; reinforcing the Company's positive image.
5. *Corporate:* optimising the procedure for taking managerial decisions; creating a system of motivation for the staff; optimisation of the number of personnel and the introduction of a process approach in establishing the structure and number of subdivisions; perfecting the systems for sales and service; raising the professional level of the specialists; separating non-specialist forms of activity from the structural makeup into independent subdivisions.

Characteristics of the priority fields of development for Southern Telecommunications Company

Field of development	2003	2004	2005	2006	2007	2008
1. Growth in transport networks: FOCL[1], km.	1,352	3,375	2,103	1,990	873	737
DRRCL[1], km.	89,000	31,400	45,000	64,000	34,000	32,000
2. Growth in automatic inter-urban telephone exchanges, ports	9,920	6,660	2,500	2,300	2,300	2,300
3. Growth in local networks, lines	292,800	303,300	344,100	344,600	303,800	314,300

[1] FOCL – fibre-optic communications line; DRRCL – digital radio-relay communications line.

Source: the Company

Characteristics of the expansion of the Southern Telecommunications Company networks

Indicator	2003		2004		2005		2006		2007		2008	
	Abs. val.[1]	%	Abs. val.	%	Abs. val.	%	Abs. val.	%	Abs. val.	%	Abs. val.	%
International traffic, 000 mins./ annual growth rate.	105,461	109	115,770	110	115,770	110	141,628	110	152,703	108	162,858	107
Inter-urban traffic, 000 mins./a. g. r.	751,061	123	2,239,667	128	2,239,667	124	3,369,208	122	3,956,394	117	4,553,717	115
Local traf. (line cap.), 000 numbers/a. g. r.	3,838	109	4,251	111	4,251	110	5,071	109	5,345	105	5,692	107
Local traf. (used cap.), 000 numbers/a. g. r.	3,556	107	3,946	111	3,946	111	4,659	108	4,923	106	5,190	105
Cellular com. (reg. subscribers), 000 sub./a. g. r.	40	135	43	106	47	111	51	109	56	110	60	107

[1] Abs. val. — absolute value.

Source: the Company

The planned growth in operational capacity will ensure an average annual increase of 11.4% in the indicator for telephone penetration (the number of telephones installed per 100 people).

The strategy adopted by the Company provides for the intensive development of the following new communications services:

New from the technological point of view:

- IP-telephony and IP-number (technology that allows access to be gained to the IP-network via a specific number at any point in the world).
- Multiservice networks (the construction of a single multiservice network in the SFD). The provision of dedicated and switched Internet access and virtual private network services.
- CDMA-450 standard cellular communications. Roaming service.
- 'Limited mobility' cellular radiotelephone communications service (e. g. trunking communications)
- Call Centre technology.
- Web design and provision of content for regional Internet resources.

New from the point of view of the level of service:

- Development of a system of pre-payment cards for communications services: Internet cards, universal telephone cards, payphone cards and IP-telephony cards. Introduction of universal cards for payment of communications services.

To improve the quality of the services provided, it is intended:

- to use new telecommunications technologies (ADSL, SHDSL, ISDN, IP, and MPLS);
- to raise the level of digitisation of the local network (from 38.7% on 31 December 2002 to 75.4% on 31 December 2006, and 97.1% on 31 December 2010);
- to develop a system of quality control and to carry out certification of the services to ISO 9000.

From the point of view of consumer structure, a priority for the Company is activity in the most lucrative segments of the business sector and high-income domestic users. The concept of the VIP customer is used to identify who represents these segments. For Southern Telecommunications Company, VIP customers include inter-regional companies that are present in more than two regions, federal-level corporate customers, regional-level medium and small corporate business customers, integrated operators, representatives of the mass media, public organisations, authorities, and also high-income members of the public (senior positions in state and commercial organisations, highly qualified employees, private entrepreneurs, etc.). In order to improve the efficiency of its work with high-income and significant users, UTK is undertaking the following measures:

1. Sections have been set up to organise sales to VIP customers, with the primary tasks of:

- Retaining existing consumers of the services provided by the Company: achieved by establishing a partner relationship.
- Increasing the proportion of the revenue received from VIP users: achieved by offering the user attractive individually tailored schemes for processing and payments that are outside the framework of the standard approach.
- Widening the range of services used by the consumer.
- Attracting new users who correspond to VIP criteria, including from among the customers of alternative operators.
- Offering reductions in prices for communications services, according to the volume of services used.

2. A document entitled Working with VIP customers in Southern Telecommunications Company, laying down how to work with VIP category customers, has been produced, accepted and issued for use in the branches; it is an essential element of the Detailed system for organising the sales of communications services and advertising in the telecommunications market of the Southern Federal District. This aim is achieved by following these principles:

- The principle of personal service. Achieved by allocating to the VIP customer a personal manger from among the Company's employees, and also by the possibility of offering services under non-standard schemes.
- VIP sales. Achieved by personalising the elements of the sales process.
- VIP motivation. While working with the customer it is intended to conduct an analysis of the consumer requirements of the service; it would contain personal recommendations that would identify the way to satisfy the individual demands of the consumer. Working parties would be set up when dealing with large projects.
- VIP processing. The drawing-up and concluding of exclusive agreements, and the provision of additional services (photocopying, legal service, information services, etc.) while the matter is being processed.
- VIP payment. The development and introduction of payment schemes that would reduce the risk of debts being owed to the Company.
- The principle of preventing problems before they appear. The continuous monitoring of the VIP customer's key indicators so as to avoid situations in which financial liability towards the Company could arise and it would become necessary to limit the customer's access to the services.
- The 'no queue' principle. Achieved by the immediate processing of all forms of verbal enquiry from the employees serving the VIP customer, or sent with documentation marked VIP.
- The special occasions principle. Using individual databases of special occasions (holidays, anniversaries) to create goodwill in the customer, and consequently to improve the effectiveness of business contacts.
- The support principle. The drawing-up, based on a study of the VIP customer's business requirements, of a proposal to install services that would help his business to strengthen and develop.

The Company's human resources policy is directed towards raising its intellectual potential by carrying out a unified strategy in the field of planning, selecting and training personnel, and by introducing modern forms of staff development and evaluation. Because of the need for specialists in the fields of IT, marketing and management, the Company has set up an Industrial Training Centre to train personnel and raise their qualifications; it forms the Faculty of Optics and Electronics at the Kuban State University.

The Company is carrying out a standardisation of the size of its workforce and implementing structural changes directed towards the vertical integration of the specialist sections, with the aim of eliminating inefficient subdivisions and avoiding the duplication of functions. To increase the efficiency of the Company's activity and to reduce its overheads, an ERP system was obtained in May 2003 as part of an overall project of the Svyazinvest holding; this will allow the procedures for processing managerial information to be standardised and accelerated.

The main directions of the tariff policy of Southern Telecommunications Company are: to take the tariffs for communications services to the level of justified costs plus a standard degree of profit; to reduce cross-subsidies between different services; to change over to a single level of tariffs for communications services for all users; to produce tariffs for additional services based on new technologies, using the experience of Russian and foreign operators; to produce different tariff plans for packages of services; to introduce flexible special rates which take into account consumer demand and growth in the volumes of services and revenues; the optimisation of tariffs for inter-urban communications; the reduction to the minimum, allowing for regional specifics, of the considerable tariff variations inside the Company.

The Company has developed and accepted a single nomenclature for communications services, and a regulation On the method of establishing tariffs for Southern Telecommunications Company communications services and relationships with the bodies that regulate tariffs; these lay down the levels of regulation of the tariffs for the communications services provided by the Company, and also the method of co-operation between the General Management and the branches of UTK on matters concerning the alteration of tariffs.

According to the forecast for economic development prepared by the Company, the annual increase in regulated tariffs for local flat-rate telephone communications for organisations and domestic users will be 120—125%, which will allow UTK to reach a level of economically justified costs by 2007. From 2008 it is intended to carry out an inflation-related indexation of tariffs for local communications (limit pricing). A tendency shared by all the Svyazinvest group of companies is to raise prices for the network resources provided, while simultaneously increasing the discounts for putting inter-urban and international traffic through the Company's AIUTEs, and also a decrease in the growth rates of payments for connection to the network.

As a result of implementing this strategy, by 2006 UTK should achieve the following results:

- Strengthen its leading position in the federal district and achieve 51% of the total revenue from communications services in the SFD.
- Show an average annual revenue growth rate of at least 26%.
- Increase its share of the market in the business segment to 55%.
- Expansion in the market for new services. Increase the Company's share in this market to at least 50%.
- Increase the weight of new services in the Company's revenue structure to 12%.

The Southern Telecommunications Company trademark is not yet sufficiently well known to people living in the regions and because of this a large-scale branding campaign will shortly be carried out in all the branches.

The Company's strategy of further development of mobile radio-telephone telecommunications services will be regarded in terms of elaboration of the Programme of re-structuring of long-term financial investments and non-specialised assets in the 2nd quarter of 2004.

Development of UTK's cellular business must be aimed at consolidation of the Company's current cellular assets under one trade-mark. Another direction of development is provision of services analogous to cellular telecommunications, such as «limited mobility» telecommunications. At present these services may be provided by trunk telecommunications operators «Kart» and «Altay»

Priorities of development of traditional telecommunications include introduction of new flexible tariffs for long-distance calls, new universal payment cards for telecommunications services and gradual elimination or re-equipment of such unprofitable services as radio broadcasting and telegraph.

One of the priority tasks in the field of traditional telephony is technical re-equipping, and either amalgamating with other services such unprofitable but socially significant services as wired radio broadcasting and telegraphy, or else gradually ceasing to provide them.

According to the priorities for regional development, the five leaders are the Krasnodarskiy kray, the Rostov, Volgograd and Astrakhan regions, and the Stavropolskiy kray. These regions are characterised by the largest volume of the telecommunications market.


100%
80%
60%
40%
20%
0%
2002
2006

2002	2006	
14.9%	15.5%	Other
32.0%	52.0%	New services
68.0%	84.0%	Long-distance com.
95.0%	98.8%	Local com.
44.5%	51.0%	Total

Dynamics of UTK's share of the market according to main type of service

Source: the Company

Competitive strengths
and weaknesses

A SWOT table has been compiled to show Southern Telecommunications Company's competitive strengths and weaknesses.

Strengths	Weaknesses
• Right of ownership of the basic telecommunications infrastructure of the region (switched capacity and communications channels). • Provision of a range of communications services and because of this the possibility of flexible pricing for non-regulated communications services. • Company's priority access to the end-user (right of ownership of the 'last mile'), and consequently the presence of a large subscriber base. • Long experience in providing telecommunications services and constructing communications networks. • Knowledge of the geographic, economic and social features of the regional communications market. • Presence of the Company's branches in most regions of the SFD, and consequently the ability to organise inter-regional projects. • Highly qualified technical personnel. • A professional management, promoting and carrying out a policy of effective co-operation with representatives of the investment community and professional circles in the communications industry, and with the end-user. • The image of a successful informationally transparent company, which is the main provider of communications services in the SFD. • Equipment with good technical characteristics (average level of digitisation in the Company's UTNs is 52%, in RTNs – 16.8%; level of depreciation of UTNs is 30.28%, in RTNs – 34.26%). • The Company is part of the Svyazinvest holding, the largest player in the Russian communications market (40% of the market), which guarantees the Company a major significance in the industry. • High investment potential and ability to borrow on benefitial terms. • Development of new services on the newest equipement of the leading providers.	• As the natural monopolist in the industry, the Company is the object of state control, which severely restricts its revenue base: revenue from tariffs makes up about 92% of the total volume of sales. • The Company's weak position in the mobile communications market, which provides serious competition to traditional telephony. • A social responsibility, historically laid on the Company by the state and forcing it to deal with social problems such as the priority reduced-rate telephonisation of veterans, participants of WWII, etc. • Provision of unprofitable services (rural telecommunications, wired broadcasting, and telegraphy)

Opportunities	Threats
• The formation of a powerful brand via the unified company, creating a reliable basis for promoting the Company's services in all target areas. • Widening the package of services and seizing additional niches in the market (cable TV, cellular communications, multiservice networks, IP-telephony). • Provision of a single package of services in the Company's territory and the perfection of the service and sales sectors, allowing the customer base to be increased as a whole and attracting highly lucrative corporate customers. • Growth of revenue from renting out equipment, caused by the appearance of new communications operators as the market is liberalised. • Increase in the efficiency of capital investment by integrating the use of equipment (offering new communications services alongside traditional ones). • Reduction of the Company's overheads through the optimisation of the organisational and management structure. • Participating in the realisation of federal informatisation programmes (Electronic Russia)	• In accordance with the new edition of the RF Law On Telecommunications, there is a possibility that from 2005 the Company will be appointed a universal services operator in the territory of the Southern Federal District. As a result, the Company's financial state might be impaired because of the provision of unprofitable universal services (see Sector Risks). • Changes in the conditions of licensing. • Toughening of the tariff regulation principles by the RF Ministry of Anti-Monopoly Policy and Support of Business. • The appearance of new competitors both in the areas of fixed communications and in new communications services, resulting from the liberalisation of the Russian communications market. • Reduction of revenue from inter-urban and international traffic due to the development of IP networks by alternative communications operators. • Unfavourable climatic conditions provide serious threats to the Company's equipment. • The appearance of new sectors where the Company has no historical advantage.

Services

The main services provided by Southern Telecommunications Company

Title of the service	Nature of the service	Registration number	Date of expiry of licence
1. Implementation of communications activity.	Any activity in providing communications services.	No.2251	1 Aug. 2006
2. Provision of telecommunications services.	The transmission or reception of symbols, signals, written texts, images and sound via wired, radio, optic and other electromagnetic systems.	No.3035	1 Oct. 2004
3. Inter—urban and international communications.	Inter—urban and international communications: telephone connections between users located in the territories of different members of the RF or in different administrative districts of the same member of the RF (apart from districts that are parts of towns); communications to the territory of a foreign state. Local communications: telephone connections between users located within the boundaries of one built-up area or administrative district.	No.24058	24 Oct. 2007
4. Local and intrazonal telephone communications.		No.23899	4 Oct. 2012
5. Channel rental.	Providing communication channels for renting.	No.24060	24 Oct. 2007
6. Telematic services.	The transmission of information via the telecommunications network, with the exception of telephone and telegraph services, and data transference.	No.24057	24 Oct. 2007
7. Data transference.	The exchange of any form of data between subscriber apparatuses equipped for data transference via the telephone network.	No.24056	24 Oct. 2007
8. Telegraph communications.	Telegram service, including via the AT-telex network.	No.24059	24 Oct. 2007
9. Trunking: mobile radio telephone communications.	The provision of mobile radio communications to mobile subscribers or groups of subscribers, using dynamic channel allocation among the users, allowing group connection, conferencing and other functions.	No.24076 — Krasnodarskiy kray	31 Oct. 2007
		No.17012	25 Jan. 2006
10. Paging.	The provision of the one—way transmission of information to subscribers within the limits of the area served, using a specialised subscriber terminal.	Nos. 24061, 24062, 24063	24 Oct. 2005
11. Radio broadcasting.	The transmission of sound broadcasts to a wide circle of territorially dispersed listeners via radio frequencies using wires (wire broadcasting) or through the air (radio broadcasting).	No.4031	19 Nov. 2004
12. Wire broadcasting.		No.24807	31 Oct. 2007

Source: the Company

Tariffs for Southern Telecommunications Company services on 31 December 2002

Title of the branch	Title of the service									
	Local telephone communications								Inter–urban com.[2], roubles/min.	Internal telegraph, roubles/word
	Urban, flat rate, roubles/month	Connection to UTN, roubles	Urban, time–based: Standing charge, roubles	Urban, time–based: Calls, roubles/min.	Rural, flat rate, roubles/month	Connection to RTN, roubles	Rural, time–based: Standing charge, roubles	Rural, time–based: Calls, roubles/min.		
1	2	3	4	5	6	7	8	9	10	11
Kubanelectrosvyaz										
Domestic	100	8,000	60	0.09	100	8,000	60	0.09		
State org.	140	8,000	105	0.09	140	8,000	105	0.09	3.2	0.80
Commercial org.	140	8,000	105	0.09	140	8,000	105	0.09		
Svyazinform, Astrakhan region										
Domestic	90	6,000	—	—	70	6,000	—	—		
State org.	130	6,000	78	0.12/0.09[1]	130	6,000	—	—	3.57	0.80
Commercial org.	130	6,000	78	0.12/0.09[1]	130	6,000	—	—		
Sevosetinelectrosvyaz										
Domestic	75	3,500	—	—	60	2,500 — dig., 2,000 — analogue	—	—	2.00	0.80
State org.	90	5,000	—	—	90	5,000	—	—		
Commercial org.	90	6,000	—	—	90	6,000	—	—		
Volgogradelectrosvyaz										
Domestic	95	5,000	57	0.09	80	3,000	48	0.09		
State org.	140	6,000	80	0.09	140	6,000	80	0.09	2.81	16.07[3]
Commercial org.	140	6,000	80	0.09	140	6,000	80	0.09		
Electrosvyaz, Kalmyk republic										
Domestic	80	5,000	—	—	80	3,500	—	—		
State org.	120	6,000	—	—	120	6,000	—	—	3,90	0.80
Commercial org.	120	6,000	—	—	120	6,000	—	—		
Electrosvyaz, Adygey republic										
Domestic	75	3,000	—	—	75	3,000	—	—		
State org.	110	6,000	—	—	110	6,000	—	—	2.94	18.78[3]
Commercial org.	110	6,000	—	—	110	6,000	—	—		
Electrosvyaz, Stavropolskiy kray										
Domestic	95	5,000	—	—	70	5,000	—	—		
State org.	120	8,000	—	—	120	8,000	—	—	2.80	0.80
Commercial org.	120	8,000	—	—	120	8,000	—	—		

Tariffs for Southern Telecommunications Company services on 31 December 2002

Title of the branch	Title of the service									
	Local telephone communications								Inter—urban com.[2], roubles/min.	Internal telegraph, roubles/word
	Urban, flat rate, roubles/month	Connection to UTN, roubles	Urban, time—based		Rural, flat rate, roubles/month	Connection to RTN, roubles	Rural, time—based			
			Standing charge, roubles	Calls, roubles/min.			Standing charge, roubles	Calls, roubles/min.		
1	2	3	4	5	6	7	8	9	10	11
Karachayevo-Cherkesselectrosvyaz										
Domestic	75	4,000	—	—	75	4,000	—	—	2.12	0.80
State org.	100	6,000	—	—	100	6,000	—	—		
Commercial org.	100	6,000	—	—	100	6,000	—	—		
Rostovelectrosvyaz										
Domestic	100	8,000	—	—	100	8,000	—	—	3.06	0.70
State org.	120	8,000	—	—	120	8,000	—	—		
Commercial org.	120	8,000	—	—	120	8,000	—	—		
KabBalktelecom										
Domestic	70	4,000	—	—	70	4,000	—	—	1.95	18.80[3]
State org.	90	5,500	—	—	90	5,500	—	—		
Commercial org.	90	5,500	—	—	90	5,500	—	—		

[1] Payment for the provision of a local telephone connection (call), for each full or part minute of the call: 06.00 to 23.00 — R 0.12, 23.00 to 06.00 — R 0.09.
[2] To represent inter—urban communications services, an average profit—making rate is used as indicator; it is calculated as the ratio of the revenue from the service in question and the communications traffic, and is sufficient for analytical purposes provided that the subscriber structure of inter—urban communications is constant.
[3] Revenue per telegram (average profit—making rate), rouble/unit.

Source: the Company

Services and customers

The main fields of activity of Southern Telecommunications Company (UTK), making up more than 92% of the revenue from communications services, are the organisation and provision of local (38.1%) and long-distance (54.3%) telephone communications for subscribers in the territory of the Southern Federal District (SFD) (apart from the republics of Dagestan and Ingushetia, and the Chechen republic).

Overall, the structure of the Company's revenue according to type of service and category of user is comparable to the average for these indicators across the seven inter-regional communications companies. The lower figure for the telephone penetration of the Company's UTNs in comparison with the average is because the proportion of the rural population in the overall population structure of the SFD is more than 1.5 times higher than the average for Russia (42.45% to compare to 25.94%). Peculiarities of the territory also explain the fact that the indicators for the line capacity and working capacity of the Company's rural networks are considerably above the averages for these across the seven inter-regional communications companies of the Svyazinvest group.

The most profitable of the Company's services is long-distance communications, which provide more than 54% of the revenue from communications services. The Company's share of the long-distance communications sector in the SFD stands at 68%. The Company plans to increase this to 84% by 2006. To achieve such results in the face of growing competition (mainly from cellular and IP-telephone operators), it is intended to stimulate demand for the Company's services. For this purpose advertising, packages of services and special rates for the most important customers will be used. A means of promoting long-distance communications services among the population is the production and marketing of multiple-service telephone cards, and payphone cards for local communications. From the technical point of view the common-user telephone network must be developed as it is a factor in guaranteeing access to the services and has a positive influence on the growth in the volume of voice traffic. The technical policy must also be oriented towards fitting all automatic exchanges with automatic number identifying equipment.

Intrazonal communications (communications between the districts that make up a region) are also classified as being part of inter-urban communications. The installation of multiservice lines using ATM packet switching technology at the trunk level and SDH equipment at the acçess level, the digitisation of radio-relay lines and the construction of an IP network using ADSL equipment at the subscriber level are bringing about a reduction in the shortage of channels in the Company's zonal network, a decrease in the number of failures and an increase in the volume of long-distance traffic.

Inter-urban and international communications services are provided on the basis of an agreement with OJSC Rostelecom. Pricing per minute for connections has been introduced so that revenue from inter-urban and international communications can be calculated. A new accounting system has been in operation since 1 August 2003 between Rostelecom and the inter-regional communications operators, which involves the calculation of both outgoing and incoming traffic, as well as the allocation by Rostelecom of revenues from long-distance communications services. To improve the accuracy and transparency of calculations, pricing per second is being introduced for accounting between operators.



54.3% Inter-urban and international telephone communications
31.2% Urban telephone communications
6.93% Rural telephone communications
2.99% New telecommunications services
2.56% Fax services
1.54% Wire broadcasting
0.44% Wireless communications
0.13% Radio communications, radio broadcasting, television, satellite communications

Structure of revenues from UTK communications services in 2002 according to type of activity
Source: the Company



61.4% Domestic
30.1% Commercial organisations
8.5% State organisations

Structure of revenues from UTK communications services in 2002 according to category of user
Source: the Company

Subscriber structure (number of telephones installed with the given category of subscriber, as a percentage of the overall total) and telephone density on 1 January 2003

Title of the branch	Telephone apparatuses installed							Telephone penetration	
	Domestic		State org.		Commercial org.		Total, units		
	units	%	units	%	units	%		UTN[1]	RTN[2]
Electrosvyaz, Adygey Republic	59,361	85.26	5,266	7.56	5,001	7.18	69,628	22.09	8.00
Svyazinform, Astrakhan region	173,501	87.37	10,136	5.11	14,940	7.52	198,577	23.71	11.27
Volgogradelectrosvyaz	480,477	86.77	27,026	4.88	46,263	8.35	553,766	23.36	11.78
KabBalktelecom	125,357	86.32	9,407	6.48	10,452	7.20	145,216	22.04	8.41
Electrosvyaz, Kalmyk Republic	45,151	83.45	4,874	9.01	4,081	7.54	54,106	23.78	14.31
Karachayevo-Cherkesskelectrosvyaz	65,274	85.38	5,543	7.25	5,630	7.37	76,447	25.81	10.76
Kubanelectrosvyaz	767,492	84.39	45,475	5.00	96,541	10.61	909,508	22.74	12.01
Rostovelectrosvyaz	588,473	86.98	36,535	5.40	51,591	7.62	676,599	18.16	9.51
Sevossetinelectrosvyaz	130,706	88.31	8,052	5.44	9,257	6.25	148,015	26.33	10.50
Electrosvyaz, Stavropolskiy kray	465,996	87.07	25,587	4.78	43,624	8.15	535,207	25.58	12.02
Southern Telecommunications Company	**2,901,788**	**86.18**	**177,901**	**5.28**	**287,380**	**8.54**	**3,367,069**	**22.26**	**11.12**
Average among the inter-regional communications companies	**n/m**	**85.15**	**n/m**	**5.75**	**n/m**	**9.10**	**n/m**	**23.40**	**11.17**

[1] Urban telephone networks.
[2] Rural telephone networks.
Source: the Company

Distribution of line capacity and working capacity in the Company's UTNs and RTNs

Title of the organisation	Total		UTN		RTN	
	Line capacity, lines	Used capacity, % of line capacity	Line capacity, lines	Used capacity, % of line capacity	Line capacity, lines	Used capacity, % of line capacity
Kubanelectrosvyaz	949,790	94.14	660,429	95.03	289,361	92.11
Svyazinform, Astrakhan region	214,867	90.14	178,315	89.50	36,552	93.28
Sevosetinelectrosvyaz	154,981	92.18	128,570	93.04	26,411	88.03
Volgogradelectrosvyaz	575,869	95.78	493,049	96.13	82,820	93.64
Electrosvyaz, Kalmyk Republic	66,756	81.76	34,144	91.08	32,612	72.01
Electrosvyaz, Adygey Republic	75,815	91.78	54,942	97.13	20,873	77.71
Electrosvyaz, Stavropolskiy kray	552,174	95.16	421,038	94.79	131,136	96.37
Karachayevo-Cherkesskelectrosvyaz	89,408	84.89	57,032	88.49	32,376	78.56
Rostovelectrosvyaz	708,040	93.55	567,588	93.50	140,452	93.73
KabBalktelecom	157,308	90.11	121,164	90.26	36,144	89.59
Southern Telecommunications Company	**3,545,008**	**93.42**	**2,716,271**	**94.06**	**828,737**	**91.34**
Average for Svyazinvest[1]	**n/m**	**92.03**	**n/m**	**92.82**	**n/m**	**87.72**

[1] Weighted average based on the numbers of the population living in the area served by Svyazinvest.
Source: Svyazinvest

Company's share of the market according to figures for 2002 and forecast for 2006, according to type of customer

Type of service	Company's revenue, R million						Share of the regional market for communications services, %					
	2002			2006			2002			2006		
	Domestic	Business	Overall	Domestic	Business	Overall	Domestic	Business	Overall	Domestic	Business	Overall
Local communications and installation fee	2,379.9	868.6	3,242.5	7,861.7	2,235.8	10,097.5	96.0	91.0	95.0	99.0	98.0	98.8
Long-distance	3,138.3	2,127.8	5,266.1	6,063.7	4,508.2	10,571.8	99.7	47.0	68.0	99.7	70.0	84.0
New services	120.6	169.2	289.8	1,623.1	1,526.9	3,150.0	25.0	38.0	32.0	33.0	70.0	52.0
Other services	531.8	712.2	1,244.0	705.4	1,637.0	2,342.4	42.0	45.0	43.7	90.0	90.0	90.0
Overall	6,164.6	3,877.8	10,042.4	16,254.0	9,907.8	26,161.7	47.5	40.3	44.5	45.5	55.0	51.0

Source: the Company

Local communications are the second most important source of income for the Company, providing more than 38% of the revenue from communications services. According to the figures for 2002, the Company's share in this segment of the regional market was 95%. In the medium term it is intended to increase this to 98.8%.

In 2002 the average subscriber growth rate was 6%, and according to the Company's forecasts this growth in the subscriber base should be maintained until 2007. The forecast annual subscriber growth rate between 2004 and 2008 will be 8%. With time the increase in telephone density will slow down as fixed communications are replaced by mobile communications.

One characteristic of the demand for traditional telephony services is the number of unsatisfied requests for access to the common-user networks (waiting list) of the inter-regional communications companies.

Unsatisfied demand for access to the common-user telephone network in the branches of Southern Telecommunications Company

Title of the branch	Waiting list on 1 Jan. 03	Waiting list on 1 Sept. 03	Waiting list on 1 Jan. 04
Electrosvyaz, Adygey Republic	23,458	8,502	7,225
Svyazinform, Astrakhan region	28,299	15,214	16,976
Volgogradelectrosvyaz	97,169	62,695	50,354
KabBalktelecom	24,791	14,248	11,853
Electrosvyaz, Kalmyk Republic	16,148	9,473	9,670
Karachayevo-Cherkesskelectrosvyaz	8,581	5,594	6,037
Kubanelectrosvyaz	220,197	137,345	134,115
Rostovelectrosvyaz	181,691	89,258	80,582
Sevosetinelectrosvyaz	22,258	15,197	13,754
Electrosvyaz, Stavropolskiy kray	97,895	57,574	52,557
Southern Telecommunications Company	**720,487**	**415,100**	**383,123**

Source: the Company

Dynamics of the revenue from communications services in the branches of Southern Telecommunications Company

Title of the branch	Growth rate of the indicator, %																	
	Long-distance		Faxing		UTN		RTN		RCBT[1]		WB[1]		WRC[1]		New services		Internet	
	2001/2000	2002/2001	2001/2000	2002/2001	2001/2000	2002/2001	2001/2000	2002/2001	2001/2000	2002/2001	2001/2000	2002/2001	2001/2000	2002/2001	2001/2000	2002/2001	2001/2000	2002/2001
Kubanelectrosvyaz	21.5	19.7	12.6	(1.1)	35.9	29.5	41.0	36.4	0.0	0.0	46.9	(19.8)	79.2	29.7	165.3	69.3	81.3	76.1
Svyazinform, Astrakhan region	30.8	25.6	(12.7)	1.2	28.5	35.3	34.0	45.6	31.4	8.3	21.7	(13.1)	0.0	36,850.0	97.2	46.9	86.2	45.2
Sevosetinelectrosvyaz	27.3	21.5	2.0	6.7	18.4	40.7	24.1	36.4	0.0	0.0	47.4	(4.6)	109.4	169.9	71.6	69.4	71.6	55.2
Volgogradelectrosvyaz	21.6	19.6	44.7	27.3	37.3	35.3	27.5	25.0	54.5	7.1	20.6	10.3	37.0	4.5	60.7	11.1	(8.2)	13.3
Electrosvyaz, Kalmyk Republic	25.9	19.9	20.9	22.2	38.1	49.4	23.5	38.6	0.0	0.0	(0.4)	(13.1)	0.0	0.0	106.0	86.5	106.0	86.5
Electrosvyaz, Adygey Republic	24.3	34.1	16.9	2.6	18.1	50.2	21.9	29.3	0.0	0.0	41.2	16.8	(20.1)	2.3	43.6	68.6	43.6	66.6
Electrosvyaz, Stavropolskiy kray	50.2	23.5	15.8	(2.2)	40.6	46.1	38.7	41.8	0.0	0.0	16.8	35.4	(84.8)	295.9	236.0	90.4	226.9	87.3
Karachay-evo-Cherkesskelectrosvyaz	35.3	18.1	7.5	(6.0)	49.5	32.4	17.7	50.0	0.0	0.0	11.5	14.6	0.0	0.0	78.9	79.1	78.9	79.1
Rostovelectrosvyaz	34.2	21.2	3.7	33.4	50.4	28.8	63.2	27.4	(100.0)	0.0	30.7	10.5	172.6	180.8	125.6	43.2	117.8	44.5
KabBalktelecom	45.3	37.1	15.6	59.8	27.9	54.0	30.5	51.4	0.0	0.0	(13.7)	58.4	36.3	65.6	321.8	232.3	307.8	213.6
Total for UTK	**30.3**	**21.6**	**10.9**	**13.2**	**38.2**	**34.6**	**40.2**	**35.6**	**(51.1)**	**7.4**	**30.6**	**2.8**	**69.9**	**98.0**	**135.9**	**62.5**	**87.2**	**66.1**

[1] RCBT — radio communications, radio broadcasting and television, WB — wire broadcasting, WRC — wireless radio communications.

Source: Svyazinvest

In the medium term an increase is expected in the weighting in the branches' revenue base of regions that are attractive to investment and developing at a high rate: these include the Krasnodarskiy kray and Stavropolskiy kray, the Volgograd, Astrakhan and Rostov regions, and the North Ossetia—Alania republic.

The most attractive customer segment for a communications operator, from the point of view of the formation of its revenue base, is corporate customers. It is because of this segment is marked by fierce competition. Due to the geographic and economic nature of the region, a large number of such organisations as banks, ports, holiday centres and hotels feature in its customer base. This has a positive effect on revenues since it is these organisations in particular that are the most active users of communications services, outstripping all others in the level of use of telecommunications services per employee.

The Company has developed and is implementing a programme to improve its customer service, based on the organisation of an integrated and efficient sales system which is convenient for the customer and easily understood. In accordance with the Concept for the construction of an accounts management system in an inter-regional telecommunications company produced by Svyazinvest, during 2002 branches of UTK began to set up Unified Accounting and Service Centres, where customers can sign a contract for installing a telephone, obtain equipment, purchase multiple-service phone cards, work on the Internet, send telegrams and make inter-urban phone calls. Such subdivisions have been set up in five branches (Svyazinform, Astrakhan region, Volgogradelectrosvyaz, Electrosvyaz, Kalmyk Republic, Kubanelectrosvyaz and Rostovelectrosvyaz).

It is planned to continue to introduce and use widely such technical, technological and organisational measures as connecting all work stations in the service centres and sections in a real time regime to the corporate servers so as to organise the efficient exchange of information; this would include payments being made for communications services, payment for communications services by phone card or bank card, payment via the Internet for communications services using phone or bank cards and the Web-money system, receipt of requests via the Internet to deal with faults, and to provide various forms of service.

The establishment of a service subdivision will permit a major improvement in the quality of customer service and will bring into effect the concept of a new relationship with the customer, based on the CRM philosophy. The organisation of centralised communications service sales and the application of a single set of standard's when working on-site with the customer will lead to the creation of conditions for providing services of a guaranteed quality to any customer in UTK's area of operations. In addition, the following matters are being dealt with:

- Satisfying the demand from various categories of user to the range of telecommunications services available.
- A sufficiently high level of service for key customers
- The efficient promotion of UTK's services in the telecommunications market of the SFD, taking into account the Company's priorities in services, regions and sectors of the population.



0.97% Electrosvyaz, Adygey Republic
0.98% Electrosvyaz, Kalmyk Republic
1.63% Karachayevo-Cherkesskelectrosvyaz
3.52% KabBalkelecom
4.4% Sevosetinelectrosvyaz
5.22% Svyazinform, Astrakhan region
15.09% Volgogradelectrosvyaz
16.15% Electrosvyaz, Stavropolskiy kray
20.71% Rostovelectrosvyaz
31.33% Kubanelectrosvyaz

Regional structure of the revenue of UTK according to figures for 2002

Source: the Company

Payment for communications services is made using bank or cash transactions immediately after the service has been provided, by advance payment or deferment. After the federal law «On Telecommunications» comes into effect on 1 January 2004, a communications operator will be obliged, at the request of an individual subscriber who is a citizen of the RF, to offer that person the possibility of spreading payment for the access provided to the communications network over at least six months, with an initial payment of not more than 30% of the stated cost. Payment for local telephone calls is made according to the choice of the individual subscriber (RF citizen), using either time-based or monthly flat-rate systems.

For certain categories of communications service users (veterans, invalids), rates and priorities in providing services, as well as the form and size of payments, are laid down in international agreements, Russian federal laws and laws of the members of the RF. From 1 January 2005 users of communications services will have to pay in full for the services provided, and will then be reimbursed for their expenses by the relevant state body.

Principal competitors

A feature of the telecommunications market of the Southern Federal District (SFD) of the RF is the high level of competition: there are in all about 470 communications operators active in the district. The majority of them are concerned with local communications.

Despite the numerical superiority of local telephone communications operators, UTK's main competition is provided by cellular operators. In all 45 operators provide cellular communications services in the district. The numerical spread of the cellular operators is fairly even across the territory where the Company functions. At the same time, the greatest consumer activity can be seen in the major regions: on 1 July 2003 the greatest number of subscribers for cellular communications was in the Krasnodarskiy kray (1,622,000 subscribers), the Rostov region (656,000), the Stavropolskiy kray (545,700) and the Volgograd region (340,000). A tendency has been noted for major cellular communications operators to move into SFD regions that have a low level of cellular communications penetration, by absorbing the small regional operators. The process of moving into the regions is accompanied by a considerable growth in the subscriber base, caused by offering competitive tariffs and flexible tariff plans. Thus federal operators trading under the names MTS, Bee-Line and Megafon are actively building up their presence in the federal district.


4 Radiotelephone com.
24 Paging com.
44 IP-telephony
45 Cellular com.
95 Internet access
260 Local com.

Distribution of the number of operators according to type of service

Source: the Company

Major competitors of UTK on 1 January 2003

Company	Short description	Area served	Range of services	Strengths	Weaknesses	Comments
CJSC Kuban-intersvyaz	In the communications market since 1994. Owner of the second largest wired telephone network in the city of Krasnodar (after UTK).	City of Krasnodar	— Local and intrazonal telephone communications; — Data transference service; — Telematic services; — Provision of communications channels for rental; — Provision of Internet access; — ISDN telephony services	Has communications in the centre of Krasnodar	Limited working capital	Operational capacity — app. 14,000 base units (ATS AXE-10). App. 200 corporate clients. Modem pool — 48 channels. Size of staff — app. 70.
CJSC KUBAN-GSM	The company commenced operations in the Kuban in December 1997. A controlling batch of shares was obtained by OJSC Mobilnye TeleSistemy in 2002.	Territories of the Krasnodarskiy kray and Adygey republic. Customer service centres in towns and cities of Krasnodar, Novorossiysk, Sochi, Tikhoretsk and Maykop	The company provides GSM standard cellular radiotelephone communications services in the 900 and 1800 MHz wavebands in the territories of the Krasnodarskiy kray and Adygey republic.	— Has its own developed network in the Kuban; — Rational marketing policy; — Well- known trade mark.	Poor quality communications at peak times.	Subscriber base exceeds 1 million and is continuing to grow quickly. Share of the market in territory of licensing — app. 80%. Network covers more than 70% of the licensed territory, most of the transport highways and built-up areas of the Krasnodarskiy kray and Adygey republic. Controlling batch of *shares* has belonged to MTS since March 2002. Size of staff — app. 100.
Kubtelecom Ltd.	Company has operated in the communications market since January 1996.	Towns and cities of the Krasnodarskiy kray: Krasnodar, Novorossiysk, Timashevsk, Gelendzhik, Anapa, Temryuk	— CDMA standard cellular communications (towns of the licensed territory); — Wire communications (Krasnodar, Temryuk, Anapa); — Payphone network (towns of the licensed territory exc. Timoshevsk); — Internet access; — ISDN telephony; — Cable television; — Provision of Internet highways for rental.	Has powerful data transference highways.	Its CDMA networks cover a small proportion of the territory of the Krasnodarskiy kray; small amount of wired telephony.	One of the company's promising services is cable TV. At present this service is only available in the Yubileyny micro-district of Krasnodar. The company owns the Krasnodar — Novorossiysk — Gelendzhik digital radio-relay line. The number of CDMA subscribers is app. 15,000, with app. 3,000 for the wired network. Size of staff — app. 80.
Tsifrovye telefonnye seti (TsTS) Ltd.	The most actively developing wired communications operator in the Rostov region (esp. city of Rostov-on-the-Don). The company is divided into a series of independent subdivisions which co-operate on a contractual relationship.	Rostov-on- the-Don, Azov, Taganrog, Shakhty	— Local telephone communications; — Paging; — Internet access; — Data transference service; — Telematic services; — ISDN telephony; — Enquiry and information service; — Provision of communications channels for rental.	— Large advertising campaign; — Developed sales network — Good system of personal sales.	— Lack of transparency in accounting and co-operation; — Partial disparity between the quality of service and that described in advertisements.	The company is part of the AAA trade and industrial holding, whose trademark it uses for its activity in the Internet, paging and IP-telephony market (in the local communications market it operates under the trademark TsTS). The operational capacity of its common-user telephone network is app. 74,000 numbers, which includes more than 70,000 in Rostov-on-the-Don. The proportion of subscribers in the business sector is app. 15%. Size of staff — app. 300.
OJSC InfoTeKS — Taganrog — Telecom	Active in promoting new communications services and new sales techniques in the market of the Rostov region. Since 2002 it has been taking over the market in Rostov-on-the-Don, but as yet only in the field of providing payphone communications.	Taganrog, Rostov-on-the-Don, coast of the Gulf of Taganrog.	— Local, zonal, inter-urban, international communications; — Provision of communications channels for rental; — Telematic services; — Internet access via switched and dedicated lines; — ISDN telephony service; — IP-telephony service; — Payphone network; — *DECT standard radio access.*	— Its own inter-urban exchange; — Its own Taganrog—Rostov FOCL; — Direct sales organisation; — Convenient billing service.	Absence of a developed distribution network.	The operational capacity of its common-user telephone network is 15,000 numbers. High-income customers predominate among its subscribers. Size of staff — app. 300.

Major competitors of UTK on 1 January 2003 (Continued)

Company	Short description	Area served	Range of services	Strengths	Weaknesses	Comments
CJSC Volgo-grad-GSM	The company is a GSM federal-standard cellular communications operator in Volgograd and the Volgograd region.	Volgograd region	Cellular communications in the 900MHz waveband.	— High technical level; — Wide range of additional services; — Large area of coverage; — High quality service (incl. various ways of paying for services); — Major dealer network.	Uncompetitive roaming tariffs for its own subscribers.	Size of staff — app. 350. Customer structure: 20% business sector, 80% domestic. Its proportion of the market for cellular communications is reckoned at 75—80%. Full range of additional services.
Ekvant Ltd.	This is a subdivision in the RF of the world telecommunications giant Equant, the leader in the field of international corporate telecommunications, formed by the merging of two international providers of information transmission services, Equant and Global One.	Russian Federation	— Connection of dedicated lines; — Data transference services in companies: Frame Relay, IP, VPN; — Organisation of real-time access to electronic trading on Moscow International Currency Exchange, Moscow Stock Exchange and RTS; access to REUTERS dealing system, SWIFT inter-bank payments system, international systems for electronic payment and financial transfers.	High professionalism and large experience in the services provided.	Limited client base.	The company calculates on having a share of $250,000-500,000 (app. 0.124-0.248%) in its segment of the telecommunications market by 2006. The organisation of virtual corporate communications networks is in the company's plans. Only legal entities figure in the client base. The priority customers are trans-national corporations with which the Equant holding works throughout the world.
CJSC Kavkaz-TransTeleCom	The company is a subsidiary of CJSC TransTelecom, created by decision of the RF Ministry for telecommunications and information technology in 1997. The company was created to carry out the construction and technical and commercial exploitation of the network.	Southern Federal District	— Provision of communications channels for rental; — Data transference services; — Internet access via switched and dedicated lines; — IP-telephony service.	— Provision of digital channels with a throughput capacity of 64 kbyte to 622 mbyte/sec.; — Implementation of projects, from the design stage to the provision of telematic services.	Limited client base.	The company's share as an operator providing services to the end-user is calculated at 4%. The company plans to extend its payphone system along the existing highways. It is intended to engage actively in providing access to local communications in some districts. The company has laid special stress on the mass customer capable of spending a minimum of R 250 on communications.
CJSC Golden Telecom (Rossiya-On-Layn, TeleRoss-Volgograd)	CJSC TeleRoss-Volgograd is a regional representative of CJSC Golden Telecom, which in its turn is controlled by one of the largest Russian finance and industrial groups, OJSC Alfa-Grupp	Russian Federation	— Local, inter-urban and international telephone communications; — Telephone card service; — Switched Internet access under the trademark Rossiya-On-Layn, dedicated access; — Provision of communications channels for rental	High professionalism and experience in the services provided.	Local presence in the SFD.	The client base includes all segments of the Internet market and work with business clients. IP-telephony and a further expansion of the subscriber base are planned. The market share in the medium term should be app. 15%.
OJSC Yugtele-fon-svyaz	One of the major alternative operators of wired communications in the Volgograd region. The Volgograd city administration owns 74% of the company's shares.	City of Volgograd	— Local, inter-urban and international communications; — Data transference services; — Telematic services; — Provision of Internet access via switched and dedicated lines.	— Efficient provision of access to services; — Highly qualified staff.	Does not have its own telephone channels.	Size of staff — app. 130. Structure of the client base: 10% — business sector, 90% — domestic. Share of the market is in the region of 5%.
CJSC Astra-khan-GSM-900	The company was set up in January 1997. Has provided cellular communications services in the city of Astrakhan and the Astrakhan region since March 1998.	Astrakhan region	Provision of cellular radiotelephone communications in the 900 and 1800 MHz wavebands	— Developed dealer network; — Flexible tariff policy — Large package of additional services.	Poor quality communications. Possible reasons: equipment unsuited to a large number of subscribers, poor efficiency in introducing GSM-1800 standard.	Share of the regional market is app. 80%. On 31 Dec. 2002 the company's network contained 39 base stations, consisting of 30 of GSM 900 standard and 9 of GSM 1800 standard. At present the company has more than 50,000 subscribers.

Source: the Company, web sites of Ekvant, Golden Telecom, KavkazTransTelecom

Personnel

On 1 Jan 2003 the number of employees was 42,970, consisting of:

Managers:	1,823 (4.24%)
Workers:	41,147 (95.76%)

Of the Company's total of employees, 79.3% work in its four biggest subsidiaries: Kubanelectrosvyaz, Rostovelectrosvyaz, Volgogradelectrosvyaz and Electrosvyaz, Stavropolskiy kray.

Main objectives of the Company's personnel policy in 2003 consisted in following:

- training of the personnel reserve for the key positions of the Company;
- increase of a number of certified specialists in the Company;
- increase of the personnel's qualification with regard to the new technologies;
- evaluation of the personnel of financial, juridical, and PR departments of the Company;
- improvements in the system of incentives for the staff.

The Company's personnel policy is directed towards increasing the quality of employees, implementing a unified corporate policy in the planning, selection, allocation and training of staff, and the introduction of modern forms of staff development and evaluation.

In order to improve the efficiency of its management system, the Company is undertaking measures to optimise the number of employees and consolidate its divisions so as to have fewer units to manage. In 2002 the corporate standard «Labour norms for calculating the staff required by UTK» was implemented.

The system of financial incentives for the staff is directed towards improving the material conditions of the employees and increasing their interest in the qualitative fulfilment of their tasks. All this is obtained by systematic increases in salary and a wage plus bonus system.

In 2002 the average wage increased by 40% compared to 2001 (3,642.9 roubles) and reached 5,099.6 roubles. According to the regulations for the incentives system, there should be bonuses for on-going results of production and economic activity, and five types of lump-sum bonus, including awards for annual results.

The present system of incentives for the staff contains immaterial rewards along with the material ones. Thus, for the contribution to the telecommunications industry in the Southern federal district, the Company awards an honorary title of Master of telecommunications of the South of Russia, an honorary diploma and a letter of appreciation signed by the Company's managing director.

There are also other elements of the corporate culture, such as the corporate newspaper Vestnik UTK (South Telecommunications Company Bulletin) and a TV programme Netelefonniy razgovor (Non-telephone Conversation) prepared by both journalists and specialists of the Company. Implementation of this project helped to establish a feedback from the consumers and to fill up a lack of information on the services and perspectives of telecommunications.

Southern Telecommunications Company pays great attention to guaranteeing the social protection of its employees. Conditions of work are constantly being improved, and action is taken to reduce industrial injuries and work-related illness.

All the Company's subsidiaries annually sign a protection of labour agreement. 6,000 employees of the Company annually attend Orbita resort house owned by the Company. The Company also organises summer vacation for children.

The Company's constant care about the staff promotes the improvements of the Company's image and increased the employees' adherence to the Company.

The measures undertaken make it possible to attract qualified specialists.

Due to the need for specialists in information technology, marketing and management, the Company has set up a Teaching and Practical Training Centre. The Faculty of Physics and Electro-optics at Kuban State University was opened on the basis of the Centre, and it is here that the Company's employees raise the level of their skills.

In 2003, 10,000 employees (or 25%) of the Company took the courses of professional development. Besides, 3,000 employees (or 7%) are studying in colleges or higher education institutes.

A total of 45.3% of employees are aged under 40. On 1 January 2003 the average age of the staff was 40.7, and in Management it was 37.5.

The organisational structure of PJSC Southern Telecommunications Company (UTK) comprises a General Management and 13 branches:

- Volgogradelectrosvyaz
- KabBalktelecom
- Karachayevo-Cherkesskelectrosvyaz
- Kubanelectrosvyaz
- Rostovelectrosvyaz
- Svyazinform, Astrakhan region
- Sevosetinelectrosvyaz
- Electrosvyaz, Adygey republic
- Electrosvyaz, Kalmyk republic
- Electrosvyaz, Stavropolskiy kray
- Uchebno-proizvodstvenny tsentr (Training and production centre)
- Tsentr novykh tekhnologiy (New technologies centre)
- Yugtaksofon

Of the 13 Southern Telecommunications Company branches, ten are regional.

General statistics of the Southern Telecommunications Company branches

Title of the branch	Area of the region served, 000 sq. km.	Line capacity on 1 January 2003, lines	Number of base units on 1 January 2003	Strength of staff on 1 January 2003, persons	Income from telecommunications services in 2002, R million
Kubanelectrosvyaz	76.0	949,790	881,350	10,794	3,092.076
Rostovelectrosvyaz	100.8	708,040	654,008	8,907	2,150.858
Volgogradelectrosvyaz	113.9	575,869	543,201	7,596	1,456.622
Electrosvyaz, Stavropolskiy kray	66.5	552,174	520,180	6,773	1,671.848
Svyazinform, Astrakhan region	44.1	214,867	190,874	2,412	538.804
KabBalktelecom	12.5	157,308	140,987	1,644	337.206
Sevosetinelectrosvyaz	8.0	154,981	141,763	1,597	428.493
Karachayevo-Cherkesskelectrosvyaz	14.1	89,408	75,082	1,007	162.186
Electrosvyaz, Adygey republic	7.6	75,815	69,168	973	101.107
Electrosvyaz, Kalmyk republic	76.1	66,756	53,869	1,267	103.236

The **Kubanelectrosvyaz branch** serves subscribers in the territory of the Krasnodarskiy kray, which is located in the south-west of the Southern Federal District (SFD), on the shores of the Sea of Azov and the Black Sea and bordering on Georgia to the south. The Krasnodarskiy kray has the largest population in the district, and one of the greatest densities of population. In addition, the levels of per capita income are above the average for the district. Consequently Kubanelectrosvyaz is the largest branch of UTK for line capacity and volume of income from communications services.

The **Rostovelectrosvyaz branch** serves subscribers in the territory of the Rostov region, which is located in the north-west of the SFD and borders on the Ukraine to the west. The Rostov region is one of the largest members of the federation in the SFD for size of population and surface area. However, it has the lowest telephone penetration rate, and the level of digitisation is below the average for UTK.

The **Volgogradelectrosvyaz branch** serves subscribers in the territory of the Volgograd region, located in the northern part of the SFD. The region is the largest member of the federation in the SFD for surface area, but has one of the lowest densities of population in the district. Even so, telephone penetration is relatively high. The level of digitisation is close to the average for UTK.

The **Electrosvyaz, Stavropolskiy kray,** branch serves subscribers in the territory of the Stavropolskiy kray, which is located in the central part of the SFD. Telephone penetration in the region is slightly above the average for the district, and the communications networks are characterised by a relatively high level of digitisation. The basic indicators for the branch's activity (line capacity and volume of income) are close to the indicators for Volgogradelectrosvyaz.

The **Svyazinform, Astrakhan region,** branch serves subscribers in the territory of the Astrakhan region, which is located in the east of the SFD, has an outlet onto the Caspian and borders on Kazakhstan to the east. The region is characterised by a low density of population and high levels of income, and its communications networks have one of the highest levels of digitisation in the area.

However, for size of population and levels of income Svyazinform, Astrakhan region, is significantly below the largest UTK branches, which operate in the Krasnodarskiy kray and Stavropolskiy kray and the Rostov and Volgograd regions.

The **KabBalktelecom branch** serves subscribers in the territory of the Kabardino-Balkar republic, which is located in the southern part of the SFD, south of the Stavropolskiy kray and sharing a border with Georgia. The republic has a small surface area and one of the highest densities of population among the members of the SFD. However, the communications networks are served primarily by cross-bar switches and have one of the lowest levels of digitisation in the district.

The **Sevosetinelectrosvyaz branch** serves subscribers in the territory of the North Ossetia – Alania republic, which is located in the southern part of the SFD, south of the Kabardino-Balkar republic and sharing a border with Georgia. The republic has a small surface area and the highest density of population in the district. North Ossetia – Alania has the highest level of telephonisation in the district, and this is reflected in indicators for telephone penetration and level of digitisation of the communications networks that are the highest in the district. In volume of income from communications services, this allows Sevosetinelectrosvyaz to outstrip significantly the KabBalktelecom branch, which has a comparable line capacity.

The **Karachayevo-Cherkesskelectrosvyaz branch** serves subscribers in the territory of the Karachayevo-Cherkes republic, which is located in the southern part of the SFD, south of the Stavropolskiy kray and Krasnodarskiy kray and sharing a border with Georgia. The republic has a small surface area and size of population, and a low level of digitisation of the communications networks, and Karachayevo-Cherkesskelectrosvyaz is one of the smallest UTK branches for volume of income from communications services.

The **Electrosvyaz, Adygey republic,** branch serves subscribers in the territory of the Adygey republic, which is totally surrounded by the territory of the Krasnodarskiy kray. The republic has the smallest surface area of all the members of the SFD, and a low size, but at the same time, high density of population. The branch's communications networks are characterised by a low level of digitisation, and Electrosvyaz, Adygey republic, is one of the smallest branches of UTK for volume of income from communications services.

The **Electrosvyaz, Kalmyk republic,** branch serves subscribers in the territory of the Kalmyk republic, which is located in the eastern part of the SFD, east of the Rostov region and with an outlet onto the Caspian. The republic is comparable in surface area with the Krasnodarskiy kray, but it has the smallest size and density of population among the members of the federation served by UTK. The branch's communications networks are characterised by an extremely low level of digitisation, and Electrosvyaz, Kalmyk republic, is one of the smallest branches of UTK for volume of income from communications services.

The management of Southern Telecommunications Company is characterised by a high degree of centralisation. The General Management implements the overall management of the company's activity, strategic and budgetary planning, and the shaping of technical, training and social policies.

The regional branches of Southern Telecommunications Company are formed on a territorial principle: each branch carries out the functions of telecommunications operator in the region in which it is located.

The Yugtaksofon branch provides payphone services in the territory of the Krasnodarskiy kray.

The Tsentr novykh tekhnologiy branch is the largest Internet-provider in the SFD, and provides Internet access services, IP-telephony and installation of corporate networks in the territory of the Krasnodarskiy kray.

The Uchebno-proizvodstvenny tsentr branch carries out the training and retraining of specialists and non-specialists in all fields of the communications industry.

All the specialist subdivisions of all the branches of UTK are accountable to the relevant specialist subdivision of the General Management.

Information about the organisational structure of the General management of UTK

1. The organisational structure of the General management of UTK is a configuration of the management system and is built on a linear-functioning pattern that guarantees a clear vertical integration and centralised decision-making for key issues.
2. The organisational structure of UTK has four management bodies:
   - Shareholders' meeting
   - Board of directors
   - Board of management
   - Managing director

   four levels of operational management:
   - Managing director
   - Deputy managing director
   - Director of department
   - Head of division
3. The organisational structure of the General management comprises 11 departments and 45 divisions:
   - Department for development
   - Department for exploitation and maintenance
   - Department for economic policy
   - Department for financial policy
   - Department for construction and investment
   - Department for marketing
   - Department for sales
   - Department for securities
   - Department for legal affairs
   - Administration department
   - Personnel department

Subsidiaries

According to information dating back to 1 January 2003, Southern Telecommunications Company has shareholdings in more than 50 companies. It has holdings of more than 50% in 11 companies, and between 25% and 50% in ten companies.

Companies in which Southern Telecommunications Company owns more than 50%

	Holding,%
Autocentre-Yug	100.00
Centre for Material and Technical Provision	100.00
Yugzvyazstroy	100.00
Armavir Communications Factory	100.00
Sanitary Centre Orbita	100.00
Factorial-99	100.00
Interelectrosvyaz	100.00
Guard Centre Zaschita C	100.00
Intashservice	100.00
Telesot-Alania	52.50
Stavtelecom	51.00

Companies in which Southern Telecommunications Company owns between 25% and 50%

	Holding,%
Volgograd-GSM	50.00
TeleRoss-Kubanelectrosvyaz	50.00
Stavropol Mobile	50.00
Astrakhan-Mobile	50.00
Volgograd-Mobile	50.00
TeleRoss-Volgograd	50.00
ZanEiCom	45.00
MobilCom	35.00
Mobile-Alania	30.00
Stavropol Commercial TV	26.82

Most of Southern Telecommunications Company's subsidiaries are not large enough to influence its activities and finances. The biggest subsidiaries are Telesot-Alania and Stavtelecom, and the biggest company in which UTK has less than a controlling interest is Volgograd-GSM.

Company	Telesot-Alania	Stavtelecom	Volgograd-GSM
Location	Vladikavkaz	Stavropol	Volgograd
Services	mobile telephony, GSM 900/1800	fixed telephone	mobile telephony, GSM 900/1800
Territory	Northern Osetia-Alania	Stavropol region	Volgograd and region
Size at 1 January 2003	20,118 subscribers (up about 100% in the year)	Installed line capacity 23,000 and subscribers 18,710 up 6%	132,073 subscribers
2002 earnings	R 108,457,000, up 82.7% on 2001	R 71,913,000	R 566,695,000
2002 net profit	R 43,130,000, up 93.2% on 2001	R 25,009	R 196,620,000

The Company is located in the territory with the largest proportion of rural population. The development of rural telephony is linked with high costs. The complexity of introducing new equipment is also linked to the varied terrain (incl. difficult mountain areas). It is expedient to develop the communications networks in the Krasnodarskiy kray, Stavropolskiy kray, and the Rostov, Volgograd and Astrakhan regions because of the presence of a solvent demand for telecommunications services.

Dynamics of line capacity and used capacity of the Southern Telecommunications Company network

	Line capacity, 000 numbers	Used capacity, 000 numbers	Rate of use of line capacity	Proportion of electronic switches in the overall line capacity
On 1 Jan. 2001	3,310.1	3,145.2	95.02%	31.53%
On 1 Jan. 2002	3,545.0	3,311.8	93.42%	38.66%
On 1 Jan. 2003	3,732.8	3,462.0	92.76%	43.83%

Source: the Company, Svyazinvest

All the newly operational automatic exchanges are electronic, and therefore the level of digitisation is continually rising. According to the Company's forecasts, the level of digitisation will be 44.15% by the end of 2003. The main suppliers of switching equipment are Alcatel, Siemens, and IskraUralTel. In the further development of the network, equipment from one manufacturer is being installed whose technologies already dominate in the given area of the network. This will allow the organisation of a centralised system for technical exploitation of the switching equipment, as far down as the level of a local district communications node.

Dynamics of the change in line capacity according to type of switch

	Line capacity, 000 nos.				Proportion of overall line capacity			
	2000	2001	2002	2003[1]	2000	2001	2002	2003[1]
Electronic switches	855	1,044	1,370	1,636	26.83%	31.53%	38.66%	43.83%
Semi-electronic switches	279	289	283	2,096	8.74%	8.72%	7.97%	56.17%
Cross-bar switches	1,678	1,673	1,646		52.67%	50.54%	46.44%	
Step-by-step switches	374	305	246		11.75%	9.22%	6.93%	

[1] On 1 Oct. 2003.

Source: the Company, Svyazinvest, calculation by AVK

Each year the proportion of cross-bar and step-by-step automatic exchanges decreases as electronic exchanges are introduced. On 1 January 2003 there were 3,510 automatic exchanges in operation in the MRT, including 296 electronic, 44 step-by-step and 3,002 cross-bar exchanges.

Structure of the line capacity according to urban (UTE) or rural telephone exchange (RTE)

	Line capacity, 000 numbers				Proportions in the overall line capacity				Proportion of line capacity of electronic exchanges			
	2000	2001	2002	2003[1]	2000	2001	2002	2003[1]	2000	2001	2002	2003[1]
UTE	2,412	2,519	2,716	2,858	76%	76%	77%	77%	33.7%	39.3%	47.0%	52%
RTE	774	792	829	874	24%	24%	23%	23%	5.5%	6.9%	11.3%	16.8%

[1] Data for 1 Oct. 2003.

Source: the Company, Svyazinvest, calculation by AVK

The branches that are best equipped with electronic exchanges are Sevosetinelectrosvyaz (63% of the overall line capacity is via electronic exchanges), Svyazinform, Astrakhan region (56%) and Electrosvyaz, Stavropolskiy kray (43%). The lowest level of digitisation, 7%, was noted in the Electrosvyaz, Kalmyk republic, branch. Line capacity is spread relatively evenly: about 79% of the total line capacity is concentrated in Kubanelectrosvyaz, Rostovelectrosvyaz, Volgogradelectrosvyaz and Electrosvyaz, Stavropolskiy kray. These branches also share 78% of the line capacity of electronic exchanges. The remaining branches have between 2% and 6% of the overall line capacity.

Due to their low profitability, investment in the development of rural telephone communications is at a lower level than for urban networks, and this explains the delay in the digitisation of rural communications. The proportion of electronic switches in the overall line capacity is far higher in towns; however, the increase in the line capacity of electronic exchanges in rural areas from 43,000 numbers in 2000 to 94,000 in 2002 has raised the level of digitisation of rural exchanges from 5.5% to 11.3%.

On 1 January 2003 the overall line capacity of the exchanges capable of carrying out time-based charging was 57% of UTK's total line capacity. The line capacity of the time-based charging system in commercial use is 3.5%. Investment in the completion of the time-based charging system will allow the evening-out of the load on the telephone network and improvement in the quality of communications. However, at present there are still step-by-step exchanges in the networks of major towns.

Local carrier networks and subscriber access technologies

The main directions in the development of the carrier networks are in the use of fibre-optic communications lines (FOCL) and SDH transmission systems. Digitisation of the local network allows an increase in the throughput of the communications channels and improvements in the quality of the service provided, and gives subscribers access to modern telecommunications services. In urban telephone networks the proportion of digital communication channels is quite high (98.4%), and in rural channels the level of digitisation is 84.27%. During 2002 the number of digital channels grew by 23% to 491,328 channels. The length of the fibre-optic cables increased by 313.5 km., which included 154.6 km. in rural areas.

The Company is constructing multiservice networks providing broadband access so as to increase the range of services offered, including Internet, telematic services, high-quality television and digital telephony (IP), which improves the level of economic efficiency. The first multiservice network in Russia was built in the Krasnodarskiy kray using IP MPLS technology; this technology was selected as the main technology for developing multiservice networks in the Company, and it provides the capability of building corporate IP networks. Some sections were built using DPT technology, which is at present the most productive technology in IP networks. The most active work in this direction is being carried out in both the Rostov and Stavropol branches. In the future it is planned to unite the multiservice networks of all the branches, so as to improve reliability and manageability and to provide the subscriber with the whole range of services at any point in the Company's network. The equipment being used in the construction of these networks is primarily from Cisco Systems.

The modernisation of the networks allows the provision of Internet access using xDSL and ISDN technologies to be developed. At the end of the year the total of subscriber sets with ISDN functions was 4,642 numbers. The number of ISDN subscribers grew by a factor of 1.4 compared with the previous year.

The development of zonal communications and trunk routes

In the intrazonal digital carrier networks SDH equipment is used, of levels 16, 4 and 1 (STM-16, STM-4, STM-1), produced by Alcatel (about 45%), Lucent Technologies (about 40%) and Siemens. In further development it is planned to use equipment from one manufacturer in each intrazonal network; this will greatly simplify the organisation and management of the network, as well as dealing with problems of synchronisation, reducing maintenance costs and improving the network's reliability.

On 1 January 2003 the length of the interurban telephone channels was 8,677,850 channel km., with 6,442,800 having digital transmission systems. During 2002 the growth of FOCLs in the UTK networks was 686.95 km., and their overall length on 1 January 2003 was 4,351.2 km. The greatest increase was in the Volgograd region (622 km.).

Dynamics of the growth in the length of inter-urban telephone channels and transmission lines

	2001	2002	2003[1]
Growth in the length of inter-urban telephone channels, total (000 ch. km.)	1,459	1,629	1,090
— using digital transmission systems (000 ch. km.)	1,545	1,777	1,177

[1] First nine months of 2003.

Source: the Company, Svyazinvest

Automatic Inter-Urban Telephone Exchanges (AIUTE)

At present UTK has 15 inter-urban exchanges operational in 12 towns; of these exchanges, six are S-12 type, three are EWSD, two are AXE-10 and four are cross-bar analogue exchanges. The overall line capacity of all the AIUTEs on 1 January 2003 was 108,100 ports, and of these, 14,808 ports made up the line capacity of the analogue AIUTEs, which it is planned to decommission in 2003. The level of activation of the digital AIUTE capacity at the start of the year was 72.53%, which included 79.33% of the zonal communications.

The line capacity of the AIUTEs on 1 January 2003 was 65,883 zonal communications channels and lines, with 44,544 (68%) operational.

Dynamics of the growth of outbound automatic channels

	Growth of outbound automatic channels, channels			Level of activation of digital AIUTEs, %	
	2001	2002	2003[1]	2002	2003[1]
AIUTE, total	986	2,503	1,757	72.53	84.86
incl. via zonal communication	812	1,927	1,292	79.33	88.45

[1] Data for 1 Oct. 2003.

Source: the Company, Svyazinvest

Other forms of equipment

Apart from the development of the network from the point of view of territorial growth, work is underway to create a unified network management system and a unified accounting system for the services provided. Billing equipment is used for this purpose. In particular, this equipment allows multiple-service cards to be used when paying for communications services. This is especially important considering how highly developed the payphone system is (on 1 January 2003 there were 24,417 local and all-purpose payphones in the UTK network).

The equipment for providing paging services in the Volgogradelectrosvyaz, Kubanelectrosvyaz and Rostovelectrosvtaz branches can also be mentioned. The manufacturers of the equipment are Motorola and NTTs KSS Ltd.

Mobile radio telephone communications services using the 'Altay' and 'Kart-4' systems are provided in all the Company's regional branches apart from Electrosvyaz, Kalmyk republic, and Karachayevo-Cherkesskelectrosvyaz. The DECT and CDMA systems are used to provide subscriber radio access services in Svyazinform, Astrakhan region, KabBalktelecom, Kubanelectrosvyaz, Rostovelectrosvyaz and Sevosetinelectrosvyaz.

Operating performance

The reorganisation of the communications operators led to the creation of seven inter-regional communications companies (MRT), but the quantity and quality of the services offered by the companies making up each of the seven inter-regional communications companies vary greatly; this is due to the uneven nature of the economic development in the regions. Therefore in each reorganised company, Southern Telecommunications Company there are branches that in some operational indicators have a performance considerably below that of the other branches of the Company.

This unevenness in the development of services by the branches can lead to a false impression of the Company's performance indicators and dynamics of development. Consequently the remainder of this section will provide specific operational indicators for the Company's branches, which have the highest or the lowest indicators among all the Company's branches.

The data for 2000 and 2001 were calculated by adding up indicators of all of the communications operators, which were subsequently included in the merged company.

Dynamics of the number of subscriber apparatuses in Southern Telecommunications Company

	2000	2001	2002	1st half of 2003
No. of basic subscriber apparatuses, 000 units	2,954	3,107	3,271	3,367
incl. Urban telephone network (UTN)	2,242	2,358	2,486	2,560
Rural telephone network (RTN)	712	749	785	807
No. of domestic basic subscriber apparatuses, 000 units	2,524	2,662	2,810	2,902
incl. Urban telephone network (UTN)	1,917	2,018	2,132	2,200
Rural telephone network (RTN)	607	644	678	701

Source: Svyazinvest

The Company is systematically enlarging its subscriber base. The growth rate in the number of subscriber apparatuses connected to a network slightly exceeds 5% per year. According to the figures for 2002, the number of subscriber apparatuses increased by 5.3%, and in 2001 the growth was 5.2%. On 1 July 2003 the number of subscriber apparatuses connected was 3,367,000, or 102.9% of the figure for 1 January 2003.

The rates for connecting subscribers to an urban or to a rural network are approximately the same. According to figures for the first six months of 2003, the number of subscriber apparatuses served by an urban telephone network (UTN) increased by 3%, while the number of telephone apparatuses served by a rural telephone network (RTN) grew by 2.8%. During the period under review the number of subscribers connected to a UTN remained steady at 76%.

The proportion of domestic subscriber apparatuses is gradually increasing in the Company's overall total of telephone apparatuses installed. In 2000 the proportion of domestic subscriber apparatuses was 85.4%, and on 1 July 2003 it was 86.2%. The gradual increase in the proportion of domestic users is connected to the reduction in the unsatisfied demand for the installation of telephone apparatuses, and to the commissioning of new automatic telephone exchanges and to increases in the capacity of old ones.

The largest number of subscribers is served by four branches: Kubanelectrosvyaz, Volgogradelectrosvyaz and the Stavropol and Rostov branches. These four branches share 79% of all the Company's subscribers since the majority of the population of the area served by the Company lives in these regions.

Dynamics of the number of payphones served by Southern Telecommunications Company

	2000	2001	2002	1st half of 2003
No. of payphones, units, incl.	29,484	27,888	26,089	25,187
Inter-urban	3,636	2,708	1,672	1,410
Share of the overall total of payphones	12.33%	9.71%	6.41%	5.60%
Urban and rural	21,214	18,322	15,565	14,967
Share of the overall total of payphones	71.95%	65.70%	59.66%	59.42%
All-purpose	4,634	6,858	8,852	8,810
Share of the overall total of payphones	15.72%	24.59%	33.93%	34.98%

Source: Svyazinvest, the Company

A tendency among all the inter-regional communications companies is the gradual replacement of payphones providing either only communications inside a town or only inter-urban communications by all-purpose payphones that have more functions and capabilities. Between 2000 and 1 July 2003 the overall number of payphones of all types served by the Company fell by 4,297 as a result of the removal of urban and rural payphones, as well as inter-urban payphones. The total of inter-urban payphones dropped from 3,636 to 1,410, or by 61.2%. The fall in the number of payphones providing urban and rural communications was 29.4%. On 1 July 2003 their total was 14,967.

As at the end of the first half of 2003 the Company has increased the number of all-purpose payphones providing both inter-urban and international communications, as well as communications within a town, to 8,810. Between 2000 and 1 July 2003 the growth in all-purpose payphones was 90%.

The Company's leaders for the number of all-purpose payphones installed are Kubanelectrosvyaz, Electrosvyaz, Stavropolskiy kray, Rostovelectrosvyaz, and the Yugtaksofon branch, which limits itself to providing payphone communications services in the territory of the Krasnodarskiy kray. These four branches share 87% of all the all-purpose payphones installed.

Dynamics of inter-urban and international traffic in Southern Telecommunications Company

	2000	2001	2002	1st half of 2002	1st half of 2003
Total, m mins., incl.	1,009.7	1,269.1	1,573.1	727.26	871.0
Inter-urban	935.2	1,177.7	1,476.1	680.87	820.8
International	74.5	89.4	97.0	46.39	50.2

Source: Svyazinvest, the Company

Since not all the Company's branches conduct a time-based calculation of local telephone calls, data for the Company's local traffic are not available. During the period under review the overall traffic of the Company (both inter-urban and international) has grown by at least 20% per year. In 2001 the Company's overall traffic was 1,269.1 million minutes, which was 25.7% higher than in 2000. According to the figures for 2002, the growth in traffic was 23.9%, and during the first half of 2003 overall traffic exceeded the figure for the same period of 2002 by 19.9%. Inter-urban traffic makes up on the average 93.4% of all the Company's traffic.

At the same time the Company's inter-urban traffic is growing faster the international traffic. However, this tendency can be seen in all the inter-regional telecommunications operators and is connected to the increase in business activity in the regions. In addition, one feature of the Company is the seasonal nature of inter-urban phone calls. During the summer months there is an influx of tourists who provide the growth in inter-urban traffic. During the first half of 2003 the Company's inter-urban traffic grew by 20.6% in comparison with the same period of 2002, while international traffic grew by only 8.2%.

The branches operating in large cities that are centres for business activity in the region, and with a high density of population, have the highest indicators for traffic in the Company. Kubanelectrosvyaz, Volgogradelectrosvyaz, Rostovelectrosvyaz and the Stavropol branch share 80% of the Company's total international and inter-urban traffic.

Dynamics of the number of radio relay stations in Southern Telecommunications Company

	2000	2001	2002	1st half of 2003
No. of basic radio relay stations, 000	2,295.9	2,151.0	1,972.4	1,883.4
incl. multi-programme	1,856.5	1,745.6	1,612.4	1,547.9
No. of UHF-FM radio relay stations, 000	36.6	36.6	59.3	61.4

Source: Svyazinvest

The reduction in the number of basic radio relay stations (wire broadcasting) due to their low profitability and high installation costs is a tendency common to all the inter-regional telecommunications operators. The overall number of radio relay stations on 1 July 2003 was 1,883,000, which was 4.5% less than at the start of 2003. During 2002 the number of radio relay stations fell by 8.3%. At the same time the Company is installing radio relay stations broadcasting in UHF-FM, the most widely used frequency. During the first six months of 2003 the number of radio relay stations broadcasting in UHF grew by 2,133, or 3.6%, in comparison with the figures for 1 January 2003.

Dynamics of the development of Internet access services provided by Southern Telecommunications Company

	2000	2001	2002	1st half of 2003
Volume of information transmitted through the Internet, Gb	n/av	n/av	94,488	79,120
Connection to the Internet via PSTN, 000 mins.	n/av	n/av	639,942	456,448
E-mail messages, Gb	7.07	13.5	n/av	n/av

Source: Svyazinvest, the Company

The growing demand for data transference services and Internet access defines the Company's development priorities. The volume of information transmitted through the Internet is continually increasing. During the first half of 2003 the volume of information transmitted through the Internet reached the figure of 79,120 Gb, which is 84% of the total for the whole of 2002. Connections to the Internet via the PSTN during the first six months of 2003 comprised 456,448,000 minutes, which was only 29% less than the figure for the whole of 2002.

Half of the Company's Internet traffic is via the *Tsentr novykh tekhnologiy* branch (Centre for New Technologies), which was set up specifically to develop data transference and Internet access services.

Efficiency of the operational performance of Southern Telecommunications Company

	2000	2001	2002	1st half of 2002	1st half of 2003
Average no. of lines, 000	2,905	3,065	3,211	3,168	3,347
Revenue /no. of lines, R 000	2.03	2.68	3.29	1.52	1.75
Revenue /no. of individual employees, R 000	124.10	179.30	247.60	109.98	142.02
No. of lines /no. of employees, unit	61.2	66.9	75.5	72.3	81.3

Source: Svyazinvest, the Company

The Company's average number of lines is growing by slightly more than 5% each year. According to figures for the first six months of 2003, the average number of lines increased by 5.6% in comparison with the same period of 2002 and reached 3,347,000. During 2002 the average number of lines increased by 146,000 or 104.8% of the figure for 2001.

At the same time as the growth in the numbers of lines in use, the Company's efficiency indicators are improving. In 2000 Revenue/no. of lines was R 2,030, and in 2002 it had risen to R 3,290, an increase of 62.1%. In comparison with the first half of 2002, Revenue/no. of lines grew by 15% during the first half of 2003, reaching R 1,750. The reasons for the growth in this indicator were the increase in the prices of communications services, and also an increased demand for the Company's services.

According to figures for the first six months of 2003, Revenue/no. of employees grew from R 109,980 in the first half of 2002 to R 142,020. During 2002 Revenue/no. of employees grew to R 247,600, or by 43.5% in comparison with the figure for 2001. The No. of lines/no. of employees during the first half of 2003 was 81.3, which is 12.5% higher than for the same period of 2002. The overall growth in the No. of lines/no. of employees between 2000 and 2002 was 23.4%. The improvements in these efficiency indicators are due to slight reductions in staff, and also to an increase in the quantity of services offered by the Company and to the commissioning of new lines.

In the efficiency indicators, the Company's Yugtaksofon branch stands out; its Revenue/no. of lines, at R 6,320 according to the figures for the first six months of 2003, is 3.7 times higher than the average for the Company. Revenue/no. of employees was R 235,020 during the first half of 2003. These indicators are above the Company's average due to the fact that the branch is only engaged in the installation and maintenance of payphones; tariffs for these are not regulated by the state and can consequently be set at a level that covers normal profitability.

It is worth noting, that reorganisation played a significant part for the Company's operational performance, which caused such changes, as optimisation of the number of personnel, sale of non-specialist forms of activity, reduction of transaction costs, and other changes.

However, one should be cautious when comparing the Company's and similar foreign companies' efficiency indicators because of the specifics of the Company's activity. In general, the primary features of the Company are a seasonal nature of provided services, favourable climate, high level of digitalisation of the equipment, and a lack of large cities in the area.

Financial results

This section examines the most important elements of the Company's financial results for the year ended 31 December 2002 and the first half of 2003 (the six months to 30 June 2003). The information given here should be read in conjunction with the sections containing the Company's financial statements for 2002, including the notes and independent auditors' report by Ernst & Young, the unaudited financial statements for the first six months of 2003 and the information on the Company's operations. The Company's financial statements are prepared in accordance with International Accounting Standards (IAS).

The Southern Telecommunications Company (UTK) was formed in 2002 as a result of the reorganisation of ten telecom operators of the Southern Federal District, when Kubanelektrosvyaz was merged with nine other joint-stock companies (regional telecom operators). IAS financial statements are therefore available only for 2002 and for the first half of 2003. On 31 October 2002 the merging companies were removed from the official register of companies.

Basis of preparation

The Company maintains its accounting records and prepares its statutory accounting reports in roubles, and in accordance with the Regulations on Accounting and Reporting in the Russian Federation (RAR). The accompanying financial statements are based on those accounting records, adjusted to conform with International Accounting Standards.

The audited financial statements of the Company given here are confined to the balance sheet as at 31 December 2002 and the related statements of profit and loss, cash flow and shareholders' equity for the year ended 31 December 2002. They do not include a comparative balance sheet as at 31 December 2001, comparative statements of profit and loss, cash flow and shareholder's equity for the year ended 31 December 2001 or the related disclosures as required by International Accounting Standards. Because of the reorganisation, the Company's management believes that it is not practicable to present comparative financial information for 2001, or to determine retained earnings and other reserves as at 1 January 2002.

The profit and loss statement given here for the first half of 2003 is unaudited. The financial statements for that period were drawn up by AVK, using estimates and projections based on data received from the Company. The financial statements do not fully satisfy the requirements of IAS, as accounting reports can only be completely reliable if there is an uninterrupted record of day-to-day operations. Consequently, the Company's balance sheet and profit and loss statement for this period have had to be adjusted to conform with international standards. In this connection, it would be wise to exercise caution when examining and comparing the Company's financial indicators for 2002 and for the first six months of 2003. At the time of preparing this memorandum, audited financial statements were not available for the first six months of 2003.

Russian financial reporting standards and principles differ significantly from international standards. It is therefore impractical to compare financial statements prepared under RAR with those complying with IAS, and the RAR financial statements are not presented in this section. Major differences between RAR and IAS may be viewed in the subsection on accounting procedures and regulations, within the section on legislation and taxation in Russia.

AVK has adjusted the Company's RAR financial statements for the first six months of 2003 to conform with IAS. The following adjustments have produced significant differences in the financial results.

- Although all Svyazinvest companies comply with IAS 29, *Financial Reporting in Hyperinflationary Economies*, adjustments have not been made for inflation, as economic conditions in Russia do not currently satisfy the criteria listed in that standard.
- The valuation of fixed assets (property, plant and equipment) reported for 2002 does not reflect reliable information, as, despite the requirements of IAS 16 (*Property, Plant and Equipment*) and IAS 36 (*Impairment of Assets*), the assets were not formally valued, according to the 2002 auditors' report and the opinion of the auditors on fixed assets. When the 2002 accounts were prepared, management's estimated values were used for the fixed assets. This improved the reliability of the valuations of property, plant and equipment as at 30 June 2003.
- IAS 16 defines fixed assets as those that are used for more than one accounting period. However, under RAR Accounting Decree No. 6, fixed assets that are used in the production cycle and are valued at less than R 10,000 (implying a short useful life and rapid depreciation) are allowed to be treated as costs. Accordingly, AVK has adjusted the total value of fixed assets and depreciation to allow for items of that kind. This has affected the IAS-adjusted financial results of previous periods and the net profit figure for the first six months of 2003.
- Leases are treated differently in IAS 17, Leases, than in the federal finance ministry's ordinance No. 15 of 17 February 1997. The Company has therefore applied a higher amortisation rate to leases than is allowed for in IAS 17. The reported amount of inflated accrued depreciation has been adjusted accordingly. Leases and commitments under lease contracts were accounted for in the off-balance-sheet accounts in accordance with IAS 17, which affected the IAS financial results for previous periods and the net profit figure at 30 June 2003.
- The line 'Other receivables and payables' in the Company's accounts, as recorded under RAR, consist of taxes, tax refunds and other charges. As allowed by IAS 1, *Presentations of Financial Statements*, such reciprocal receivables and payables have been netted off in the IAS financial statements for the first six months of 2003. In addition, certain amounts payable were not reflected in the RAR accounts for that period, but were included in the IAS balance sheet, with appropriate adjustments made to the expenses part of the profit and loss statement.
- The Company's provisions for bad debt are different under IAS and RAR. The provisions reported in the balance sheet and the corresponding costs in the IAS profit and loss statement for the first six months of 2003 have been adjusted for this difference.

Selected financial data

Balance-sheet summary

R million	2002	1st half of 2003[1]
Assets		
Non-current assets		
Property, plant and equipment, including advances to suppliers	16,663.7	17,503.1
Intangible assets, net	6.6	1.4
Investments in associates and other financial investments, net	510.4	100.5
Total non-current assets	**17,180.7**	**17,605.0**
Current assets		
Inventories, net	658.3	858.2
Accounts receivable, net	853.3	1,068.0
Other current assets	669.5	1,495.2
Cash and cash equivalents	229.8	431.0
Total current assets	**2,410.9**	**3,852.5**
Total assets	**19,591.7**	**21,457.5**
Equity and liabilities		
Shareholders' equity		
Share capital[2]	1,297.8	1,297.8
Retained earnings and other provisions, including the effect of inflation on share capital	11,106.6	11,519.9
Current profit	1,046.1	393.3
Total shareholders' equity	**12,404.4**	**12,817.7**
Minority interest	**148.5**	**0.0**
Non-current liabilities		
Borrowings, non-current portion of obligations under finance leases	1,164.4	1,243.1
Other non-current liabilities[3]	1,024.7	994.5
Total non-current liabilities	**2,189.1**	**2,237.6**
Current liabilities		
Payables and accrued liabilities, taxes payable and social security, accounts payable to Rostelecom	1,981.1	2,526.4
Dividends payable	204.9	467.0
Borrowings, current portion of long-term debt, current portion of obligations under finance leases	2,625.8	3,154.4
Other current liabilities and provisions	37.9	254.3
Total current liabilities	**4,849.6**	**6,402.2**
Total equity and liabilities	**19,591.7**	**21,457.5**

[1] AVK estimates.
[2] Ordinary and preference shares.
[3] Deferred income taxes and equipment contributions.

Source: the Company

Financial results

Profit and loss summary

R million	2002	1st half of 2003[1]
Revenues	**11,885.4**	**6,134.8**
Operating expenses	(10,993.4)	(5,222.5)
Core operations revenue	**892.0**	**912.3**
Interest expenses, net	(335.5)	(158.7)
Foreign exchange losses, monetary gains, income from sale of investments, income from associates and other expenses and income, net	1,361.4	(158.8)
Income before provision for income taxes	**1,917.9**	**594.8**
Income-tax expenses	(777.4)	(189.3)
Income before provision for minority interest, net	**1,140.4**	**405.5**
Minority interest	(94.3)	0.0
Extraordinary income and expenses	0.0	(2.8)
Net income	**1,046.2**	**402.7**

[1] AVK estimates.

Source: the Company

Revenue

The Company distinguishes the following sources of revenue:

- Monthly subscriptions
- Long-distance services
- Rent of channels
- Installation fees
- Internet services
- Radio broadcasting
- Rent of assets
- Telegraph services
- Other telecommunication services
- Other revenues

More than 10% of the Company's revenue is derived from the following sources:

- Monthly subscriptions for local services
- Long-distance services

Monthly subscriptions

The Company provides connections to the local telephone network and receives monthly subscriptions and the proceeds of connection charges and of time-based billing, all of which are recognised as revenues. The system of time-based billing provides for a monthly subscription, plus payment per minute for traffic above a set monthly limit. All tariffs on local services are regulated by the RF Ministry for Anti-Monopoly Policy and Support of Business.

Monthly subscriptions vary, depending on the type of connection to the network (individual or shared), and the type of subscriber (private individual or institution). The rates also depend on the region, and whether the connection is to an urban or a rural telephone exchange. The lowest subscriptions are for telephones connected to shared lines, the highest for those connected to individual lines.

Current rates for the Company's local services

	Connection fee (R 000)	Subscription (R)	Rate per minute for local calls (R)
Minimum charge	2.0	60.0	0.09
Maximum charge	8.0	140.0	0.12

Source: the Company

The current tariffs were introduced on 1 August 2003. Time-based billing is used only in the Company's subsidiaries Svyazinform of the Astrakhan region, Volgogradelektrosvyaz and Kubanelektrosvyaz.

Long-distance services — domestic and international

Long-distance services are charged by the minute, the tariffs being regulated by the RF Ministry for Anti-Monopoly Policy and Support of Business. The Company's subsidiaries do not all charge the same rates.

The rates for long-distance services are based on:

- the type of subscriber (residential, state organisation, corporate);
- the time of day and day of the week;
- distance.

On 1 July 2003 new unified tariffs for individuals and companies were set on the territory of two groups of UTK's branches.

The first group comprises Astrakhan, Volgograd, Rostov regions, Krasnodarskiy kray and Stavropolskiy kray.

The second group comprises the Adygey, Kabardino-Balkaria, Kalmyk, Karachaevo-Cherkessia, and North Osetia-Alania republics.

The unified system of day- and time-dependant tariffs has been introduced. The tariff for weekdays from 7 a.m. to 9 p.m. has been set as the basic tariff. Weekdays from 9 p.m. to 12 a.m., weekend and holydays are charged according to the evening tariff which is 20% lower than the basic one. Weekdays from 12 a.m. to 7 a.m. are charged according to the night tariff, which is 50% lower than the basic one.

Since 1 January 2004 the tariffs for inter-urban calls became similar for all categories of customers in both branches groups.

Expenses

The Company considers the following expenses significant:

- Operating expenses, which include wages and salaries, costs of materials, repairs to and maintenance of equipment, and advertising costs;
- Taxes other than income tax;
- Depreciation and amortisation;
- Provisions for bad debts;
- Traffic costs

Operating expenses

The Company's operating expenses consist of:

- Wages, salaries and other benefits;
- Materials, repairs and maintenance;
- General and administrative expenses;
- Lease expenses;
- Advertising costs;
- Audit and consultancy expenses

Management forecasts that operating expenses will grow as the Company itself develops and grows, with the increase in the number of subscribers and the introduction of new services and technology.

Management expects spending on wages and salaries to grow as national pay rates rise, notwithstanding a small planned reduction of staffing. It expects wages and salaries to fall to a lower percentage of total revenues (see the profit and loss statement).

Management expects advertising costs to grow, in line with the Company's plans to market its brand, penetrate new markets and provide new services.

Taxes other than income tax

These expenses include tax items that are related to sales volumes and to assets. Management expects that, assuming unchanged tax rates, tax expenses will increase with the growth of sales and the commissioning of new construction and equipment.

Depreciation and amortisation

Management expects these expenses to grow with the commissioning of new equipment and networks under the Company's development programme.

Provisions for bad debts

The Company makes provisions for doubtful and bad debts during the period that such indebtedness arises, and classifies them by type of debtor. The ages of receivables are calculated from the moment that the debts become overdue.

Traffic costs

This item consists of payments for services provided by Rostelecom and other telecom operators. The Company expects these expenses to increase with the growth of international and inter-city traffic, as payments to Rostelecom are based on traffic volumes. Payments to other operators include roaming costs and payments for access to the Internet and for the rent of channels.

Acquisitions, mergers, takeovers, divisional reorganisations and assets sale

In March 2002, Southern Telecommunications Company sold its entire 24% holding in Kuban GSM to Mobile TeleSystems for $33.6 million (around R 1 billion).

On 23 January 2003, the Company's subsidiary Stavtelecom agreed to sell 41% of its shares in Stavtelesot, a provider of mobile telecommunication services in the Stavropol region of the RF, to Vympelcom-R for $17.5 million (around R 557 million). The transaction was completed on 31 January 2003. As at 30 June 2003, UTK still owned 10% of Stavtelesot.

These transactions mean that the Company has now sold most of its mobile telephone assets, and is concentrating on the development of other activities such as local and long-distance fixed-line connection services.

Financial performance

The following table presents the Company's revenues and expenditure for 2002 and the first half of 2003 as a percentage of total revenues in the period. This permits analysis of the structure of the profit and loss statement and of those items that significantly affect the Company's financial performance.

The Company's income and expense structure (breakdown of income and expenses as a proportion of total revenues)

%	2002	1st half of 2003[1]
Revenues [3]		
Revenues from network services	94.2	93.5
Revenues from other services	5.8	6.5
Total revenues	**100.0**	**100.0**
Operating expenses		
Wages, salaries, other benefits and payroll taxes	(35.3)	(35.0)
Materials, repairs, maintenance and utilities	(10.5)	(11.7)
Depreciation and amortisation	(20.7)	(14.6)
Traffic costs	(13.3)	(12.6)
Taxes other than income tax	(3.0)	(2.5)
Losses on disposal of property and equipment, bad debts written off, other operating expense[5]	(9.7)	(8.7)
Total operating expenses	**(92.5)**	**(85.1)**
Core operations income	**7.5**	**14.9**
Income from associates	2.3	2.5
Interest expenses, net	(2.8)	(2.6)
Other expenses and income, net[2]	9.1	(5.1)
Income before tax	**16.1**	**9.7**
Income tax	(6.5)	(3.1)
Income after tax	**9.6**	**6.6**
Minority interest	(0.8)	—
Extraordinary income and expenses	—	(0.05)
Net income	**8.8**	**6.6**

[1] AVK estimates.
[2] Foreign exchange losses, monetary gains, income from associates and other expenses and income, net.
[3] 2002, R 11,885.4 million; first half of 2003, R 6,134.8 million.
Source: the Company

Revenues broken down by category of subscriber

%	2002	1st half of 2003[1]
Residential customers	49.8	59.4
Corporate customers	30.6	31.9
State organisations	19.7	8.7
Total [2]	**100.0**	**100.0**

[1] AVK estimates.
[2] 2002, R 11,885.4 million; first half of 2003, R 6,134.8 million.
Source: the Company

Financial results

The growth in the share of income contributed by residential subscribers is due to an increase in long-distance traffic and in the number of new subscribers.

Profitability indices

%	2002	1st half of 2003[1]
Net operating margin[2]	7.5	14.9
Return on core operations[3]	8.1	17.5
Net profit margin[4]	8.8	6.5

[1] AVK estimates.
[2] Ratio of operating profit to revenues.
[3] Ratio of operating profit to expenses.
[4] Ratio of net profit to revenues.
Source: the Company

The growth in profitability was achieved mainly by the reduction of equipment servicing costs, benefits paid to employees and deductions for depreciation. In 2002, the Company received a non-recurring gain from the sale of its holding in its associated company Kuban GSM, and this receipt raised the net operating margin above the net profit margin.

Liquidity and financial resources

The Company uses various sources of financing in the process of its economic activities: cash from core operations, long-term and short-term credits and borrowings, and bonded loans. During the period under review, financial resources were mainly spent on the development and introduction of new networks and equipment, and to support day-to-day operations.

Selected data from the cash-flow statement

R million	2002
Net cash from operating activities	2,044.4
Net cash used in investing activities	(1,079.0)
Net cash used in financing activities	(905.6)

Source: the Company

In 2002, the Company's cash flow from its investing and financing activities was negative. As in previous periods, the Company used long-term and short-term borrowings to finance the development of its networks. This financing mainly took the form of credits from banks and suppliers of equipment. Since management plans to develop the Company's networks further, and will need further credits from banks and suppliers, cash flows from investing and financing activities may continue to be negative for several more years.

Management plans to use the cash flow from operating activities to increase and support its liquidity and to replenish current assets, as the Company has a deficit of working capital (defined as current assets minus current liabilities). As at 31 December 2002, the Company's current liabilities were R 2,438.8 million higher than its current assets. However, management believes that it would be able to reschedule the terms of payments on day-to-day operations in the event that the Company's current assets prove insufficient.

Calculation of working capital

R million	2002	1st half of 2003[1]
Current assets		
Inventories, net	658.3	858.2
Accounts receivable, net	853.3	1,068.0
Investments in subsidiaries, other current assets	669.5	1,495.2
Cash and cash equivalents	229.8	431.7
Total current assets	**2,410.9**	**3,852.5**
Current liabilities		
Accounts payable and accrued liabilities, taxes payable and social security, accounts payable to Rostelecom	1,981.2	2,526.4
Dividends payable	204.9	467.0
Other liabilities	37.9	254.3
Short-term borrowings, current portion of long-term debt and current portion of obligations under finance lease[s]	2,625.7	3,154.4
Total current liabilities	**4,849.7**	**6,402.2**
Total working capital/(deficit)	**(2,438.8)**	**(2,549.7)**

[1] AVK estimates.

Source: the Company

The substantial size of the deficit mainly reflects the high value of short-term borrowings, accounts payable and accrued liabilities. At 31 December 2002, accounts payable were approximately 2.3 times accounts receivable. For more detailed information on payables, please see the section below, «Accounts receivable and payable». During the first half of 2003, the net deficit of working capital grew by R 111 million, because of a 27.5% increase in receivables and a 20.1% increase in short-term borrowings.

Investments

The Company's investments are broadly focused on the development of the local and long-distance telephone networks, which on average absorb more than 70% of the Company's total investments. About 75% of investments are spent on expansion of business, the rest, on reconstruction and support of the Company's telecommunications networks. According to preliminary data, the share of the Company's internally generated funds in the investments amounted to 23%. In 2004, it is planned to increase this figure up to 31%.

The program of the Company's fundamental construction provides for bringing into operation a large-scale installed volume, high rate of network digitalisation growth, construction of high-tech data transfer networks, which is, in general, a firm basis for stable increase of a number of subscribers, development of new telecommunications services, improvements in the quality of services. The Company plans to take the following steps in terms of the new technologies development: digital cable television, IP-telephony, high-speed Internet access based on xDSL technology, development of services on the basis of intellectual networks, establishment of call-centres, development of high-speed intrazonal data transfer network and multiservice networks.

Sources of investment finance

R million	2002	2003
Internally generated funds	1,181.7	2,581.4
Borrowed funds	2,389.9	7,126.0
Total investment volume	**3,571.6**	**9,707.4**

Source: the Company

Interest rates on credits received for investment in equipment, and the associated currency risks, are described in the following section.

Accounts receivable and payable

At the end of the first half of 2003, accounts receivable for network services were R 1,308.5 million, 33.7% higher than in 2002. This growth is due to growth of sales volumes. The following table breaks down receivables by type of subscriber. Please note that the data for 2002 are taken from the notes to the audited IAS financial statements, while the results for the first half of 2003 are based on AVK's analysis and forecasts, based on data provided by the Company; there could therefore be discrepancies in the breakdown.

The structure of Southern Telecommunications Company's receivables

%	2002	1st half of 2003[1]
Corporate customers	42.0	42.2
Residential customers	42.1	35.2
Government tariff reimbursements	15.9	22.6
Total[2]	**100.0**	**100.0**

[1] AVK estimates.
[2] *2002, R 978.5 million; first half of 2003, R 1,308.5 million.*
Source: the Company

The Company's current liabilities consist mainly of debt on lease payments and bank credits obtained to finance current assets. The credits are mostly secured by telecommunication equipment. Interest rates on the Company's rouble credits vary from 12.5% to 20%. During the first half of 2003, short-term borrowings grew by 20.1%, because new credits were taken on.

The structure of Southern Telecommunications Company's borrowings

R million	2002	1st half of 2003[1]
Long-term borrowings, obligation under finance leases, current portion of long-term debt and current portion of obligations under finance leases	1,164.5	1,243.1
Accounts payable and accrued liabilities, taxes payable and social security, accounts payable to Rostelecom	1,981.1	2,526.4
Short-term borrowings	2,625.8	3,154.4

[1] AVK estimates

Source: the Company

The Company's non-current liabilities consist of long-term bank credits, credits on goods and long-term obligations under leases. The interest rates on its long-term dollar credits vary from 6.0% to 8.5%. These credits are secured by telecommunication equipment. As at 30 June 2003, the Company's long-term borrowings amounted to R 1,243.1 million, 6.8% higher than at the start of 2003. Non-current liabilities are due to grow further in 2003, as on 29 May 2003 the board of directors approved the issue of a bonded loan for a total of R 1.5 billion, which was placed on the Moscow Interbank Currency Exchange (MICEX) in October.

The Company is subject to currency credit risk, as the Russian economy is characterised by high inflation and an unstable currency. Possible depreciation of the rouble could result in the Company incurring losses, by putting up the costs of imports and of foreign-currency denominated debts, and could significantly affect the Company's financial performance.

The Company's accounts payable consist mainly of liabilities related to operating activities, advances, debts on capital construction and arrears of wages. As at 30 June 2003, accounts payable amounted to R 2,526.4 million, 27.5% higher than at the end of 2002, mainly as a result of growth in debts to suppliers and contractors

Property, plant and equipment

The Company's property, plant and equipment (fixed assets) consist of telecommunication equipment constructed with the Company's own funds, equipment obtained under finance lease contracts, construction in progress, and equipment waiting to be installed. The Company's accounting records of fixed assets are not designed to support their presentation in accordance with IAS 16 (*Property, Plant and Equipment*), IAS 29 (*Financial Reporting in Hyperinflationary Economies*) and IAS 36 (*Impairment of Assets*). As a result, the presentation of fixed assets in the consolidated financial statements for 2002 is based partly on management's estimates, and the corresponding figures for the first half of 2003 are based on AVK's estimates, using data provided by the Company.

According to AVK's projections and evaluations, the balance-sheet valuation of the Company's fixed assets as at 30 June 2003 was R 17,503.1 million, or 105% of the figure at the end of 2002. This increase in the value of the fixed assets reflects faster commissioning of new telecommunications equipment.

Valuation of the Company's fixed assets

R million	2002	1st half of 2003[1]
Cost	39,230.2	39,078.3
Accumulated depreciation	(22,734.0)	(23,395.2)
Construction in progress	0.0	1,820.1
Advances paid to suppliers	167.4	0.0
Residual value	16,663.7	17,503.1

[1] AVK estimates (IAS).

Source: the Company

Management incentive schemes

The Company has developed an incentive programme for the managing director, which provides for bonuses to be paid when certain financial and productivity levels are attained. The Company also pays bonuses to members of the board of directors. At the time of preparing this memorandum, there was no options-based incentive scheme for the management of the Company, nor had any final decision been made on such a programme.

Share capital and corporate management

Capital structure

The share capital of Southern Telecommunications Company on 1 July 2003

	Number of shares issued	Nominal value per share R	Total nominal value R	%
Ordinary shares	2,960,512,964	0.33	976,969,278.12	75.28
Type A preference shares	972,151,838	0.33	320,810,106.54	24.72
Total	**3,932,664,802**	–	**1,297,779,384.66**	**100.00**

Source: The Company

The table above shows the number of shares issued by UTK. The Company's charter allows it to place a further 130,814,345 ordinary shares and 32,711,532 type A preference shares.

The first issue of UTK's securities was registered on 20 May 1994, during the reorganisation of the state enterprise Rossvyazinform into a joint-stock company, and consisted of 298,310 ordinary shares, 140,713 type A preference shares and 123,827 type B preference shares (all with a nominal value of R 1 denominated). The total nominal value of the issue was R 562,850,000. A further three issues were prompted by the revaluation of the fixed assets.

Another nine issues were registered on 15 August 2002, as part of the reorganisation and merger of ten telecommunication operators of the Southern Federal District: UTK, Electrosvyaz of the Republic of Adygeya, Svyazinform of Astrakhan region, Volgogradelectrosvyaz, Kabbalktelecom, Electrosvyaz of the Republic of Kalmykia, Karachayevo-Cherkesskelectrosvyaz, Rostovelectrosvyaz, Electrosvyaz of Stavropol region and Sevosetinelectrosvyaz. In total, issued 1,810,244,139 ordinary and 588, 730,713 type A preference shares, all with a nominal value of R 0.33, for exchange with the shares of the other merging companies.

On 1 January 2004, the Company's main shareholder was Svyazinvest, with 38.16% of its charter capital.

Major shareholders of Southern Telecommunications Company on 1 January 2004

Name	Status	%	% of ordinary shares	% of type A preference shares
Svyazinvest	Holder	38.16	50.69	0.00
Depositary Clearing Company (Depozitarno-kliringovaya kompaniya)	Nominee	15.44	12.56	24.23
UTK's personnel	Holders	10.02	8.66	14.18
ABN Amro Bank A.O.	Nominee	7.12	2.82	20.19
ING Bank (Eurasia)	Nominee	6.54	7.16	4.66
Brunswick UBS Warburg Nominees	Nominee	5.61	4.56	8.81

Source: The Company

The structure of Southern Telecommunications Company's share capital on 1 January 2004

Name	Number of shareholders	% of share capital	% of ordinary shares
Businesses, incl.:	196	83.87	87.31
nominees	35	41.76	33.51
Individuals	27,465	16.13	12.69
Total	**27,661**	**100.00**	**100.00**

Source: The Company

The Company's share register has been maintained since 1 July 2002 by the telecoms registrar (Registrar-Svyaz). The telecoms registrar holds an open-ended licence from the federal authorities, No. 10-000-1-00258, dated 1 October 2002. The registrar's address is P O Box 45, 15A Kalanchevskaya Street, Moscow 107078. Telephone and fax number: (095) 933-42-21. E-mail: regsw@asvt. ru.

Shareholders' rights

General rights

Shareholders' rights are defined by the Company's charter and the relevant laws. All shareholders who are on the register on the date that the register is closed are entitled to attend shareholders' meeting. Holders of type A preference shares and ordinary shares all have the right:

- in the event of the Company's liquidation, to receive a share of its assets in proportion to their shareholdings;
- to dispose of the shares that they own without the consent of other shareholders or of the Company;
- to gain access to certain Company documents as specified in the federal law «On joint-stock companies»;
- in certain cases, as specified in the federal law «On joint-stock companies», to defend their civil rights in court and to claim damages from the Company.

On occasions when the type A preference shareholders are entitled to vote, they and the ordinary shareholders have the right to demand redemption of any part of their shareholding in the event of:

- the Company reorganising or concluding a major transaction, if the shareholder voted against such an event or did not vote on it;
- the amendment of the Company's charter to limit the shareholder's rights, if the shareholder voted against that decision or did not vote on it;

In addition, if (individually or with other shareholders) they hold at least 2% of the voting shares, they are entitled to have items added to the agenda of the annual general meeting, and to nominate candidates for managerial positions and directorships, for election by the meeting.

If (individually or together with other shareholders) they hold at least 10% of the voting shares, they can require the board of directors to call an extraordinary general meeting, and to audit the Company's financial and commercial activities.

If (individually or with other shareholders) they hold at least 25% of the voting shares, they can demand access to and copies of the Company's accounts and the minutes of the board of management's meetings.

Every shareholder is obliged to inform the registrar of any change in his or her data, and to maintain the confidentiality of information about the Company's activity.

Ordinary shareholders' rights

All ordinary share carry the same rights. In addition to those listed under «General rights» above, every ordinary shareholder has the right:

- to take part and vote in the annual general meeting;
- to receive dividends;
- if (individually or with other shareholders) they hold at least 1% of the shares in issue, to sue any member of the board of directors, the managing director and/or the management, or a managing organisation or a manager acting as the managing director, for reimbursement of losses inflicted on the Company as a result of their actions or omissions.

Ordinary shareholders also have other rights under Russian federal law and the Company charter.

The rights of preference shareholders

All type A preference shares carry the same rights. In addition to the rights indicated in the «General rights» section above, every preference shareholder has the right:

- to receive an annual fixed dividend, except as provided by the charter and the relevant law;
- to take part in the annual general meeting, and to vote on questions of the Company's reorganisation or liquidation, and on proposals to amend the charter where this would restrict the shareholder's rights;
- to take part in shareholders' meetings and to vote on the agenda when the annual general meeting, for whatever reason, has not decided to pay out a dividend, or has decided to pay out only part of the type A preference-share dividend. This right applies only if the next shareholders' meeting after the annual general meeting has also not decided to pay out a dividend, and the right is terminated at the first full dividend pay-out.

Type A preference shareholders also have other rights under Russian federal law and the Company's charter.

Shareholders' preferential rights

The Company's charter gives shareholders the preferential right to buy extra shares and convertibles placed by open subscription, in proportion to the size of their existing shareholdings. In addition, the federal law «On joint-stock companies» gives shareholders the preferential right to buy extra shares and convertibles placed by closed subscription, in proportion to the shareholding of that type that they already own; this right being available when the shareholder voted against or did not vote on this placement of shares and/or convertibles by closed subscription.

If an ordinary shareholder (individually or with other shareholders) intends to buy at least 30% of a placing of ordinary shares, they are obliged to give the Company between 30 and 90 days' notice in writing. Within 30 days after completing this transaction, the purchaser is obliged to offer to buy from other shareholders their ordinary shares and convertibles at the market price, or at the average price during the six months to the date of the transaction, whichever is the higher.

Dividend policy

The charter gives the Company the right to decide on the dividend pay-out once a year. The board of directors recommends the size of the annual dividend on ordinary and type A preference shares. This decision is ratified at the annual general meeting, which also decides, by a simple majority of votes, on the size of the dividend, the pay-out date and the form in which it is paid.

Dividends are paid out to those shareholders who are listed in the register on the date of drawing up the list of those entitled to participate in the annual general meeting.

The federal law «On joint-stock companies» and the Company's charter provide that dividends are paid out of the Company's net profit as stated in the annual profit and loss statement under Russian accounting standards. Dividends on type A preference shares may alternatively be paid out of funds set aside for that purpose. In the event of the Company undergoing a reorganisation by way of a merger, the net profit is defined as the aggregate net profit (or loss) of the Company and of the companies with which it is merging, as reported under Russian accounting standards in their profit and loss statements as at the date of the reorganisation.

When deciding to pay a dividend, the Company must take into account the limits set by federal law.

Dividends on ordinary shares

Dividends on ordinary shares are paid out at a time fixed by the annual general meeting, or, failing such a decision, not more than 60 days after the decision was made to pay the dividend.

Dividends on preference shares

Under the Company's charter, the total dividend per preference share is equal to 10% of the Company's net profit in the previous financial year, divided by the number of preference shares in issue. The proportion of the Company's net profit paid out to the preference shareholders is lower in case the preference/total shares ratio is less than 25%. However, if that calculation results in a lower amount than the dividend per ordinary share, the preference-share dividend must be increased to match that on the ordinary shares.

Dividends on the preference shares are paid out at a time fixed by the annual general meeting, or, failing such a decision, not more than 60 days after the decision to pay the dividend.

Dividend payments

The Company pays dividends at the same time each year. In the following table, the dividend data for UTK and the companies with which it has merged are shown separately for 2000 and 2001, and combined for 2002.

Dividends, 2000–2002

Year	Dividends on ordinary shares R		Dividends on type A preference shares R		Total dividend payout R	
	Per share	Total	Per share	Total	Excluding the merged companies	Including the merged companies
2000	2.94	31,027,070	11.06	38,907,145	69,934,215	146,339,000
2001	0.18908	217,503,134	0.18908	72,501,388	290,004,522	428,471,900
2002	0.0812	240,393,653	0.1607	156,224,800	—	396,618,453

Source: the Company

In the year 2000 20.4% of the net profit of UTK and other companies was paid out to the shareholders (payout ratio by UTK in this year was 17.97%). In the year 2001 the payout ratios were 43.8% and 88.8% respectively and after the merger in the year 2002 the payout ratio of UTK was 25.39%. 7.97%, 66.61% and 15.39% of the net profit of UTK was paid out to the ordinary shareholders in 2000 – 02. The payout ratio grew up as the result of higher efficiency of the Company.

ADR Program

Name of Issuer	Public Joint-Stock Company Southern Telecommunications Company[1]
Date Registration Statement on Form F-6 («Form F-6») Filed with U. S. Securities and Exchange Commission («SEC»)	April 19, 2002
Date Form F-6 Most Recently Amended with SEC	February 25, 2003
Number of American Depositary Shares («ADSs») Registered	30,000,000
Ratio of ADSs to Shares of Issuer	Each ADS represents 50 common shares
Name of Depositary Bank	J. P. Morgan Chase Bank
Name of Custodian	Closed Joint-Stock Company ING Bank (Eurasia) (Moscow office)
Name of Russian Share Registrar	Closed Joint-Stock Company Registrator-Svyaz

[1] Public joint-stock Company Southern Telecommunications Company («Southern») was organized on June 28, 2001 as successor to Open Joint-Stock Company Kuban'electrosvyaz («Kuban»). The amended and restated deposit agreement executed and filed by Southern as an exhibit to the Form F-6 listed above (the «Southern Form F-6») and the further amended and restated deposit agreement executed and filed by Southern as an exhibit to the February 25, 2003 Post-Effective Amendment to the Southern Form F-6 indicate that Kuban, as predecessor to Southern, first entered into a deposit agreement (the «Old Deposit Agreement») with The Bank of New York in 1998 in connection with the establishment of its ADR program and the registration thereunder of 50,000,000 ADSs representing common shares of Kuban, par value 35.970 rubles each (the «Kuban ADSs»). The Old Deposit Agreement was filed with the SEC on January 5, 1998, together with (i. e., as an exhibit to) Kuban's Form F-6 (the «Kuban Form F-6») relating to the Kuban ADSs.

Source: the Company

The Depositary Bank has issued the ADSs of Public Joint-Stock Company Southern Telecommunications Company. Each ADS of the Company represents an ownership interest in the number of shares which the Company has deposited with the custodian under the applicable deposit agreement among the Company, the Depositary and the holders of ADRs. Each ADS also represents any securities, cash or other property deposited with the Applicable Depositary but which it has not distributed directly to the ADR Holders. The ADSs of the Company are evidenced by what are known as American depositary receipts, or ADRs, in the same way a share is evidenced by a share certificate.

Because the Applicable Depositary's nominee is the registered owner of the applicable shares underlying the ADSs of the Company, each ADR Holder must rely on the Depositary to exercise the rights of a shareholder on its behalf. The obligations of the Depositary are set out in the Deposit Agreement. The Deposit Agreement and the ADSs of the Company are governed by New York law.

The following is a summary of the material terms of the Deposit Agreement relating to the ADSs of the Company. Because it is a summary, it does not contain all the information that may be important to an ADR Holder. For more complete information, readers of this summary should read the Deposit Agreement and the applicable form of ADR, which contains the terms of ADR Holder's ADSs. A copy of the Deposit Agreement was filed as an exhibit to the relevant Registration Statement on Form F-6.

Share Dividends. The Depositary has agreed to pay to the applicable ADR Holders the cash dividends or other distributions it or the Custodian receives on shares or other deposited securities, after deducting its fees and expenses. An ADR Holder will receive these distributions in proportion to the number of underlying shares that its ADSs represent.

ADR Holders must hold the ADRs on the date established by the Depositary in order to be eligible for dividends and other distributions. In general, the

Depositary will set a record date for the ADRs that is the same record date used by the Company for dividends and other distributions on the shares. It is possible that the record dates that the Company uses for dividends and other distributions on the shares and the record date used by the Depositary for the ADRs may not be the same.

Deposit of Underlying Shares. The Depositary will issue ADSs if an ADR Holder or its broker deposits a share extract evidencing such ADR Holder's ownership of shares with the Custodian. Shares deposited with the Custodian must be accompanied by documents, including instruments showing that those shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The Custodian holds all deposited shares for the account of the Depositary. ADR Holders thus have no direct ownership interest in the shares and only have the rights as are set out in the Deposit Agreement. The Custodian also holds any additional securities, property and cash received on or in substitution for the deposited shares.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the Deposit Agreement, including the payment of the fees and expenses of the Depositary and of any taxes or charges, the Depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which that person is entitled.

Withdrawal. When an ADR Holder turns in its ADS at the Depositary's office, upon payment of applicable fees, expenses and taxes, a share extract evidencing such ADR Holder's ownership of the underlying shares will be delivered to it at the Custodian's office.

Transmission of Notices to Shareholders. The Company promptly transmits to the Depositary those communications that it makes generally available to its shareholders. If those communications were not originally in English, the Company translates them. Upon the request of the Company, the Depositary arranges for the timely mailing of copies of such communications to all ADR holders and makes a copy of such communications available for inspection at the Depositary's Corporate Trust Office.

Voting Rights. ADR Holder does not have the right to attend the Company's shareholder meetings; rather, it may instruct the Depositary to vote the shares underlying its ADRs. An ADR Holder could exercise its right to vote directly if it withdraws the ordinary shares. However, an ADR Holder may not know about the meeting sufficiently in advance to withdraw ordinary shares.

Fees and Expenses. Persons depositing shares will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The Depositary may also charge a per-ADS fee for any cash distribution to ADR holders, a per-ADR fee for ADR transfers, and an annual per-ADS fee to cover Depositary's expenses to inspect the records of the Russian share registrar. ADR Holders or persons depositing shares also may be charged for certain other expenses specified in the Deposit Agreement.

Payment of Taxes. Each ADR Holder will be responsible for any taxes or other governmental charges payable on its ADRs or on the deposited securities underlying such ADRs. The Depositary may refuse to transfer ADRs or to allow an ADR Holder to withdraw the deposited securities underlying such ADRs until such payment is made, or it may deduct the amounts of taxes owed from any payments to such ADR Holder. It may also sell deposited securities by public or private sale, to pay any taxes owed.

Arbitration. Courts in the Russian Federation will not recognize or enforce judgments of the federal courts of the United States of America or the courts of the State of New York. Any dispute, controversy or cause of action brought against the Company under the Deposit Agreement will be settled by arbitration. The arbitrators will have no authority to award punitive or other than actual damages and only may make findings according to the Deposit Agreement. If the dispute, controversy or cause of action arising out of the Deposit Agreement is not subject to arbitration, it will be litigated in the federal or state courts in the Borough of Manhattan.

Governing bodies

Under the Company's charter, its governing bodies are the shareholders' meetings, the board of management, the managing director and the company secretary.

Shareholders' meetings

A shareholders' meeting is the highest governing body. The annual general meeting must be held not less than four months and not more than six months after the end of the financial year. Its agenda must include:

- the election of members of the board of directors and the audit committee;
- approval of the appointment of the auditors;
- approval of the annual report and financial statements, the allocation of profits and the distribution of the dividend.

Any shareholder or group of shareholders with at least 2% of the voting shares is entitled to table questions at the annual general meeting and to propose candidates for the board of directors and the audit committee. Such proposals must be sent to the Company not more than 60 days after the end of the financial year.

Questions within the competence of shareholders' meetings are described in the federal law «On joint-stock companies» and the Company's charter. Certain matters must be put to a shareholders' meeting, and require the approval of at least three quarters of the votes cast by qualified shareholders. They include the following.

- Any change in the Company's charter;
- the reorganisation or liquidation of the Company;
- approval of the amount, nominal price and type of new issues of shares;
- any increase in the share capital by the placing of new shares (except in certain cases when the board of directors can make the decision on their own);
- the approval of major transactions and the placing of bonds and other securities that are convertible into ordinary shares (except in certain cases when the board of directors can make the decision on their own).

A shareholders' meeting may decide the following questions by a simple majority of votes cast:

- the election of members of the board of directors and of the audit committee, or the withdrawal of their authority;
- changes in the share capital (except in certain cases when the board of directors can make the decision on their own);
- splitting and consolidation of shares;
- participation in holding companies, financial and industrial groups, associations and joint ventures;
- the approval of the annual report and the distribution of profits for the financial year;
- the approval of internal documents regulating the activities of the Company's governing bodies;
- the approval of transactions in which members of the board of directors or of management have a financial interest (see «Decisions that affect the Company's financial position»);
- the release of a person, who (individually or with others) has bought at least 30% of a placing of ordinary shares, from the obligation to offer to buy shares from other shareholders;
- the transfer of authority from the managing director to a managing organisation or another manager.
- other matters laid down in the Company charter.

Voting at shareholders' meetings is on the principle of one vote per ordinary share and, in certain cases, per preference share. When electing the board of directors, each share carries as many votes as there are places on the board, and can be distributed between the candidates at the shareholder's discretion.

An extraordinary general meeting may be called by the board, the audit committee, the auditors or a holder or holders of at least 10% of the voting shares.

A shareholders' meeting is considered to have a quorum if it is attended by holders of more than half the voting shares in issue. If there is not a quorum at the annual shareholders' meeting, a new shareholders' meeting must be held with the same agenda. This new meeting has authority if it is attended by holders of at least 30% of the voting shares in issue.

The board of management

The board of management is a collective body that organises the execution of decisions taken by shareholders' meetings and the board of directors. The composition of the board of management, the number of its members and the withdrawal of their authority are proposed by the managing director and other members of the board of directors, and decided upon by the board of directors as a whole. The entitlements, obligations and responsibilities of the board of management are defined by the contracts that its members sign with the Company. The annual general meeting approves the procedures which determine how the board of management's meetings are called and held, how it takes its decisions, and the amount and method of the remuneration paid to its members.

The board of management is responsible for the general operations of the Company, including the following:

- Deciding on the main direction of the Company's activities, including setting the annual budget, drafting the medium-term and long-term budgets, formulating strategies and development programmes for the Company, its divisions and branches, and analysing their performance;
- preparing materials for shareholders' meetings, proposing the subjects to be discussed and decisions to be made by the directors and the shareholders' meetings, and presenting those materials to subcommittees of the board of directors;
- defining the Company's policies on technical, financial and economic, tariff, staff, social and security matters, as well as the methods of planning, budgeting for and controlling the Company's activities;
- defining the Company's accounting policy, and controlling the introduction of international accounting standards;
- deciding on the allocation of capital investment and capital equipment to the Company's branches;
- deciding on the quantity and composition of branch management, appointing management personnel, terminating their authority when necessary and approving their management procedures;
- the preliminary selection of candidates for leading posts in branches and divisions, approval of the conditions of their contracts and terminating their authority when necessary.

The board of management also has the right to decide on other aspects of the Company's day-to-day operations, on the instructions of the board of directors or in response to proposals by the managing director.

The managing director

In the charter, the managing director is termed a 'sole executive body', and is appointed by the board of directors. The managing director manages the Company's day-to-day operations, and makes decisions on matters that are not the responsibility of shareholders' meetings, the board of directors or the board of management. The managing director also acts as the chairman of the board of management. He or she represents the Company's interests, concludes transactions on its behalf, approves the appointment of staff and issues instructions to be followed by all employees.

The entitlements, obligations, remuneration and responsibilities of the managing director are stipulated in his or her contract with the Company. The board of directors can withdraw the authority of the managing director at any time.

The managing director is obliged to inform the Company board of directors two weeks before deciding on transactions listed in his or her employment agreement with the Company, as follows:

- the price of the contract, where the Company is a Buyer, is 15% higher than the market price (tariff) for the similar goods (services) in the territory where the Company works;
- the price of the contract, where the Company is a Seller, is 15% lower than the market price (tariff) for the similar goods (services) in the territory where the Company works;
- the price of the contract is more than 15% lower than the average quarterly price (tariff) of goods (services) sold by the Company;
- the price of any kind of consulting services provided to the Company is more than 1% of the Company's revenues from sale of goods (services) in the last quarter;
- the Company provides a loan, and the total for all current loans provided by the Company becomes more than 1% of the Company's revenue from sale of goods (services) in the last quarter;
- the Company receives a loan, and total for all current loans received by the Company becomes more than 2% of the Company's revenue from sale of goods (services) in the last quarter;
- the Company issues a guarantee under third parties' obligations, which is more than 2% of the Company's revenue from sale of goods (services) in the last quarter;
- transactions, involving the disposal or opportunity for disposal of assets, using assets as a collateral or other encumber of assets, which are subject to limits provided for in the company Charter.

The company secretary

The charter authorises the board to appoint a company secretary. The company secretary ensures that the Company's governing bodies and officials observe the procedures required to protect the rights and interests of shareholders.

The entitlements, obligations, duties, term of office and remuneration of the company secretary are defined by internal documents and by his or her contract with the Company. To ensure the effective performance of those duties, a department may be created to assist the company secretary; its composition, staffing, structure and responsibilities are determined by an internal document that is approved by the board of directors.

As at 1 December 2003 the company secretary was not appointed yet. It is planned that the company secretary will be appointed in the first half of 2004 after the Corporate Conduct Code is adopted.

Decisions that affect
the Company's financial position

Increasing or reducing the share capital

The Company may increase its share capital in two ways:

- by placing additional shares up to the authorised maximum;
- by increasing the nominal value of the shares.

A decision to increase the share capital by increasing the nominal value of the shares requires a majority of votes cast at a shareholders' meeting. A decision to increase the share capital by placing extra shares by closed subscription, or by open subscription if the number of extra shares being placed is more than 25% of the ordinary shares already in issue, requires at least three quarters of the votes cast at a shareholders' meeting. In other cases, an increase in the share capital by a placement of shares can be sanctioned by a unanimous decision of the board of directors. If they are not in agreement, they can decide to put the matter to a shareholders' meeting, to be decided upon by a simple majority of votes cast at the meeting.

The Company may reduce its share capital in the following ways:

- by reducing the nominal value of the shares;
- by re-purchasing and redeeming shares to reduce their total number;

A decision to reduce the share capital requires a simple majority of votes cast at a shareholders' meeting.

Under federal law, the Company must not reduce its share capital to an amount less than 1,000 times the official monthly minimum wage. If, at the end of the next and each successive financial year after a being reduced, the share capital exceeds the balance-sheet value of the net assets, the Company is obliged to reduce its share capital to no more than the value of the net assets (but not below 1,000 times the official monthly minimum wage which was equal to R 600 at the memorandum writing).

Issues of bonds and other securities

Decisions on the issue of non-convertible bonds and other securities are made by a majority vote of the board of directors. The placing of convertible bonds and other securities by closed or open subscription, when the conversion would be into ordinary shares, is decided as follows:

- if the proposed issue is larger than 25% of the ordinary shares already in issue, the decision requires a three quarters majority of the votes cast at a shareholders' meeting;
- otherwise, the decision is made by a majority vote of the board of directors.

Large transactions and transactions where there is a conflict of interest

According to the federal law «On joint-stock companies», a 'large transaction' is a transaction (or several interconnected transactions) involving the acquisition or disposal of assets whose value is 25% or more of the balance-sheet value of the Company's net assets, and which is not concluded in the course of the Company's ordinary economic activity.

Under the charter, a large transaction that involves the acquisition or disposal of assets valued at between 25% and 50% of the balance-sheet value of the net assets requires unanimous approval by the board of directors, or, if the board cannot agree, a simple majority of votes cast at a shareholders' meeting. If the value of such a transaction is between 0.5% and 25% of the balance-sheet value of the Company's net assets, it must be approved by a majority of votes at a meeting of the board of directors. The approval of a transaction involving more than 50% of the balance-sheet value of the net assets requires a three-quarters majority of votes cast at a shareholders' meeting.

A transaction is considered to involve a conflict of interest when a member of the board of directors, a person functioning as an executive body of the Company, or a shareholder of the Company who (alone or with others) owns 20% or more of the voting shares, or a person who is entitled to give instructions to the Company, or their spouse, parent, child, sibling, half-sibling, adoptive parent, adopted child and/or associates:

- is a party to, a beneficiary of or an agent or representative involved in the transaction;
- individually or with others, owns 20% or more of the voting shares of an organisation that is a party to, a beneficiary of or an agent or representative involved in the transaction;
- has a post in the management of an organisation that is a party to, a beneficiary of or an agent or representative involved in the transaction, or a managerial post in such an organisation's managing organisation (that is, an organisation acting as its managing director).

In a company where more than 1,000 shareholders have voting shares, a transaction involving a conflict of interest can be approved by the board of directors by a majority of votes of those members of the board who have no interest in the outcome.

However, the decision must be taken instead at a shareholders' meeting, by a majority of votes of the shareholders who own voting shares and have no interest in the outcome, if:

- all of the board of directors have an interest in the transaction; and/or
- the value of the transaction equals 2% or more of the balance-sheet value of the Company's assets; and/or
- the transaction is a placement of shares and/or of other securities convertible into ordinary shares, where the total value is more than 2% of the ordinary shares already in issue plus the ordinary shares resulting from the conversion of previously issued convertibles.

The work of the board

The board of directors has 11 members, who are elected each year at the annual general meeting by the voting method described above. The charter also authorises the annual general meeting to dismiss the entire board, by a majority of votes cast.

The working principles of the board of directors are set out in the Company's board procedures, as approved by a shareholders' meeting. Board meetings may be convened by the chairman of the board of directors, the audit committee, the auditors, executive bodies of the Company, or by a shareholder or group of shareholders with at least 5% of the voting shares.

Four subcommittees report to the board and supplement its managerial functions; three of them include independent directors or their representatives.

The following matters are for the board of directors to decide, and may not be delegated to any other collective body or individual executive:

- the valuation of the Company's assets;
- preparation for and holding of shareholders' meetings;
- the use of reserves and certain other funds;
- the approval of transactions involving the acquisition or disposal of assets whose value is between 0.5% and 50% of the balance-sheet value of the net assets, and the approval of transactions involving a conflict of interest;
- an increase in the share capital by placing additional shares (see «Decisions that affect the Company's financial position»);
- placements of bonds and other securities;
- re-purchase of shares, bonds and other securities;
- the definition of the Company's priorities in certain matters, including strategies for and programmes of development, and approval of the annual, medium-term and long-term budgets;
- approval of the share registrar and the terms of his contract, and termination of his contract;
- recommendations on the amount of dividend to be paid, the form it takes and the pay-out date;
- recommendations on the remuneration and compensation paid to the members of the audit committee, and decisions on the auditors' fees;
- management of internal control procedures;
- approval of the structure of the Company, and of the establishment of subsidiaries and representative offices;
- the establishment of permanent or temporary board subcommittees;
- decisions as to the Company's participation in other organisations and its relationships with them;
- the election or re-election of the chairman and deputy chairman of the board of directors, the appointment of the managing director, the establishment of the board of management and the appointment of the company secretary;
- other matters laid out in the Company's charter.

A majority vote of the board of directors is required for decisions on matters within the board's remit, except that increases and reductions in the share capital and the approval of large transactions require the consent of the whole board (see «Decisions that affect the Company's financial position»).

Each member of the board of directors has one vote at board meetings, and if there is a deadlock the chairman of the board has the deciding vote.

Under the Company's charter, the quorum for board meetings is more than half of the board members. Meetings may be held in person (which includes the use of conference calls) or directors' opinions and votes may be sent in by post.

The board of directors may appoint subcommittees in order to improve the efficiency and quality of its work. The members of the subcommittees are not necessarily the members of the board of directors. There are four subcommittees of the board of directors: corporate governance subcommittee, investment planning and budgeting subcommittee, human resources and remuneration subcommittee and audit subcommittee.

Members of the board
and board of management

The tables below list the members of the Company's board of directors and board of management, with their positions and their shareholdings in the Company and its affiliated companies, as at 1 January 2004.

The board of directors of Southern Telecommunications Company

Name	Year born	Title	Shareholding in UTK %	Shareholding in subsidiaries %
Stanislav Petrosovich Avdiyants	1946	Executive director, head of economic and tariff policy, Svyazinvest	0.0	0.0
Vadim Yevgenievich Belov	1958	Chairman of the board of UTK; deputy managing director of Svyazinvest	0.0	0.0
Mikhail Borisovich Vasilyev	1954	Head of the Russian representative office, NCH Advisors, Inc.	0.0	0.0
Igor Vilgelmovich Volkovysky	1945	Head of the administrative department of the Office of the Presidential Plenipotentiary in the Southern Federal Region	0.0	0.0
Vladimir Lukich Gorbachev	1950	Vice-chairman of the board of directors of the Company	0.0891	0.0
Denis Victorovich Kulikov	1975	Expert in the Association for the Protection of Investors' Rights	0.0	0.0
Alexander Leonidovich Merzlenko	1971	Deputy managing director of Renaissance Capital	0.0	0.0
Stanislav Nikolayevich Panchenko	1945	Deputy managing director, Svyazinvest	0.0	0.0
Georgy Alekseyevich Romsky	1956	Deputy managing director, Svyazinvest	0.0	0.0
Irina Petrovna Ukhina	1945	Deputy director of corporate governance, Svyazinvest	0.0	0.0
Andrey Anatolyevich Tshepilov	1977	Head of the shareholders market committee division of the equity capital department, Svyazinvest	0.0	0.0

Source: the Company

Stanislav Avdiyants has worked for Svyazinvest since 1998. Initially he was deputy manager of economics and finance services, from 1999 to 2000 he was deputy director of economic forecasting and central planning, and since March 2000 he has been head of economic and tariff policy.

Vadim Belov was managing director of the Moscow office of SPK Capital from 1998 to 1999, and since then has been a deputy managing director of Svyazinvest. He has been chairman of the board of UTK since 25 June 2003.

Mikhail Vasilyev has been head of the Russian representative office of NCH Advisors, Inc since 1996.

Igor Volkovysky was First Deputy Commander of the Russian 41st Army from 1991 to 2000. Since 2001 he has been the head of the administrative department of the Office of the Presidential Plenipotentiary in the Southern Federal District

Vladimir Gorbachev headed Kubanelektrosvyaz until 2001. From 2001 to December 2003 he was the vice-chairman of the board of directors of UTK.

Denis Kulikov was a specialist in the administration of investors' rights protection in NAUFOR (the National Association of Stock-Market Participants) from 1999 to 2000. From 2000 to 2003 he was an expert at Consultancy Centre IAUTS NAUFOR, and since 2001 he has been an expert at the Association for the Protection of Investors' Rights.

Alexander Merzlenko was the deputy head of investment and bank services at the financial broker Troika Dialog from 1998 to 2000. From 2000 to 2001 he was vice-president of investment and bank services at Renaissance Nominees (Cyprus). Since 2001 he has been the deputy managing director of the financial consultancy Renaissance Capital.

Stanislav Panchenko has been a deputy managing director of Svyazinvest since 1996.

Georgy Romsky was the technical director of the St Petersburg International and Intercity Telephone from 1995 to 2000, since when he has been a deputy managing director of Svyazinvest.

Irina Ukhina was the deputy director of investor relations at Svyazinvest from 1997 to 1999. Since then she has been the deputy director of corporate governance at Svyazinvest.

Andrey Tshepilov was from 1999 a senior specialist in Svyazinvest's securities department. In 2001 he became a senior specialist in the department of reorganisation of subsidiaries within the securities department, and since 2001 he has been chief specialist in that department; in 2002 it was renamed the shareholders market committee division of the equity capital department.

The senior management of Southern Telecommunications Company

Name	Year born	Job title	Shareholding in UTK %	Shareholding in subsidiaries %
Alexander Valentinovich Apalko	1947	Deputy managing director; managing director of Sochielektrosvyaz	0.0195	0.0
Ludmila Ivanovna Devyatkina	1955	Deputy managing director; head of capital investments department, Svyazinvest	0.0	0.0
Ivan Fedorovich Ignatenko	1945	Managing director chairman of the board of management	0.0346	0.0
Leonid Mikhailovich Izyuryev	1952	Deputy managing director; managing director of Volgogradelektrosvyaz	0.0019	0.0
Svetlana Vasilyevna Korotenko	1962	Deputy managing director	0.0159	0.0
Beshtay Kanamatovich Kozhiyev	1937	Deputy managing director; managing director of Sevosetinelektrosvyaz	0.2212	2.0 (Telesot-Alaniya)
Victor Alexandrovich Kruzhkov	1952	Deputy managing director	0.0844	0.0
Andrey Alexandrovich Litvinov	1973	Deputy managing director	0.0	0.0
Antonida Mikhailovna Malova	1954	Deputy managing director	0.0005	0.0
Nikolay Vladimirovich Martynenko	1971	Deputy managing director of the technical department	0.00015	0.0
Yevgeny Nicolayevich Poyarkov	1943	Deputy managing director of the security department, Svyazinvest	0.0	0.0
Alexey Petrovich Prachkin	1949	Deputy managing director; managing director of Svyazinform of Astrakhan Region	0.1319	0.0
Alexander Markovich Roitblat	1947	Deputy managing director; managing director of Elektrosvyaz of Stavropol Region	0.01533	0.0

The senior management of Southern Telecommunications Company (Continued)

Name	Year born	Job title	Shareholding in UTK %	Shareholding in subsidiaries %
Tatyana Victorovna Rusinova	1958	Chief accountant	0.0	0.0
Vladislav Andreyevich Statuyev	1956	Deputy managing director	0.0	0.0
Svetlana Gennadiyevna Fefilova	1970	Deputy managing director	0.0	0.0
Boris Kictuyevich Shukhostanov	1946	Deputy managing director; director of KabBalktelecom	Less than 0.0001	0.0

Source: the Company

Members of the corporate governance subcommittee on 23 October 2003

Position in the subcommittee	Name	Position
Head of the subcommittee	Ukhina I. P.	Member of the board of directors of the Company; Deputy director of corporate *governance of Svyazinvest*
Members	Tshepilov A. A.	Member of the board of directors of the Company; Head of the shareholders market committee division of the equity capital department of Svyazinvest
	Litvinov A. A.	Deputy managing director of the Company

Source: Svyazinvest

Members of investment planning and budgeting subcommittee on 23 October 2003

Position in the subcommittee	Name	Position
Head of the subcommittee	Romsky G. A.	Member of the board of directors of the Company; Deputy managing director of Svyazinvest
Members	Avdiyants S. P.	Member of the board of directors of the Company; Executive director, head of economic and tariff policy of Svyazinvest
	Ponomarev I. V.	Head of the section in the economic planning and budgeting department of Svyazinvest
	Fefilova S. G.	Deputy managing director of the Company
	Malova A. M.	Deputy managing director of the Company

Source: Svyazinvest

Members of the audit subcommittee on 23 October 2003

Position in the subcommittee	Name	Position
Head of the subcommittee	Merzlenko A. L.	Head of Investment Banking, Renaissance Capital
Members	Podosinov S. V,	Senior specialist of the internal audit department of Svyazinvest
	Vasilyev M. B.	Member of the board of directors of the Company; Head of the Russian representative office, NCH Advisors, Inc.

Source: Svyazinvest

Members of the human resources and remuneration subcommittee on 23 October 2003

Position in the subcommittee	Name	Position
Head of the subcommittee	Kulikov D. V,	Expert of Investor Protection Association
Members	Panchenko S. N.	Deputy managing director of Svyazinvest
	Ryzhikova N. V.	Head of the HR department of the Company
	Filippova N. V.	Head of the HR department of Svyazinvest

Source: Svyazinvest

Remuneration of and bonus programmes for directors and managers

Under board procedures, members of the board of directors receive remuneration and refunds of their relevant expenses during the period that they work for the Company. They receive both quarterly and yearly remuneration. The basis of calculation of their remuneration is decided at the annual general meeting at which they are elected.

Board members' quarterly remuneration is calculated as a percentage of the Company's reported sales in the previous accounting quarter. The most recent shareholders' meeting has set that percentage at 0.0062%. The remuneration of the chairman is 1.3 times that of the other board members.

If a member of the board is absent from more than half of its meetings, his or her remuneration may be reduced in accordance with board procedures.

The annual remuneration of the directors is calculated as a percentage of the Company's reported net profit in the previous financial year. At the most recent shareholders' meeting, this rate was set at 0.4%.

Extra remuneration, to be paid to board directors via the Company's share option plan, is calculated on the basis of their individual performances.

Under board of management procedures members of the board of management also receive remuneration and refunds of their relevant expenses for the period that they work for the Company.

The remuneration to the members of the board of management is paid out quarterly as a part of net profit of the Company. The size of the remuneration is proposed by the chairman of the board of management and set by the board of directors.

Legal and tax issues

The government regulates the main aspects of telecommunications activity and cooperation between operators. At present, the government considers that state regulation is sufficient to allow operators to build their markets and conduct their activity on a competitive basis. The regulatory mechanism is being improved constantly, in line with international and European standards.

Under Russian legislation, the following telecommunications activities are regulated by the state:

- the provision of inter-city telephone services for fixed-line subscribers;
- the provision of local telephone services for fixed-line subscribers;
- the provision of telephone access, whether fixed-line or mobile (cellular).

The production products, services and economic activities of Russian telecommunication operators are regulated by article No. 8 of the Russian constitution, which guarantees freedom of competition and of economic activity.

State telecommunications policy is planned and implemented by the RF Ministry for telecommunications and information technology, which coordinates the creation and development of telecommunications networks, devises and approves the details of the state's regulation of the industry, and regulates cooperation between telecommunications operators.

The laws that regulate the activity of the Russian telecommunications operators are designed to maintain the integrity, stability and safety of operation of the Russian Federation's (RF's) telecommunications network. The most important are the federal law «On Telecommunications» and various decrees issued by the President and government of the RF, the RF Ministry for telecommunications and information technology and the RF Ministry for Anti-Monopoly Policy and Support of Business.

The federal law «On Telecommunications». The most recent version of this law was approved by the President of the RF in July 2003, and came into effect on 1 January 2004.

It determines the authority that various branches of the government exercise over the regulation of the telecommunications sector, and the rights and obligations of telecommunications operators and users. The current version includes' new regulations, based on international experience, which have not previously existed in the RF:

- it establishes a guaranteed universal communications service, and describes how it is to be financed;
- it establishes an improved method of financing subsidies to certain categories of users;
- it makes it possible for licences and resources to be allocated on a competitive basis.

The universal telecommunications service is guaranteed by the federal law «On Telecommunications», and includes the provision of payphones, data transmission services and Internet access, including Internet clubs. The rules that govern the provision of service and the terms and procedures of tariff regulation are fixed by the federal government.

In general, as set out in the federal law «On Telecommunications», the government's involvement with the telecommunications sector takes the following forms, which are handled by the RF Ministry for telecommunications and information technology and other state organs:

- regulation of radio-frequency spectrum and of the distribution of line capacity;
- licensing of telecommunications operators' activities;
- certification of telecommunications equipment;
- regulation of telecommunications tariffs.

The regulation of radio-frequency spectrum is a state monopoly. It is provided according to international agreements and RF legislation, as well as the needs of the government and considerations of national security. Regulation is in the hands of the State Radio-frequency Committee.

The basic considerations given to the use of radio-frequency spectrum are:

- deciding the order of access (with priority being given to government interests);
- payment for access;
- time-limited allotments of radio-frequency (terms of service are ten years or less, depending on the licence application); and
- transparency of the procedure for distribution of frequencies.

Regulation of the distribution of line capacity. The state is the exclusive allocator of line capacity. Its decisions on the distribution and use of this resource take into consideration the recommendations of international organisations. Telecommunications operators are charged a one-off fee for their allocation of capacity. Standard requirements for the availability of lines for telecommunications networks are established by the RF Ministry for telecommunications and information technology. As required by the federal law «On Telecommunications», the Ministry also ensures the availability of lines for allocation.

The licensing of telecommunications operators is, again, subject to the law «On Telecommunications» and to government regulations. Telecommunications providers are obliged to be licensed. The drafting of licence terms, the mechanism for allocating licences (including auction and competition terms) and the monitoring of licensing conditions are all implemented by the RF Ministry for telecommunications and information technology.

The law specifies a considerable number of documents which are to be submitted by applicants when applying for licences. It also determines the procedures and conditions governing the examination of applications, and the rules governing the extension of licence periods.

Where service requires the use of radio-frequency spectrum or the communications network, and there is limited availability in the area in question, the licence is allocated by auction or competitive tender. Auction procedures are fixed by the RF Ministry for telecommunications and information technology.

Certification of telecommunications equipment. All equipment used in telecommunication networks must be certified before they are connected with the public telecommunication system The certification system is operated by the RF Ministry for telecommunications and information technology.

The regulation of tariffs is governed by the federal law «On Telecommunications» and other federal statutes. The list of services, which are subject to state regulation is defined by the RF Ministry for Anti-Monopoly Policy and Support of Business.

The main signs that a fixed-line telecommunications service operator has a natural monopoly are:

- the inability of other telecommunications operators to provide a similar service;
- the conclusion from an analysis by the Ministry that an operator's activity contains elements of natural monopoly.

If telecommunications operators are not natural monopolists, they are free to fix their own tariffs.

In accordance with the federal law «On Telecommunications» state regulation of tariffs on telecommunications services (except for universal telecommunications services) must provide for compensation of reasonable costs of provision of such services and a reasonable return on capital for telecommunications operators.

Until the restructuring of Svyazinvest's holding in and organisation of joint-stock operators, tariffs on telecommunications services could be different in economically similar regions. Since 2001, the tariff policies of the RF Ministry for Anti-Monopoly Policy and Support of Business and of the regional telecommunications companies have been designed to balance prices within each company. Territories are exempted from this regime if they are subject to specific economic or environmental conditions that increase the economic cost of telecommunications services.

At present two tariff systems are in use — fixed monthly subscriptions, and time-based call charges. The former method is predominant, but time-based payment was introduced in some towns and regions in 2002, and Svyazinvest is planning to apply it to the majority of customers by 2005 (as soon as the network is ready).

Average growth of tariffs for state-regulated telecommunications services, 1999—2002

% year on year	2000 to 1999	2001 to 2000	2002 to 2001
Residential subscribers	30.7	23.3	37.6
Organisations	6.8	15.0	9.0
Government organisations	14.4	37.7	25.9
Commercial enterprises	5.7	11.4	6.9

Source: Goskomstat RF

It is worth mentioning that during 2002, tariffs for state-regulated telecommunications services grew several times faster than inflation. Within that, they increased faster for residential subscribers than for organisations, because of a tariff re-balancing policy implemented by the RF Ministry for Anti-Monopoly Policy and Support of Business.

In 2002 subscriptions increased by 31%, within which residential tariffs increased by 43.7%, and tariffs for organisations by 18.4%. Tariffs for telegraph services grew by 15.5% in 2002. In the first half of 2003, according to Goskomstat, tariffs continued to rise, with the residential rate 20.6% higher than in the first half of 2002.

Taxation of non-residents

This section outlines tax issues that affect non-resident individual and institutional investors in the shares of Russian companies and in American depositary receipts (ADRs) representing such shares. All the Russian and overseas legislation mentioned here is in force as at the date of the writing of this memorandum, October 2003, and of course is subject to change. This document is concerned only with general regulations, and the taxation of investors depends on their specific circumstances. We urge readers to consult their tax advisors for a full assessment of the tax implications of investing in the shares of Russian issuers or in the corresponding ADRs.

Taxation in Russia

Until recently, the Russian state has simply levied no taxes at all on income received by non-residents from the Russian shares and ADRs that they own. There has been a risk that a Russian custodian will be treated as the actual holder of such shares, and therefore be liable to tax on the dividends. However, under the tax and duties ministry's order No. BG-3-23/150 of 28 March 2003, an ADR holder is treated for tax purposes as the recipient of the dividends.

The taxation of companies. This legislation applies only to non-resident institutional investors, and not to those whose activities in Russia are carried out by permanent representatives.

Income received by non-residents from within the Russian Federation is liable to Russian income tax, and is required to be paid net of tax.

When a non-resident institution sells shares or ADRs of a Russian company, the proceeds are not liable to tax if the buyer is a non-resident. However, when shares or ADRs are sold to a Russian resident, any capital gain is subject to income tax at 20%. This can be avoided where there is a conventional double taxation arrangement between Russia and the country of the investor.

Dividends on shares owned by non-residents are liable to tax at 15%, but again this may be avoided under double taxation arrangements. The maximum rate of tax on dividends paid to a US investor is 10%, but this can be reduced to 5% if the investor owns more than 10% of the share capital of the company paying the dividends. The same principle applies to investors from Germany, except that the rates are 15% and 5%. The tax rate on dividends for British investors is 10% independent from an equity stake of the investor.

For a more detailed account of how double taxation agreements may be used to reduce the tax burden, see the section below, «The rules of double taxation agreements».

The taxation of individuals. The following section applies only to non-resident individual investors. To be considered non-resident for Russian tax purposes it is necessary to spend less than 183 days in Russia during the fiscal year (which is also the calendar year).

Non-resident individual investors in the shares or ADRs of Russian entities are liable to income tax at 30%, both on dividends and on capital gains, when ADRs are sold to a Russian resident.

However, under double taxation agreements, individual investors may be able to avoid paying income tax on their capital gains from the sale of securities, and to reduce the tax that they pay on dividends to the same rate as applies to institutional investors. The procedure for applying for tax exemption under double taxation agreements is outlined in the following section, «The rules of double taxation agreements».

The rules of double taxation agreements. If a non-resident individual investor is entitled to avoid tax under a double tax agreement, he should provide documentary evidence in advance to any company from which he receives dividends. If a non-resident individual investor sells Russian securities to a Russian resident, he should provide the purchaser, too, with the documentary evidence; if he does not, the purchaser is obliged to deduct the tax from the payment.

Before 1 January 2002, non-resident individual and institutional investors had to apply to the Russian tax authorities for exemption under double taxation agreements. At the time of writing, however, non-resident companies are no longer required to claim exemption in advance. It is enough for a non-resident company to confirm to any individual or company from which it is receiving money that it is a tax resident of a state with which the Russian Federation has a double taxation agreement. This confirmation must be certified by the tax authority of that state and translated into Russian.

Individual investors can find it more complicated than companies to obtain tax exemption in advance. They have to fill out an application form in accordance with the taxation and duties ministry's decree No. 5 of 29 June 1995 No. 35. The completed form is sent to the tax authority of the investor's country, to confirm his or her residence there for tax purposes. This confirmation must then be sent in good time to the regional tax authority of the place where the buyer or the company paying dividends is registered. When it has been authorised there, the documentation is forwarded to the buyer of securities or the company paying the dividend, as the case may be.

This documentation is valid only for the current tax period (the calendar year).

If a non-resident receives a payment net of tax before receiving an exemption, the tax can be claimed back from the Russian tax authority. Institutional investors will need to fill out form 1011DT or 1012DT (decree Nos. 1 & 2 from the ministry of taxation and duties of 15 January 2002 No. BG-3-23/13), while individual investors must complete a form under the ministry of taxation and duties' decree No. 5 of 29 June 1995 No. 35. The form must be completed, certified by the tax authority of the non-resident's own country and received by the Russian tax authority within 12 months of the tax being deducted. Even then there is still a risk that the tax will not be refunded.

As a rule, the depositary and the issuers will help investors to deal with the necessary documentation.

Taxation in the investor's country

There follow summaries of the current tax rules in the United States of America, Great Britain and Germany, as they affect income from Russian securities investments owned by residents of those countries. This section is not comprehensive, and certain groups of investors may have a special tax status. Readers are recommended to consult their tax advisors for a full explanation of the tax implications of investing in Russian shares and ADRs.

The USA

In this section we touch only on the federal taxation of individual and institutional investors. American tax rules on income from investments from investments in Russia are the same for shares and for ADRs. Special regulations may apply to certain categories of investor, notably banks, finance companies, organisations with tax privileges and owners of 10% or more of a Russian company's ordinary shares.

Taxation of dividends. Under American tax law, the total amount of dividends paid to a company (that is, including any tax paid in the Russian Federation) is considered as income from foreign sources and subject to tax. However, tax paid in Russia up to a rate of 10% is covered by a double taxation agreement, and treated as if it had been paid in the USA.

Taxation of income from sales of shares or ADRs. A profit realised on the sale of shares or ADRs is considered as short-term if they have been held for less than a year and long-term if they have been held longer. All capital gains and losses are subject to income tax and tax allowances in the usual way.

Great Britain
This section deals with income tax, capital gains tax and corporation tax.

Taxation of dividends. Dividends paid by Russian companies to residents of Britain, including any tax deducted at source, are subject either to income tax or to corporation tax. Under the two countries' double taxation agreement, tax paid in Russia up to a rate of 10% is treated as if it had been paid in Britain. Tax payments treated in this way may include tax on the Russian company's profits, if the recipient is a British company that controls more than 10% of its shares.

Taxation of income from sales of shares or ADRs. In British law, a profit realised on the sale of shares or ADRs is subject either to capital gains tax or to corporation tax. If the seller of the securities is a company, any resultant profit or loss is included in the calculation of its annual profits and subject to normal corporation tax.

Germany
This section deals with income tax and corporate income tax.

Taxation of dividends. Individual investors resident in Germany pay income tax on only half of any distribution of company profits.

Dividends paid to a company that is resident in Germany are not subject to income tax. Special conditions may apply to certain groups of investors, such as banks and other financial institutions.

Taxation of income from sales of shares or ADRs. In 2002 there was a major change in the income-tax treatment of securities sales. For individual investors resident in Germany, income tax is now levied on half the profit from the sale of shares or ADRs if they have been held for less than a year. If they have been held for longer, the profit is tax free, so long as the investor has less than 1% of the ordinary shares of the company.

Companies resident in Germany are generally not liable to tax on the sale of shares. However, if the sale results in a loss, it cannot be used to reduce the company's taxable profits. Again, special conditions may apply to certain groups of investors, such as financial institutions.

Accounting rules

and procedures

Russian accounting legislation has significantly increased the alignment of Russian accounting practices with international accounting standards. As a result, Russian accounting has become less focused on the requirements of tax legislation. However, although most of the Russian accounting regulations (RAR) are now based on International Accounting Standards (IAS), there are certain differences to be found when compiling financial statements.

Major differences between RAR and IAS

Rules for preparing a consolidated financial statement. Although RAR require that companies prepare consolidated financial statements, these statements are considered subordinate to the unconsolidated statements of a company's divisions, and consolidated statements are often not prepared. They can be prepared in accordance either with IAS or with RAR.

Companies are allowed to prepare consolidated financial statements if the following requirements are satisfied:

- the company can prove that, in consolidated financial statements prepared in accordance with IAS, the figures are accurate;
- in the consolidated financial statements, the notes (in accordance with IAS), describe accounting practices which are different from those required by the Ministry for finance;
- the decision to prepare the company's consolidated statement in accordance with IAS instead of RAR has been voted on by the board of directors, the owners or the shareholders.

The tax base. The tax base for companies is usually income from the sale of goods and services, less deductible expenses. Historically, the primary purpose of Russian accounting has been to ensure fiscal accountability; thus, despite all the changes taking place in this sphere, the profit figure reported for accounting purposes is often the same as the profit produced for purposes of taxation.

Russian law requires most companies to calculate their gross revenue for tax purposes on an accrual basis, although those with relatively small sales are allowed to report on a cash basis. Current expenses are also recognised on an accrual basis. If income is recognised on a cash basis only, actual outgoings are recognised as expenses. Before the first section of the current federal tax code became law, subsidiaries with their own bank accounts and whose accounts were maintained off the balance sheet of their parent company were viewed as separate taxpayers, and not allowed to consolidate their financial statements with those of the parent company for tax purposes. Now, however, subsidiaries are no longer viewed as separate, and are obliged to transfer some of their tax liability to the parent company; this is calculated in accordance with legally defined norms.

Deductible expenses. The law allows certain current expenses to be deducted for tax purposes, subject to certain restrictions.

- Overheads and similar expenses, some advertising costs and training costs are deductible up to a certain percentage of turnover or of wages and salaries;
- Accrued interest on loans is deductible, but only up to a certain interest rate;
- Travel expenses are deductible only within legally defined limits.

Depreciation for tax purposes. For accounting purposes, the depreciation of fixed assets is calculated using a method introduced on 1 January 1998. It allows companies to decide on the useful life of an asset, and to use either the straight-line or the declining-balance method of depreciation. Depreciation for tax purposes has to be calculated by either the straight-line or the accelerated method, and the regulations specify how the useful life of an asset is to be determined; this sometimes differs from the actual useful life. For tax purposes, intangible assets are amortised for the estimated life of the company or of the asset, whichever is the shorter. When no useful life can be determined for an intangible asset, it is assumed to be ten years.

Corporate profit tax rate. At present, the corporate profit tax rate for most companies is 24%. It is divided into three parts: federal (6%), regional (16%) and local (2%). Regional governments are allowed to reduce their portion to 4%.

Deferral of losses. Companies are allowed to defer losses for ten years, but they cannot be used to reduce the company's taxable profit by more than 30%.

The accounting rules accepted in the Russian Federation

The method of preparation, structure and form of a company's financial statements are defined by Accounting Decree No. 4/1999, «Companies' financial statements».

Financial statements must be calculated in roubles and published in the Russian language. The company must present its financial statements to the shareholders' representative body, as specified by the company's charter, to the federal government's statistical bodies and to the tax authorities.

The company's annual financial report includes the balance sheet, profit and loss statement, statement of cash flows and notes to the balance sheet. Small businesses are allowed to use a simplified format. The financial year is the same as the calendar year. Federal accounting laws and regulations require certain companies, including public companies, to publish their annual financial reports not later than 1 June of the following year, and must offer interested parties free access to their reports. Public companies must publish their balance sheets, profit and loss statements and auditors' reports. Financial statements must be audited, and must be approved by the company's shareholders at their annual general meeting.

The balance sheet. Assets are grouped in the balance sheet according to the principle of increasing liquidity. They are divided into current and non-current assets, depending on the length of their estimated useful life. Assets (except for receivables) that are used for more than 12 months are considered non-current. Liabilities are divided into various categories, including equity, provisions, non-current liabilities (those due more than 12 months after the reporting date) and current liabilities.

Receivables. In accordance with RAR, overdue non-collateralised receivables are considered bad debts, and must be written off the balance sheet three years after their due date. Provisions for bad debts are usually not made, or are calculated in accordance with the requirements of the legislation.

Inventories. Inventories of goods that are used in production are recognised at cost, using the average cost, FIFO, LIFO or cost-per-item method of calculation. Finished goods are accounted for at their actual cost of production, a standardised production cost or their balance-sheet valuation. Work in progress is accounted for at standardised cost, direct costs, the cost of materials and sub-assemblies, or (for unique products) the sum of expenses incurred.

Investments. Investments are initially recognised at their actual cost, which can include contractors' costs, intermediaries' charges and other similar costs. Investments that have a market value are re-valued at the end of each quarter or month; other investments may have to be depreciated.

Property, plant and equipment. Plant and equipment are accounted for at historical cost. Companies are allowed to revise these costs at the beginning of each year, to counter the effect of inflation.

Depreciation of fixed assets can be accounted for by the straight-line, declining balance, useful life or item-of-production methods. The straight-line method requires the use of depreciation rates that are prescribed by law, and is the most common.

Intangible assets. Accounting Decree No. 14/2000 determines what assets can be treated as intangible. Depreciation is calculated over the asset's estimated useful life, using either the straight-line, item-of-production or declining-balance method. If the useful life cannot be determined, the period of depreciation is set at 20 years (ten years for tax purposes). Intangible asset can be depreciated for more than 20 years. Administrative costs treated as contributions to the stock of capital and goodwill are considered intangible assets, and must be depreciated over less than 20 years.

Provisions. Companies are able to decide what provisions should be made, and whether they should be made in any given year. Provisions are usually made for employees' holiday pay and repairs.

Financial leases. In Russian law, the risks attached to an asset acquired under a lease contract are attributed to the lessor unless otherwise specified in the contract.

For accounting purposes, if an asset acquired under a financial lease and its depreciation are accounted for in the balance sheet of the lessor, the lessee keeps such leases off the balance sheet; and vice versa.

Business expenses. For accounting purposes, all regular business expenses (travel, advertising and insurance expenses, for example) are charged to the profit and loss statement in the current year.

For tax purposes, certain adjustments are made to some categories of expense, such as discretionary insurance (including employees' and professional liability insurance), contributions to private pension funds, advertising costs and, to a limited extent, selling expenses.

Borrowing costs. Interest on loans can be either treated as an expense or capitalised. Russian accounting rules provide that interest expenses must be capitalised during the period when a non-current asset is being built or created.

The cash-flow statement. The presentation of information in the cash-flow statement is in many respects different under RAR and under IAS. For example, the RAR classification of cash flows by type of activity (operational, financial, investments) is different from internationally accepted practice. Also, RAR do not define the term «cash equivalents», so the cash-flow statement is confined to cash balances, and ignores what in international practice would be described as cash equivalents.

Explanatory notes. Explanatory notes to financial statements must contain material information on the company and its financial condition, comparative analysis of the reported year and previous years, the company's accounting policy (and any changes made to that policy in the reported year), and any other information that would be material for any potential user.

The rules for the disclosure of information are prescribed by law, and in many respects they are similar to those stated by IAS, concerning subjects such as the disclosure of events occurring in the reporting year, information on affiliates, earnings per share, the breaking down of information by company segment, and government support.

The rules for currency exchange transactions. As a result of the financial crisis of 1998, Russia tightened its currency regulations. Successive laws and rules have covered various aspects of currency regulation, and impose large fines on transgressors. There is a limited list of operations which do not require permission from the Central Bank of the Russian Federation (CBR). These include loans with a term of no more than 180 days, payments under import-export contracts in which payments are deferred by no more than 90 days, and non-commercial transfers. The rules for contributions to the authorised capital of a foreign company remain rather complicated. Loans with a term of more than 180 days, and issued at market rates, can usually be carried out under a new and less complicated licensing procedure, but other operations involving foreign currencies can only be conducted with the permission of the CBR.

To prevent capital from leaving Russia, CBR states that foreign currency required for advance payments for imported goods can be purchased only if the equivalent rouble amount is deposited in a corresponding bank in Russia. This depositing procedure can be eliminated only if it is guaranteed by a foreign bank that is classified as highly reliable, or in certain other cases.

Foreign currency can be bought in Russia through an authorised currency exchange on condition that it is used as a payment abroad for a legal operation. If it is not used for such an operation, it must be sold through an authorised currency exchange within seven days. Special attention is paid to the documents which prove that the payment conforms with the currency regulations. This conformity must be monitored by banks. Banks can be made to pay fines if transactions are improperly conducted.

If a Russian company, including a joint venture involving foreign capital, receives export revenues denominated in a foreign currency, it must sell 25% of the receipts through an authorised currency exchange within seven days of receiving payment. This must be handled by a bank that is authorised to conduct such operations. There are strict rules governing the places where such foreign-currency revenues can be sold.

There are strict controls over the process of receiving and making payments in export and import operations.

Almost all payments made within the territory of the Russian Federation must be denominated in roubles.

Foreign companies are allowed to maintain foreign currency accounts and certain types of rouble accounts. Each type of account must be used for certain specified purposes. These companies' earnings from sales denominated in roubles can usually be either converted to another currency and repatriated, or used to finance local expenses. In Russia it is also possible to receive rouble earnings without opening an account at a Russian bank, by using a corresponding rouble account which allows the earnings to be converted into another currency and sent abroad.

From 1 January 1999, rouble payments between residents and non-residents have been regarded as currency exchange operations, and are subject to regulation by the CBR.

Any operation being planned that involves a foreign currency should be analysed from the regulatory point of view, as there is a risk of fines for breaking currency exchange laws (usually 100% of the value of the transaction), or of a bank refusing to conduct the transaction.

Legal issues

The registration and transfer of share ownership

Under Russian law, every holder of ordinary or preference shares in the Company has the right to sell his or her shares without the permission of other shareholders, and without any limitation or additional conditions.

All of the Company's shares are issued and registered according to Russian law. Registrator-svyaz is the Company's independent registrar.

The Company's registrar keeps and maintains the register of shareholders, which documents rights of ownership in the Company and any transfers of those rights. The registrar must record all instances or transfers of these property rights in either written or electronic form. These records may only be changed in response to written instructions from the shareholders. Russian law says that the registrar may not unreasonably refuse to register share ownership rights in favour of a new holder or his or her nominee.

The shares that underlie the Company's ADRs in issue are held by a nominee, acting on behalf of the depositary bank. The depositary bank exercises the same rights as shareholders in the Company, on behalf of the holders of the ADRs.

The responsibilities of shareholders

Under the general provisions of Russian law, shareholders are not responsible for the obligations of the joint-stock companies whose shares they hold. However, where shareholders have authority over the Company, the law imposes a secondary liability on them if the Company is forced into bankruptcy as a result of their actions or omissions

Summary of current lawsuits against the Company

At present the company is defending a number of lawsuits that are connected with its business.

The majority of them are being brought by customers demanding compensation for psychological and material losses because of poor telecommunications service. There are also some complaints about calculations of bills. The total amounts involved are not large.

There are also unsettled cases being brought by companies. Management does not believe that any of these all suits will seriously damage the company.

There are no suits connected with the reorganisation of the Company.

None of the cases against the Company has affected or will affect its activities or financial position. However, by virtue of the character and scope of its activities, the Company is not insured against lawsuits that might affect its business.

The investment case

Company comparisons

When we compare Russian telecommunications companies with those in other countries, Russia seems to exhibit a number of characteristics that seriously affect the development of the telecommunications sector and that are not shared by other countries. Russia's vast territory, the remnants of Soviet-era financing principles and a lack of investment in the 1990s have left the fixed-line networks technically and physically underdeveloped. Russian telecommunication operators are still at a stage in their evolution that most European operators have already passed. Now, in response to the growing demand for telecommunications, the Svyazinvest companies are planning to expand their networks, increase their capacity and widen the range of their services.

Operators in the majority of eastern European countries have also passed this stage, and have exhausted the opportunities to grow by increasing their fixed-line client base. However, these operators' networks are technically far more advanced than those of the Russian companies, and their markets are fully de-regulated. Moreover, telephone penetration is much higher in the eastern European countries than in Russia.

The de-regulation and widespread privatisation that have taken place in eastern Europe have contributed to the creation of an effective tariff system, a process which in Russia is still incomplete. This is why Svyazinvest operators are less profitable than similar companies in other countries.

At present, the markets' view of the Svyazinvest operators is affected by trends that are typical of emerging markets (including Russia) and by the particular character of the Russian telecoms sector (including the reforms currently under way). To judge the validity of the market's view, we can compare a company's multipliers with those of similar companies.

The best comparison is with the successors to the state telecoms companies in emerging markets. They are operating in similar macro-economic conditions, their networks are similar in scale and they are the leading 'traditional' telecommunication service providers in their countries. The telecoms markets in these countries are showing considerable growth, led by mobile communications and data transmission services. Also, although most of these companies went through the first stage of their privatisation in the early 1990s, their governments have retained an interest in their share capital.

The telephone line capacity of the Russian regional operators is now comparable with that of operators in the European emerging markets, but is producing considerably lower income.

Operating and financial indicators of telecommunication operators in European emerging markets, 2002

	Revenue ($ million)	EBITDA ($ million)	Number of fixed lines (000)
Svyazinvest regional operators			
Uralsvyazinform	562	168	3,324
VolgaTelecom	419	134	4,238
North-West Telecom	342	93	3,612
Sibirtelecom	444	121	3,781
CenterTelecom	555	158	6,109
Dalsvyaz	180	33	1,191
UTK	377	106	3,545
Eastern European operators			
Matav (Hungary)	2,289	950	2,882
Telekomunikacja Polska	4,598	1,765	10,792
Cesky Telecom	1,618	801	3,661
Lietuvos Telekomas	264	137	936
OTE (Greece)	5,085	2,030	6,068

Source: company data

The eastern European operators derive less of their income than the Svyazinvest companies from fixed-line services, but most of them get 13–30% of their income from mobile communication services.

Sources of income of telecom operators in European emerging markets, 2002

% of revenues	Matav (Hungary)	Telekomunikacja Polska	Lietuvos Telekomas	OTE (Greece)
Fixed-line communications	39.3	66.8	68.0	71.0
Mobile (cellular) communications	30.2	13.2	—	22.0
Internet and data transmission	5.8	8.0	10.7	—
Network interconnection	—	7.8	15.0	—
Other	24.7	4.2	6.3	7.0

Source: company data

Although part of the authorised capital of all European emerging markets' operators remains in government ownership, a considerable proportion is traded on the open market. The high proportion of the shares owned by private investors allows them to participate in strategic decision-making.

Ownership of the share capital of telecom operators in European emerging markets, 31 December 2002

% of authorised capital	Matav (Hungary)	Telekomu-nikacja Polska	Cesky Telecom	Lietuvos Telekomas	OTE (Greece)
State	'Golden share'	17.9	51.1	9.0	33.8
Strategic investors	59.2	47.5	27.0	60.0	13.7
Remaining shares outstanding (including ADRs and GDRs)	40.8	34.6	21.9	26.3	52.5

Source: company data

Comparing Southern Telecommunications Company with similar companies

The companies' main market Indicators[1]

	Market Cap ($m)	EBITDA/ assets	EBITDA/ sales	Sales/ fixed lines ($000)	EBITDA/ equity	Li-abilities/ assets	Price/ sales	Price/ earnings	Price/ EBITDA	Market Cap/ fixed lines ($000)
UTK	295	0.17	0.28	0.11	0.27	0.37	0.77	10.20	2.74	0.08
CenterTelecom	511	0.20	0.29	0.09	0.36	0.43	0.91	n/av	3.19	0.08
Uralsvyazinform	654	0.16	0.30	0.17	0.30	0.45	1.15	18.43	3.84	0.20
VolgaTelecom	480	0.21	0.32	0.10	0.32	0.35	1.13	17.71	3.55	0.11
Sibirtelecom	394	0.18	0.27	0.12	0.29	0.39	0.88	18.81	3.22	0.10
Dalsvyaz	79	0.12	0.19	0.15	0.18	0.30	0.43	50.98	2.34	0.07
North-West Telecom	303	0.15	0.27	0.09	0.22	0.31	0.87	22.46	3.23	0.08
Matav	3,964	0.20	0.41	0.79	0.41	0.49	1.73	15.01	4.17	1.38
Telekomunikacja Polska	4,354	0.19	0.38	0.43	0.52	0.63	0.95	19.30	2.47	0.40
Cesky Telecom	3,436	0.15	0.49	0.44	0.22	0.29	2.12	26.24	4.29	0.94
Lietuvos Telekomas	275	0.24	0.52	0.28	0.37	0.35	1.04	15.01	2.00	0.29
OTE	5,101	0.19	0.40	0.84	0.49	0.60	1.00	12.50	2.51	0.84
Bezeq	2,898	0.22	0.44	0.58	0.54	0.59	1.67	n/av	3.80	0.96

[1] Stock exchange data, May to October 2003; operating indicators for the end of 2002.

Source: AVK calculations

Although the capitalisation of the Svyazinvest operators grew after their mergers, the market still rates them below comparable foreign companies. However, Svyazinvest considers that the Russian regional companies still have considerable growth potential, given the prospects of the Russian telecom market as a whole. The managements of the Svyazinvest companies plan to make huge capital investments during the next few years, which should allow them to bring their network technologies up to European standards. Their plans to install more lines will allow them to increase the number of subscribers, whereas in Europe there is less pressure of demand for fixed telephone lines, and, accordingly, a smaller prospect of growth in the client base.

Overall, the Svyazinvest operators are comparable with similar companies in terms of return, and they have less debt. At the same time, they have low ratios of sales to fixed lines, due to lower tariffs for local communication and a lower volume of de-regulated services. However, we believe the merged companies have a good chance of increasing their yield per line in the next two to three years, whereas the eastern European operators have completely exhausted the potential for income growth by raising tariffs.

UTK's ratio of EBITDA to assets, as reported in its 2002 IAS financial statements, is in line with the Svyazinvest Group average, and corresponds with the figures of similar foreign companies, showing that they have comparable levels of return on assets (ROA). If income grows in the next few years, the company's ROA will grow.

Southern Telecommunications Company now has less debt than most Eastern European telecom operators. The Company is therefore in a position to increase its long-term debt. Its low EBITDA/equity ratio is accounted for by the relatively low leverage. However, the Company intends to raise its debt, which should increase the ROE.

The Company's sales per fixed line are lower than those of foreign telecoms operators. This is because Svyazinvest operators receive most of their income from traditional communication services with fixed tariffs (equal to the prime cost of the service). However, the tariff income per line of the Svyazinvest Group telecoms operators is likely to grow from 2004 onwards, for the following reasons:

- the re-balancing of tariffs, which should increase income from local communication;
- the reduction of long-distance tariffs, which is likely to increase traffic
- changes in regulation, and introduction of an investment component into the regulated tariff.

The growth of UTK's sales per fixed line is also likely to be helped by:

- the spread of de-regulation to other services (Internet access, data transmission), demand for which is growing in the Russian regions.
- the provision of multi-service telecommunications in Krasnodarsky Kray and Stavropol regions.

UTK's ratio of EBITDA to sales is relatively low, because its regulated tariff income is a larger proportion of its revenues than that of similar companies. However, the Company's recent merger with other operators in the region is likely to reduce its operating expenses.

The ratio of price to sales, calculated on the basis of the Company's market quotations, suggests that UTK's income is undervalued by the market compared with similar Eastern European companies and with other regional operators in the Svyazinvest Group. This may reflect the low liquidity of UTK's shares, since its operating and financial ratios are not markedly different from those of other regional operators in the Svyazinvest Group.

The low ratio of UTK's market capitalisation to its number of lines is notable, but typical of the Svyazinvest Group companies. It is due to the fact that UTK is well behind similar companies in the digitisation of its network. However, the investment projects that the Company has planned should enable it to reach the technical level of the European emerging markets operators within the next five to seven years, which should lift the Company's market value.

At present, we think, investors should view the shares of the Svyazinvest Group companies (and in particular those of UTK) as long-term investments which could produce substantial profits after the companies complete their investment projects, and introduce new services.

Valuation methods

To calculate the market value of Southern Telecommunications Company's shareholders' equity, the following methods were used:

- valuation of net assets;
- discounted cash flow;
- the relative valuation (guideline company) method; and
- the comparative transaction method.

These valuations were based on documents and other information received from the Company and Svyazinvest, and on general information on the economy from specialist reviews and periodicals.

The market value of the Company's shareholders' funds was calculated in roubles as at 1 July 2003.

The market value of the company's net worth: the net asset valuation model

In this model, the value of shareholders' equity is calculated as the difference between the market value of the company's assets and the present value of its liabilities.

The method takes into account the company's actual assets and liabilities, and is particularly suitable for the valuation of a company such as UTK, which is a heavy consumer of funds and materials. However, this method does not account either for trends of the industry as a whole, or for forecasts of income and expenses, which may significantly distort the calculation of the Company's value.

The calculation was based on the accounts as at 1 July 2003, as prepared under Russian accounting standards (RAR).

Calculation of the market value of the Company's assets

Calculation of the market value of the assets of the Company on 1 July 2003

R million	Book value	Market value	Difference
Current assets			
Cash and cash equivalents	420	420	0
Short-term investments	11	11	0
Accounts receivable	1,881	1,784	(97)
Inventories	762	762	0
VAT	619	605	(14)
Other current assets	0	0	0
Total current assets	**3,694**	**3,584**	**(110)**
Non-current assets			
Long-term investments	431	1,153	722
Property, plant and equipment	15,971	24,192	8,221
Construction in progress	1,820	1,859	39
Intangible assets	1	1	0
Other non-current assets	0	0	0
Total non-current assets	**18,223**	**27,206**	**8,983**
Total assets	**21,917**	**30,789**	**8,872**

Source: the Company, AVK calculations

Property, plant and equipment. On 1 July 2003, the residual value of the Company's property, plant and equipment was R 15,971 million. The Company's property, plant and equipment comprises plots of land, buildings and other structures, machinery and equipment, vehicles and other fixed assets. The Company's property, plant and equipment were last valued as at 31 December 1996. The Company's buildings were also valued as at 31 December 2002.

The Company possesses no plots of land in which its ownership is documented.

Buildings and other structures, machinery and equipment, and vehicles were valued by the indexation method: adjustments for inflation use indices for the prices of construction materials and in the engineering industry, published by Goskomstat RF.

On this basis, the market value of the Company's property, plant and equipment was R 24,192 million as at 1 July 2003.

Market value of property, plant and equipment on 1 July 2003

R million	Residual value	Market value	Difference
Buildings and other structures	6,630	6,630	0
Machinery, equipment and vehicles	8,778	16,751	7,973
Other property, plant and equipment	562	810	248
Total	**15,971**	**24,192**	**8,221**

Source: the Company, AVK calculations

Accounts receivable. As at 1 July 2003, accounts receivable totalled R 1,881 million, of which R 8 million were long-term and R 1,873 million were short-term.

To calculate the market value of accounts receivable, they were discounted to their due dates. The discount rate was assumed to be 17%, which is based on rates of 19% for individual debtors (the average bank-loan rate in mid-2003) and 16% for institutional debtors (the refinancing rate), and on the breakdown of the receivables into types of debtor (individual, institutional). After these adjustments, the market value of accounts receivable was R 1,784 million.

Construction in progress. As at 1 July 2003, the book value of construction in progress was R 1,820 million. It was valued by the indexation method, as in the case of the property, plant and equipment. Adjustments for inflation were based on the indices of prices of construction materials published by Goskomstat RF. On this basis, the market value of construction in progress, assuming that construction proceeded at a constant rate, was R 1,859 million.

Long-term investments. As at 1 July 2003, long-term investments totalled R 431 million, and consisted mainly of shareholdings in subsidiaries and associates.

Shareholdings in subsidiaries and associates in which UTK holds at least 20% of the share capital were valued by net assets and capitalisation of profit (after interest and tax), the calculations being based on the accounts for 2002 and the first six months of 2003.

Investments in subsidiaries and associates on 1 July 2003

R million	Book value	Market value	Difference
Investments in subsidiaries	342	844	502
Investments in associates	40	260	220
Other long-term investments	49	49	0
Total long-term investments	**431**	**1,153**	**722**

Source: the Company, AVK calculations

Other long-term investments were valued at book value.

After adjustment, the market value of total long-term investments was R 1,153 million.

Inventories. As at 1 July 2003, inventories were valued at R 762 million, and consisted mainly of components, spare parts, cable and other items of telecommunications equipment. Adjusted for their average shelf life of 48 days, and given the relatively stable economic situation in Russia, the inventories' book value is close to the market value.

VAT. As at 1 July 2003, the book value of VAT was R 619 million. This was discounted, in line with the payment schedule of accounts payable to suppliers and subcontractors, at the rate used for accounts payable, and amounted to R 605 million.

Cash assets. These are absolutely liquid, so their book value is equal to their market value.

Other assets. This item consists of short-term investments, intangible assets and other non-current assets, and was not adjusted, as these assets are insignificant, amounting in total to only 0.5% of the total book value of the assets.

Thus, on 1 July 2003 the market value of the UTK's assets was R 30,789 million.

Calculation of the present value of the Company's liabilities

Calculation of the market value of the Company's liabilities on 1 July 2003

R million	Book value	Market value	Difference
Short-term liabilities			
Short-term borrowings and credits	3,128	3,108	(20)
Accounts payable	2,608	2,553	(55)
Other short-term liabilities	720	720	0
Total short-term liabilities	**6,456**	**6,381**	**(75)**
Long-term liabilities			
Long-term borrowings and credits	983	558	(425)
Other long-term liabilities	994	836	(159)
Total long-term liabilities	**1,977**	**1,394**	**(583)**
Total liabilities	**8,433**	**7,775**	**(658)**

Source: the Company, AVK calculations

Borrowings and credits. As at 1 July 2003, short-term borrowings and credits amounted to R 3,128 million, and long-term items to R 983 million. Their present value was calculated from their repayment schedules and the applicable rates of interest, using a discount rate of 19% (see the section below, «Calculation of the discount rate»), and amounted to R 3,108 million and R 558 million respectively.

Accounts payable. As at 1 July 2003, accounts payable amounted to R 2,608 million. Their present value was calculated from their repayment schedules and a discount rate of 19% (see «Calculation of the discount rate»), and amounted to R 2,554 million.

Other long-term liabilities. As at 1 July 2003, this item amounted to R 994 million. Its present value was calculated from the Company's preliminary redemption schedules and a discount rate (see «Calculation of the discount rate») of 19%, and amounted to R 836 million.

Other short-term liabilities. This item, totalling R 720 million, consists of dividends payable to shareholders and deferred income. As a dividend will be paid in the near future, this item is recorded at book value.

On this basis, as at 1 July 2003 the present value of the Company's liabilities was R 7,775 million.

Calculation of the market value of the Company's net worth by the net asset method

The value of the Company's net worth (shareholders' funds) was calculated as the difference between the market value of its assets and the present value of its liabilities. On this basis, as at 1 July 2003 the Company's net worth was R 23,014 million.

This final value is further adjusted by the value of the Company's hidden liabilities, if any. The Company does not state in its balance sheet any penalties due on the restructuring of debts and taxes due. Thus, as at 1 July 2003 the market value of UTK, as calculated by the net asset method, was R 23,014 million.

Calculation of the market value of the Company by the net asset method

	R million
Market value of assets	30,789
Present value of liabilities	7,775
Shareholders' funds	23,014
Hidden liabilities	0
Total market value of 100% of UTK	23,014

Source: AVK calculations

The market value of the company's net worth: the discounted cash flow valuation method

The discounted cash flow valuation method is based on the forecasting of income and discounting it back to its present value. The major advantage of this method is that it permits allowances to be made for the expected future income of the business. However, the accuracy of the results is highly dependent on the accuracy of the cash-flow forecasts.

To discount the forecasts back to their present value, the discount rate was calculated in accordance with the capital asset pricing model (CAPM).

Generation of net cash flow

The cash-flow model used to estimate the Company's net worth was generated by AVK on the basis of data provided by UTK and Svyazinvest. It also takes into account the provisions of the Russian Federation plan «The Concept of Development of the Telecommunications Service Market» and development trends in the industry. The following concepts describe the various elements of the cash-flow forecasts:

1. The development of the Company is forecast up to 2013. It is assumed that during this period the Company will implement its investment plans and pay off all the funds borrowed for such projects. It is also assumed that the telephone density in the region increases to 29% and the digitisation of the network reaches 88%.

2. The Company's operating revenue consists of income from international, inter-city and local calls, wireless and radio communication, telegraph and Internet services, radio and TV broadcasting, satellite communication, wireline broadcasting, ATE and ISDN services, wireless radio-communication, cellular (mobile) telephony and certain other sources of revenue.

   It is assumed that income from international, inter-city and local calls contributes 85–90% of total revenues.

   Revenue from each type of service was forecast for the main groups of customers (residential, government and business). In calculating operating revenue, allowances were made for organic growth of service volumes and increases in tariffs.

3. Revenues from subsidiaries and associated companies were forecast on the basis of their net profit after tax and interest, as stated in their accounts under Russian accounting standards, and using the rates of inflation forecast by the RF Ministry for economic development and trade.

4. Operating expenses consist of salaries, cost of materials, fees paid to Rostelecom for outgoing traffic, taxes and duties written off to expenses, research and development costs, interest on borrowings, maintenance of fixed assets, software, utilities and other items written to expenses.

   'Other expenses' include interest payable that is not included in the cost price, selling costs and retirement of fixed assets, provisions for doubtful debts, taxes and dues not written off to expenses, fines, penalty fees, exchange-rate differences and write-offs of accounts receivable.

   Forecasts of expenses were based on the assumption that they increase in line with revenue, and on expected increases in the prices of the individual items of expense.

5. The value of capital investments was estimated on the basis of the need to maintain the existing inter-city telephone channels, modernisation of the existing automatic telephone exchanges and installation of new capacity, and expansion of the number of payphones that accept a standard telephone card.

   It is assumed that implementation of the investment programme will increase the Company's revenues by about five times between 2002 and 2012.

6. It is assumed that the Company will gradually increase the duration of its borrowings. Interest on borrowings is treated as an expense.

7. No adjustment is made for VAT on either revenues or expenses.

8. The income tax rate is assumed to be 24%.

Forecast of the Company's net cash flow in 2003–2013

R million	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Inflow											
Operating revenue	13,270	16,930	21,137	26,426	31,997	38,451	42,296	45,045	47,973	51,091	54,412
Revenues from subsidiaries	304	334	361	385	410	436	465	495	527	561	598
Borrowings	9,595	8,571	10,186	9,476	10,021	10,246	4,813	2,698	0	0	0
Total inflow	**23,169**	**25,835**	**31,684**	**36,287**	**42,427**	**49,133**	**47,573**	**48,238**	**48,500**	**51,653**	**55,010**
Outflow											
Operating expenses	8,619	10,282	11,827	13,326	14,810	16,385	19,987	21,512	23,136	24,865	26,707
Income tax	437	676	663	584	844	1,229	1,924	2,803	3,083	3,284	3,497
Capital investment	**8,342**	**7,100**	**6,609**	**6,948**	**6,599**	**8,644**	**3,472**	**3,472**	**3,472**	**3,472**	**3,472**
Repayment of loans	**3,613**	**4,018**	**6,875**	**7,072**	**9,411**	**9,894**	**9,914**	**8,360**	**7,718**	**1,190**	**0**
Operating loss, and losses on non-core activities	1,291	2,979	4,231	5,923	6,828	7,781	8,559	9,115	9,708	10,339	11,011
Total outflow	**22,528**	**24,962**	**30,386**	**34,497**	**39,572**	**45,507**	**45,016**	**45,743**	**47,530**	**43,590**	**45,156**
Net cash flow	**321**[1]	**873**	**1,297**	**1,790**	**2,856**	**3,626**	**2,558**	**2,495**	**970**	**8,062**	**9,854**
For reference											
Operating revenue	3,500	4,925	7,045	10,019	13,242	17,124	18,837	20,061	21,365	22,754	24,233
Revenue before income tax	2,209	1,947	2,814	4,095	6,414	9,344	10,278	10,946	11,658	12,415	13,222
Net profit	1,546	1,363	1,970	2,867	4,490	6,541	7,195	7,662	8,160	8,691	9,256

[1] First six months of 2003.

Source: the Company, Svyazinvest, AVK calculations

Calculation of the discount rate

The discount rate used here was calculated in accordance with the capital asset pricing model (CAPM). This model allows the required yield of a stock instrument to be calculated on the basis of its riskiness and of the yield of a selected market portfolio. CAPM calculations are based on historical stock-market statistics, which makes it possible to avoid the subjectivity inherent in most other valuation models and methods.

These calculations used indices published by the leading independent information agency AK&M. These indices are based on information about transactions in several trading systems, and thus cover a larger volume of trades than other indices maintained in the Russian Federation.

The market portfolio used in this calculation is the one that is used in the calculation of AK&M's composite index. This portfolio comprises shares in various basic industrial enterprises and telecommunications companies, plus Sberbank and Aeroflot. Transactions in these shares provide most of the trading volume in the market: transactions in shares not included in this market portfolio are relatively infrequent, and their prices are not regularly quoted.

The yield of the telecommunications industry, which is used to calculate the beta for the discount calculation, was estimated on the basis of the portfolio used for calculation of AK&M's index for this industry. This consists of the shares of VolgaTelecom, Dalsvyaz, Rostelecom, North-West Telecom, Sibirtelecom, Uralsvyazinform, CenterTelecom and Southern Telecommunications Company.

For the purpose of the discount rate calculation, the annual yield of the market portfolio was analysed for the period from 1 January 2000 to 1 July 2003 (871 records). The Russian economy is insufficiently stable for a longer period to be used.

Because the stock market is influenced by so many different factors, when calculating the yield of the market portfolio a still shorter period was used, from 1 January 2001 to 1 July 2003 (621 records). These calculations produced a projected total yield for the overall market of 51%.

The projected industry yield, calculated using the CAPM, was 19%.

Calculation of the market value of the Company's net worth

On the basis of the estimated net cash flow and the calculated discount rate, a computation has been made of the present value of net cash flow in 2003–2013.

The calculation assumes that the Company receives its income and makes payments in the middle of each year. As at 1 July 2003, the discounted present value of net cash flow in 2003–2013 was calculated at R 11,258 million.

The calculation of the present residual value of the Company's net worth (shareholders' funds) is based on the assumption that the business will continue to produce income after the end of the projected period (that is, after 2013). Calculation of the residual value is based on Gordon's Model of the permanent growth rate of net cash flow. In this model, that growth rate is assumed to be equal to the inflation rate. For this purpose the calculation uses the forecasts of the RF Ministry for economic development and trade. The present residual value of the Company's net worth was calculated at R 12,933 million.

Using the discounted cash-flow valuation method, therefore, it was calculated that, as at 1 July 2003, the market value of 100% of Southern Telecommunications Company was R 24,191 million.

Calculation of the market value of Southern Telecommunications Company by the discounted cash flow method

	R million
Total discounted net cash flow for the forecast period	11,258
Present residual value of the business	12,933
Shareholders' funds	**24,191**
Hidden liabilities	0
Total market value of Southern Telecommunications Company	**24,191**

Source: AVK calculations

Market value of the company's net worth: The relative valuation method

The relative valuation method (guideline company method) analyses other companies in the industry that are similar to the Company, and then values the Company's shares by reference to those companies' share prices and financial ratios.

This method implies, first, the selection of comparable companies in the telecom industry to serve as a benchmark. The following criteria were used:

- the types of services provided, and the earnings structure;
- the structure of the company's capital (total debt/equity);
- the liquidity of the company's shares, and a history of stock-market transactions in those shares;
- the size of the company (earnings, capacity and the like);

Next, financial multiples are selected for the purposes of comparison.

The benchmark companies selected for the comparison were telecom operators in eastern Europe (the Czech Republic, Hungary), Greece and Israel. These companies are comparable with Southern Telecommunications Company in their size, the structure of their revenues from different activities and their business efficiency. The basic indicators of these companies are shown in the following table.

Basic indicators of Southern Telecommunications Company and benchmark companies

	Market capitalisation, May 2003 ($ million)	Sales, 2002 ($ million)	Fixed telephone lines, May 2003 (000)	EBITDA, 2002 ($ million)
Matav	3,964	2,289	2,882	950
Cesky Telecom	3,436	1,618	3,661	801
OTE	5,101	5,085	6,068	2,030
Bezeq	2,898	1,739	3,006	763
UTK[1]	—	380	3,145	151

1. The values of earnings before interest, taxes, depreciation and amortization (EBITDA) and sales were calculated on the basis of the consolidated financial statements as adjusted to conform with international standards.

Source: Company information, Reuters

Evaluating the degree of comparability of the benchmark companies for further comparison with UTK was based on a computation of financial and other indicators and ratios which indicate the profitability and size of the companies, and comparing them with similar indicators and ratios of UTK. These are listed in the following table:

Comparison of indicators and ratios of the benchmark companies and Southern Telecommunications Company

	UTK	Matav	Cesky Tel	OTE	Bezeq
EBITDA/total assets	0.24	0.20	0.15	0.19	0.22
EBITDA/sales	0.39	0.41	0.49	0.40	0.44
EBITDA/equity	0.38	0.41	0.22	0.49	0.54
Revenue per line ($000)	0.12	0.79	0.44	0.84	0.58
Debt/equity	0.57	0.97	0.40	1.48	1.46
Telephone density in the region (%)	19.0	38.0	36.0	57.0	47.0

Source: AVK calculations

As the above table shows, the selected benchmark companies resemble UTK to different degrees. A weighting was therefore assigned to each company to reflect the degree to which its indicators differed from those of UTK, and was then used in the calculation of the multiples used for the comparison.

The computation of value was based on two ratios: market capitalisation/ EBITDA and market capitalisation/sales. The following table shows how the final multiples were derived from the weighted averages of those ratios.

Computation of the multiples used for the valuation

	Matav	Cesky Telecom	OTE	Bezeq	Weighted multiples
Weighting (%)	**26.0**	**27.0**	**23.0**	**24.0**	–
Market cap/EBITDA	4.17	4.29	2.51	3.80	3.73
Market cap/sales	1.73	2.12	1.00	1.67	1.65

Source: AVK calculations

In the following table we show how these multiples were applied to UTK to derive a market value. In addition, an adjustment was made to reflect the relatively insignificant influence of small shareholders on the strategic and day-to-day management of a joint-stock company, as compared with that of a 100% owner. It is possible also to value objectively the amount of control conferred by different types of securities. Analysis of the Russian stock market shows that preference shares are valued 30–50% lower than the same company's ordinary shares. For the purposes of the present document, therefore, the valuation of a minority interest of one share of UTK has been discounted by 40% (based on the price of the Company's shares in the Russian Trading System). Consequently, a 'bonus' of 66.7% has been added to the valuation of the majority interest.

Computation of the market value of the net worth of Southern Telecommunications Company

Ratio	Calculated multiple	Indicator to be multiplied (R million)	Capitalisation (indicator x multiple) (R million)	Bonus for the controlling (majority) interest (%)	Market value of net worth (R million)
Market cap/EBITDA	3.73	4,710	17,563	66.7	29,271
Market cap/sales	1.65	11,885	19,640	66.7	32,734

Source: AVK calculations

Finally, the values derived by the use of these different multiples were combined to give a valuation of shareholders' funds, as shown in the following table.

Thus, as at 1 July 2003, the market value of 100% of UTK, as calculated by the relative valuation method, was R 31,003 million.

Calculation of the market value of a 100% Holding of Southern Telecommunications Company by the relative valuation method

	Market value (R million)	Weighting (%)
Value of net worth, calculated using market cap/ EBITDA	29,271	50.0
Value of net worth, calculated using market cap/sales	32,734	50.0
Calculated market value of 100% holding of UTK	31,003	—

Source: AVK calculations



• Preference shares
• Ordinary shares
0.10
0.08
0.06
0.04
01.03.2002
01.04.2002
01.05.2002
01.06.2002
01.07.2002
01.08.2002
01.09.2002
01.10.2002
01.11.2002
01.12.2002
01.01.2003
01.02.2003
01.03.2003
01.04.2003
01.05.2003
01.06.2003
01.07.2003

Movements in the average weighted price of the Company's shares in the RTS ($)

Source: Russian Trading System (RTS)

The market value of the company's net worth: The comparative transaction method

The comparative transaction method is used for companies whose shares are traded on a stock exchange.

The shares of UTK are traded in the Russian stock market. This use of the comparative transaction method was based on the quoted prices of the Company's shares in the Russian Trading System (RTS). The following Figure shows changes in the average weighted price of the shares since 2002.

This calculation used the average weighted prices of one ordinary share ($0.088, or R 2.6735 at the Russian Central Bank's rate of exchange) and one preference share ($0.062 or R 1.884).

To value the Company's net worth, the price of one ordinary share, multiplied by the total number of ordinary shares in issue, was added to the price of one preference share, multiplied by the total number of preference shares in issue. That gave the calculation:

$$(2.6735 \times 2{,}960{,}512{,}964) + (1.884 \times 972{,}151{,}838) = \text{R } 9{,}746 \text{ million}$$

The resultant sum was adjusted for the 66.7% 'bonus' described above, to reflect the value of a controlling (majority) interest in the 100% holding as compared to a holding of one share.

After that adjustment, the market value of 100% of UTK, as calculated by the comparative transaction method, was R 16,247 million as at 1 July 2003.

Calculation of the market value of 100% of Southern Telecommunications Company by the comparative transaction method

	Average weighted price per share (R)	Number of shares in issue	Total value (R million)
Ordinary shares	2.6735	2,960,512,964	—
Preference shares	1.884	972,151,838	—
All shares	—	—	9,746
Bonus for the majority holding (%)	—	—	66.7
Total market value of 100% of UTK	—	—	16,247

Source: the Company, RTS, AVK calculations

Weighted reconciliation of the different methods of valuation

To summarise the results of these different methods of valuation, they were weighted by means of the hierarchy analysis method, the technique devised by the American scientist Thomas L. Saaty for giving numerical values to subjective assessments. In this case, the results of different valuation methods were compared using the following criteria: the comprehensiveness and reliability of the Company's accounts and internal reports (K1), the records of the Company's current financial position and start-up expenses (K2), the process of accounting for the Company's deferred income (K3), and (K4) specific influences over its valuation, such as market prices, legal restrictions, investment activity in the region, the competitive environment, the state of the industry and the prospects of development.

The selected criteria were assigned weights (see the first line of the following table) designed to reflect the degree of influence that they have on the accuracy of the final computation of the Company's market value.

Each of the methods of valuation was then assessed as to the degree to which it meets each of these criteria, and weighted as follows:

Weights of the methods based on different criteria

%	K1	K2	K3	K4
Criteria weightings	15.0	20.0	50.0	15.0
Net asset valuation method	50.0	80.0	10.0	0.0
Discounted cash flow valuation method	40.0	10.0	75.0	0.0
Relative valuation method	10.0	5.0	0.0	30.0
Comparative transaction method	0.0	5.0	15.0	70.0

Source: AVK calculations

The result of this calculation was the following weightings:

	%
Net asset valuation method	29.0
Discounted cash flow valuation method	46.0
Relative valuation method	6.0
Comparative transaction method	19.0

Calculation of the market value of UTK's net worth

To derive a single market value from the four methods of valuation, the results that they produced were assigned the weightings calculated above.

Calculation of the market value of Southern Telecommunications Company's net worth

	Value of shareholders' funds (R million)	Weighting (%)
Net asset valuation model	23,014	29.0
Discounted cash flow valuation model	24,191	46.0
Relative valuation method	31,003	7.0
Comparative transaction method	16,247	19.0
Total	**22,823**	—

Source: AVK calculations

Thus, as at 1 July 2003, the estimated market value of UTK's net worth was R 22,823 million.

Calculation of the market value of the Company's shares

The calculated value of the Company is the value of 100% possession of its shares.

Of UTK's share capital, some 75.28% consists of ordinary shares and 24.72% of preference shares.

Analysis of the quoted market prices of the Company's shares in the Russian Trading System shows that the price of the preference shares around the valuation date was approximately 70% of the price of the ordinary shares

The market value of the Company's shareholders' funds is equal to the sum of the values of all the ordinary and preference shares. Thus, Pord×2,960,512,964 + Ppref×972,151,838 = R 22,823 million, meaning that the value of all ordinary shares is R 18,557 million, and the value of all preference shares is R 4,266 million.

The values of the shares are adjusted to reflect the insignificant amount of control exercised by individual shareholders as compared with a 100% shareholder. As above, this adjustment was set at 40%.

Calculation of the market value of Company's shares

		All shares	Ordinary shares	Preference shares
Valuation of shareholders' funds (R million)	—	22,823	—	—
Apportioned between types of share	—	—	18,557	4,266
Adjustment for minority interest (%)	40	—	—	—
Calculated market value per share (R)	—	—	3.761	2.633
CBR rate of exchange on 1 July 2003 (R/$1)	30.3809	—	—	—
Calculated market value per share ($)	—	—	0.124	0.087

Source: AVK calculations

By this calculation, as at 1 July 2003 the market value of the net worth of one ordinary share was R 3.761 ($0.124 at the CBR rate of exchange), and of one preference share it was R 2.633 ($0.087).

IAS financial reports of the Company

Annex 1.

Independent auditors' report

To the shareholders and board of directors of Southern Telecommunications Company:

1. We have audited the accompanying consolidated balance sheet of Southern Telecommunications Company (a Russian open joint-stock company, hereinafter «the Company»), as at 31 December 2002, and the related statements of operations, cash flows and shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements on the basis of our audit.

2. Except as discussed in paragraph 4, we have conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

3. As described in Note 23, «Pension plans and employee benefits», the Company has not determined and presented its obligations under defined benefits plans in accordance with International Accounting Standard (IAS) 19, *Employee Benefits*. We were not able to quantify the adjustments, if any, that might be needed in the financial statements.

4. As described in Note 8, «Property, plant and equipment», the Company's accounting records relating to fixed assets are not designed to support their presentation in accordance with IAS 16 (*Property, Plant and Equipment*), IAS 29 (*Financial Reporting in Hyperinflationary Economies*) and IAS 36 (*Impairment of Assets*). Certain estimates have been made by management when presenting fixed assets in the accompanying financial statements. Owing to the nature of the Company's records, we were unable to satisfy ourselves as to the adjustments, if any, which might have been determined to be necessary had additional evidence been available to enable us to analyse management's assumptions and estimates more accurately.

5. As a result of the matters described in paragraphs 3 and 4 above, adjustments, if any prove to be needed, could materially affect (a) property, plant and equipment, contributions of equipment, assets and liabilities under benefit plans, deferred income-tax liability and retained earnings as at 31 December 2002, (b) depreciation expense, other benefits payments, income-tax expense and net income for the year ended 31 December 2002, and (c) related disclosures.

6. In our opinion, except for the effects on the consolidated financial statements of such adjustments, if any, that might result from the matters referred to in paragraphs 3 and 4 above, the consolidated financial statements are a fair presentation in all material respects of the financial position of Southern Telecommunications Company as at 31 December 2002, and of the results of its operations and cash flows for the year then ended, in conformity with International Financial Reporting Standards.

7. As described in Note 1, «Corporate information», the Company has been the subject of a reorganisation, which was approved by the shareholders on 21 December 2001. The Company has accounted for the merger using the principle of uniting of interests, as described in IAS 22, *Business Combinations*. In applying this method, the Company has reflected amounts in the consolidated financial statements as if the entities had been combined from 1 January 2002, the beginning of the period presented.

31 July 2003

Consolidated balance sheet

for the year ended 31 December 2002

(in thousands of roubles at the purchasing power of the rouble as at 31 December 2002)

R 000	Notes	31 December 2002
Assets		
Non-current assets		
Property, plant and equipment	8	16,496,257
Intangible assets	9	6,638
Investments in associates	11	323,964
Financial assets available for sale and other non-current assets	12	186,452
Advances to suppliers of equipment		167,414
Total non-current assets		17,180,725
Current assets		
Inventories	14	658,333
Trade accounts receivable	15	853,279
Other current assets	16	481,985
Investments for sale	27	187,520
Cash and cash equivalents	17	229,811
Total current assets		2,410,928
Total assets		19,591,653
Shareholders' equity and liabilities		
Shareholders' equity		
Preference shares	18	320,810
Ordinary shares	18	976,969
Effect of inflation on share capital		1,741,475
Retained earnings and other reserves		9,365,143
Total shareholders' equity		12,404,397
Minority interest in affiliated companies		148,539
Non-current liabilities		
Long-term borrowings	19	938,749
Deferred profit-tax liabilities	5	684,637
Liabilities on lease payments	20	225,659
Equipment contributions		340,031
Total non-current liabilities		2,189,076
Current liabilities		
Accounts payable and accrued liabilities	21	1,342,258
Deferred tax and social security payments	21	504,173
Accounts payable to Rostelecom	25	134,698
Dividend payable		204,853
Long-term borrowings due in 2003	19	1,626,756
Short-term borrowings	19	886,134
Short-term liabilities on lease payments	20	112,901
Provisions	22	37,868
Total current liabilities		4,849,641
Total shareholders' equity and liabilities		**19,591,653**

The accompanying notes form an integral part of these consolidated statements.

Consolidated
profit and loss statement
for the year ended 31 December 2002

(in thousands of roubles at the purchasing power of the rouble as at 31 December 2002)

R 000	Notes	2002
Revenues	4	**11,885,370**
Operating expenses		
Wages, salaries, compensation and social benefits		(4,190,506)
Interconnection expenses		(1,577,423)
Materials, repairs and maintenance, utilities		(1,251,051)
Taxes (excluding income tax)		(362,340)
Depreciation and amortisation	8	(2,454,986)
Loss on disposal of fixed assets		(74,199)
Bad-debt expenses		(123,179)
Other operating expenses	4	(957,606)
Total operating expenses		**(10,993,404)**
Revenues from principal activity, net		**891,966**
Income from associates		**271,507**
Interest paid, net		**(335,503)**
Income from sale of investments, net	11	**1,097,069**
Other revenues/(expenses), net		**(156,570)**
Losses on foreign-exchange transactions, net		**(321,278)**
Net monetary gain		**470,666**
Profit before tax		**1,917,857**
Income tax	5	**(777,432)**
Net profit before minority interest		**1,140,425**
Minority interest		**(94,309)**
Net profit		**1,046,116**
Dividend on preference shares	7	**(147,401)**
Profit available to holders of ordinary shares		**898,715**
Earnings per share (R)	6	**0.30**

The accompanying notes form an integral part of these consolidated statements.

Consolidated
cash-flow statement
for the year ended 31 December 2002

(in thousands of roubles at the purchasing power of the rouble as at 31 December 2002)

R 000	2002
Cash flows from operations	
Profit/(loss) before tax and minority interest	1,917,857
Adjustment for:	
Losses on foreign exchange transactions, net	321,278
Net monetary gain	(470,666)
Depreciation and amortisation, as above	2,457,100
Losses on disposals of fixed assets	74,199
Income from associates	(271,507)
Income from sale of investments, net	(1,097,069)
Interest paid, net	335,503
Bad-debt expenses	123,179
	3,389,874
Increase in accounts receivable from principal activity	(270,583)
Decrease/(increase) in other current assets	(20,220)
Decrease/(increase) in inventories	(290,305)
Increase in accounts payable and accrued liabilities	240,064
Interest paid	(225,922)
Income tax paid	(778,543)
Net cash from operations	**2,044,365**
Cash earnings from investing activities	
Capital investments	(2,497,334)
Disposal/(acquisition) of financial investments and quoted securities	1,306,196
Proceeds of sales of fixed assets	90,778
Interest received	6,898
Dividends received	13,562
Net cash used in investing activity	**(1,079,900)**
Cash flows from financial activities	
Funds received from credits and borrowings	1,667,657
Loans repaid	(2,273,510)
Dividend paid	(299,792)
Net cash used in financial activities	**(905,645)**
Monetary effect on cash and cash equivalents	**(80,156)**
Effect of changes in foreign exchange rates on cash and cash equivalents	**(115)**
Decrease in cash and cash equivalents	**(21,451)**
Cash and cash equivalents at the beginning of the year	**251,262**
Cash and cash equivalents at the end of the year	**229,811**
Non-monetary operations	
Fixed assets purchased on credit from suppliers	979,219
Fixed assets received under lease agreements	385,678
Equipment contributions	71,073

The accompanying notes form an integral part of these consolidated statements.

Consolidated statement
of shareholders' equity

(in thousands of roubles at the purchasing power of the rouble as at 31 December 2002)

R 000	Notes	Share capital		Effect of inflation on share capital	Retained earnings and other reserves	Sharehold-ers' equity
		Preference shares	Ordinary shares			
As at 31 December 2001	18	**320,810**	**976,969**	**1,741,475**	**8,709,816**	**11,749,070**
Net profit for the year		—	—	—	1,046,116	1,046,116
Dividend	7	—	—	—	(459,257)	(459,257)
Change in fair value of financial assets available for sale, minus profit tax		—	—	—	68,468	68,468
As at 31 December 2002		**320,810**	**976,969**	**1,741,475**	**9,365,143**	**12,404,397**

The accompanying notes form an integral part of these consolidated statements.

Notes to the consolidated
financial statements

1. Corporate information

Authorisation of accounts. The consolidated financial statements of Southern Telecommunications Company and its subsidiaries (together referred to here as «the Company») for the year ended 31 December 2002 were authorised for issue by the managing director and chief accountant on 31 July 2003.

The Company. Kubanelectrosvyaz, the Company's legal predecessor, was one of the legal successors of the state-owned telecommunication enterprise. The Company was registered in the Russian Federation in accordance with Decree No. 186-p of the Deputy of the Head of Administration of Krasnodar City, dated 20 May 1994. In accordance with a decision taken at the annual general meeting, Kubanelectrosvyaz was renamed Southern Telecommunications Company (abbreviated to UTK) on 28 June 2001. On 1 November 2002, UTK was restructured into a multi-region company by means of a merger with nine other telecom enterprises in the Southern District of the Russian Federation (see the section «The 2002 reorganisation» below). The Company is an open joint stock company incorporated in Russia.

The Company completed its last charter registration on 21 January 2003. This amendment was due to the reorganisation described below.

The Company's principal activity is the provision of local, domestic long-distance and international telephone, telegraph and data transfer services, including Internet. Other types of activity pursued by the Company include the manufacture and technical support of telecommunication equipment, motor transport, and the repair and maintenance of recreational facilities and other social infrastructure. Associated companies provide mobile (cellular) telephone services in the Southern District of the Russian Federation.

The open joint-stock company Svyazinvest, a federal holding company that is majority-owned by the Russian Federation, owns 51% of the Company's ordinary shares. The Company's domestic and international long-distance telecommunication services are provided by Rostelecom, a subsidiary of Svyazinvest.

The average number of employees in the Company (including subsidiaries) in 2002 was approximately 45,000 (including from the beginning of the year all the employees of the companies involved in the reorganisation described below).

The registered office of the Company is at 66 Karasunskaya Street, Krasnodar 350000, in the Russian Federation.

The 2002 reorganisation. In 2001, the management put in hand the reorganisation of the Company by obtaining shareholders' approval to merge with the regional enterprises of Svyazinvest listed below. In the process, the Company issued 1,810,244,139 ordinary and 588,730,713 preference shares and exchanged them for 100% of the outstanding shares of the regional enterprises, as follows:

	Shares issued by the Company		Exchange Ratio
	Ordinary	Preference	
Electrosvyaz of the Republic of Adygeya	44,026,676	—	45.93
Svyazinform of Astrakhan District	148,513,485	49,503,645	4.59
Volgogradelectrosvyaz	502,266,342	167,422,099	17.72
KabBalktelecom	61,416,990	20,471,554	0.7
Electrosvyaz of the Republic of Kalmykiya	21,114,547	7,038,243	60.46
Karachaevo-Cherkesskelectrosvyaz	14,714,885	4,904,976	17.7297
Rostovelectrosvyaz	642,567,217	214,189,311	8.87
Sevosetinelectrosvyaz	123,680,792	41,219,624	8.0
Electrosvyaz of Stavropol District	251,943,205	83,981,261	82.9
Total	**1,810,244,139**	**588,730,713**	

The merger was completed and took effect on 1 November 2002. Transaction costs incurred in 2002 in connection with the merger amounted to R 55,448,000, and were charged to expenses.

While International Financial Reporting Standards do not specify the accounting principles to be applied to transactions between entities under common control, the Company has accounted for the merger on the basis of the principle of uniting of interests, as described in IAS 22, *Business Combinations.* In applying this method, the Company has reflected amounts in the consolidated financial statements at their historical carrying values as if the entities had been combined from 1 January 2002, the beginning of the period presented. Unless otherwise stated, all the information presented in these consolidated financial statements is treated in this way.

Based on the requirements of IAS 22, the following table summarises the total assets, liabilities, revenues and pre-tax income (or loss) of the regional operations in 2002, the year in which the reorganisation was completed.

R 000	Total assets	Total liabilities	Revenue	Pre-tax income/(loss)
The Company	6,224,344	2,052,123	3,831,558	1,424,951
Electrosvyaz of the Republic of Adygeya	217,842	53,679	142,741	(16,994)
Svyazinform of Astrakhan District	764,235	301,364	577,770	55,720
Volgogradelectrosvyaz	4,368,973	1,593,038	1,829,508	192,614
KabBalktelecom	304,524	166,562	401,327	46,855
Electrosvyaz of the Republic of Kalmykiya	168,040	35,860	110,103	7,343
Karachaevo-Cherkesskelectrosvyaz	264,398	153,833	183,410	(104,910)
Rostovelectrosvyaz	2,173,832	572,239	2,320,169	(52,758)
Sevosetinelectrosvyaz	749,283	229,220	603,707	89,414
Electrosvyaz of Stavropol District	4,366,938	1,891,555	1,885,077	275,622
Eliminations and other adjustments	(10,756)	(10,756)	—	—
Total	**19,591,653**	**7,038,717**	**11,885,370**	**1,917,857**

Before the restructuring in November 2002, these businesses operated as separate subsidiaries of Svyazinvest. Accordingly, the Company has a limited operating history as a combined business.

The Russian business environment. Although the Russian economy is generally considered to have been of market status since 2002, it continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher inflation than normal, a lack of liquidity in capital markets, and the existence of currency controls, which mean that the national currency is illiquid outside Russia. The continued success and stability of the Russian economy will be significantly affected by the government's continued actions with regard to supervisory, legal and economic reforms.

Management cannot predict how changes in fiscal, political or tariff policies may affect the Company's financial position or its ability to invest in property, plant and equipment. The consolidated financial statements do not include any adjustments that might be needed to reflect these uncertainties. Related effects will be reported in the consolidated financial statements as they become known and can be quantified.

Liquidity and financial resources. As at 31 December 2002, the Company's current liabilities exceeded its current assets by R 2,438,713,000. As a result, there are significant uncertainties as to the Company's liquidity and future capital resources.

Until now the Company has relied to a large extent upon short-term and long-term financing to fund the improvement of its telecommunication network. In the past this financing has been provided by bank loans and vendor financing.

If needed, management believes, certain projects can be deferred or curtailed to release funds for the Company's current operating needs.

Management expects to obtain funding during 2003 from existing cash reserves, cash generated by operations, by placing rouble bonds in the Russian market and from domestic lending institutions. Management also expects to continue to be able to delay payment for certain operating costs if it is necessary to do so to manage its working-capital requirements.

The accompanying financial statements have been presented on a going-concern basis, which assumes the realisation of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or any other adjustments that might be necessary if the Company were unable to continue as a going concern, or were to dispose of assets outside the normal course of its operating plan.

2. Summary of significant accounting policies

Basis of preparation. The Company maintains its accounting records and prepares its statutory accounting reports in Russian roubles under the historical cost convention, and in accordance with the Regulations on Accounting and Reporting of the Russian Federation. The accompanying financial statements are based upon the statutory accounting records, and have been adjusted to conform with International Financial Reporting Standards (IFRS). IFRS include standards and interpretations approved by the International Accounting Standards Board (IASB) and International Accounting Standards and interpretations by the Standing Interpretations Committee that have been approved by the International Accounting Standards Committee Foundation (IASCF). There are significant differences between Russian Accounting Regulations and IFRS.

The consolidated financial statements have been prepared on an historical cost basis (adjusted for the effects of inflation, in accordance with IAS 29), except for the measurement at fair value of financial assets available for sale.

Before 2002, the Company presented its financial statements in US dollars and in accordance with accounting principles generally accepted in the United States. As a result of the reorganisation described in Note 1, the Company changed the method of reporting its financial information to conform with IFRS. Management considers that it is therefore not practical to present comparative financial information for 2001, nor to determine retained earnings as at 1 January 2002.

Management estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from those estimates.

Basis of consolidation. The consolidated financial statements comprise the financial statements of the Company and of its subsidiaries. As described elsewhere, the Company has accounted for the reorganisation on the basis of the principles of uniting of interests, as described in IAS 22, *Business Combinations.*

Subsidiaries are consolidated from the date on which control is transferred to the Company, and cease to be consolidated from the date on which control is transferred from the Company. Significant inter-company balances and transactions have been eliminated. Minority interests reflect the interests in subsidiaries not held by the Company (see Note 10, «Investments in subsidiaries»).

Investments in associates. The Company's investments in associates are accounted for under the equity method of accounting. An associate is defined as an entity over which the Company has significant influence and which is neither a subsidiary nor a joint venture of the Company. Investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the Company's share of the net assets of the associates, less any impairment in value. The income statement reflects the Company's share of the results of the associates' operations.

Interest in joint venture. The Company's interest in its joint venture is accounted for by proportionate consolidation, which involves recognising a proportionate share of the joint venture's assets, liabilities, income and expenses in the corresponding sections of the consolidated financial statements.

The Company's interests in jointly controlled assets are proportionately recognised in the consolidated financial statements, as are any liabilities, income and expenses which the Company has incurred in respect of its interest in those assets.

Accounting for the effects of inflation. The accompanying consolidated financial statements are prepared in accordance with IFRS under the historical cost convention, and adjusted in accordance with IAS 29, *Financial Reporting in Hyperinflationary Economies.*

The adjustments and reclassifications made in the statutory records for the purpose of IFRS reporting include re-stating for changes in the general purchasing power of the rouble in accordance with IAS 29. This standard requires that financial information prepared in the currency of a hyperinflationary economy is stated in terms of the measuring unit current at the balance-sheet date. These adjustments used conversion factors derived from the Russian Federation Consumer Price Index (CPI) published by the Russian State Committee on Statistics.

The following table shows the indices used to adjust amounts in these consolidated financial statements with respect to 2002 prices (2002 = 1.0) for years ended 31 December, and the corresponding conversion factors.

Year	Index	Conversion factor
1992	7,541	362.4
1993	67,846	40.3
1994	211,612	12.9
1995	487,575	5.6
1996	594,110	4.6
1997	659,403	4.1
1998	1,216,401	2.2
1999	1,663,091	1.6
2000	1,997,843	1.4
2001	2,374,037	1.2
2002	2,733,087	1.0

The main guidelines followed in adjusting the consolidated financial statements to current purchasing power are as follows.

- All amounts are stated in terms of the measuring unit current at 31 December 2002.
- Monetary assets and liabilities at 31 December 2002 are not re-stated, as they are already expressed in terms of the monetary unit current at 31 December 2002.
- Non-monetary assets and liabilities which are not carried at amounts current at 31 December 2002 are re-stated by applying the relevant conversion factors.
- Shareholders' equity is re-stated by applying the relevant conversion factors.
- Indexation adjustments to property, plant and equipment applicable to prior periods are credited to 'retained earnings and other reserves' in the accompanying balance sheet.
- All items in the consolidated statements of income and cash flows are adjusted by applying appropriate conversion factors, with the exception of depreciation, amortisation and losses from the disposal of assets.
- The effect of inflation on the Company's net monetary position is included in the consolidated statement of operations as a gain or loss on the net monetary position.

International accounting and financial reporting bodies have determined that, with effect from 1 January 2003, the Russian Federation no longer meets the criteria of IAS 29 for hyperinflation. As a result, management has determined that it will cease to re-state for changes in the general purchasing power of the rouble after 31 December 2002. The annual rate of inflation in 2002 was 15.1%.

Translation of foreign currencies. Assets and liabilities denominated in foreign currencies are translated into roubles at the official year-end exchange rates of the Central Bank of the Russian Federation (CBR). Transactions denominated in foreign currencies are reported at the CBR rates of exchange

at the dates of the transactions. Any gains or losses on assets and liabilities denominated in foreign currencies that arise from changes in official exchange rates after the date of the transaction are recognised as gains or losses on currency translation.

Transactions conducted in roubles, but involving assets and liabilities that are denominated in foreign currencies (or conventional units), are recorded in the Company's financial statements on the same principles as transactions denominated in foreign currencies.

Property, plant and equipment. Property, plant and equipment are depreciated on a straight-line basis over the estimated economic useful life of each class of assets, as follows:

Buildings and constructions	20–50 years
Analogue switches	10–20 years
Digital switches	10–15 years
Cable and transmission devices	
Duct	10–20 years
Radio and fixed-link transmission equipment	10–20 years
Vehicles	5 years
Computers, office and other equipment	3–5 years

Construction in progress is recorded as the total of actual expenses incurred by the Company between the beginning of construction and the reporting date, adjusted for the effect of inflation over that period, in accordance with IAS 29. Construction in progress is depreciated once the asset has been put into operation or use.

Borrowing costs that are directly attributable to the acquisition or construction of fixed assets are capitalised as part of the cost of those assets when it is probable that they will result in future economic benefits to the Company and the costs can be measured reliably. The capitalisation of borrowing costs begins at the same time as the process of preparing the assets for their intended use, and lasts until the assets are ready for their intended use. Other interest expenses and borrowing costs are recognised as expenses in the period in which they are incurred.

The carrying value of property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. (For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.) When there is such an indication, and the carrying value exceeds the estimated recoverable amount, the assets or cash-generating units are written down to the recoverable amount, defined as the greater of net selling price and value in use. In assessing value in use, estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognised in the income statement.

The cost of maintenance, repairs and replacement of minor items of property is charged to maintenance expense. Renewals and betterments are capitalised. Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gains or losses are included in net income.

The period of validity of the Company's operating licences is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Management believes that the operating licences will be renewed without significant cost, which would allow the Company to recover the cost of its property, plant and equipment through normal operations.

Contributions of equipment. Equipment transferred to the Company free of charge by its customers and other entities outside the privatisation process is capitalised at market value at the date of transfer. A corresponding amount of deferred income is recognised as a liability in the balance sheet, and credited to the statement of operations on the same basis as that on which the equipment is depreciated.

If contributions of equipment do not generate revenues, such contributions are not recorded.

Grants received from municipal authorities for the purchase of equipment are reflected in the balance sheet as deferred income, and are recognised as income over the useful life of the asset, in accordance with IAS 20, *Accounting for Government Grants and Disclosure of Government Aid Information.*

Intangible assets. Intangible assets acquired separately from a business are capitalised at cost. Intangible assets acquired as part of a business are capitalised separately from goodwill, provided the fair value can be measured reliably on initial recognition. However, unless the asset has a readily ascertainable market value, the fair value is limited to an amount that does not create or increase any negative goodwill on the acquisition. Intangible assets (excluding development costs) that are created within the business are not capitalised, and expenditure on them is charged against profits in the year in which it is incurred.

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Research and development costs. Research and development costs are charged to expenses as they are incurred.

Investments. All investments are initially recognised at cost. Thereafter, investments that are classified as being held for trading and available for sale are recorded at fair value, if that can be determined. Gains or losses on investments held for trading are recognised in income. Gains or losses on investments that are available for sale are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in income.

Other long-term investments that are intended to be held to maturity, such as bonds, are valued initially at cost and subsequently at amortised cost, using the effective interest-rate method.

The majority of the Company's investments are in securities that are not actively traded on organised financial markets. Management believes that the fair value of these investments is approximately the same as their carrying value.

Inventories. Inventories are priced at the lower of cost or net realisable value. Cost is determined primarily by the specific identification method.

Accounts receivable. Accounts receivable are stated at face value, less an allowance for doubtful accounts. An estimate of doubtful debts is made when collection of the full amount is no longer probable.

Cash and cash equivalents. Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturity dates of three months or less as at 31 December 2002.

Interest-bearing loans and borrowings. All loans and borrowings are initially recognised at cost. Thereafter they are valued at amortised cost, using the effective interest-rate method.

Non-interest-bearing loans and borrowings. Interest-free loans and borrowings are carried at their fair market value, which is estimated by discounting future payments to their present value. Weighted average interest rates are used as an approximation of market interest rates.

Provisions. Provisions are recognised when (a) the Company has a present obligation (legal or constructive) as a result of a past event, (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and (c) a reliable estimate can be made of the amount of the obligation. Where the Company is virtually certain that a provision will be reimbursed, the reimbursement is recognised as a separate asset. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Pensions and other post-employment benefits. Social contributions (including contributions to the state pension fund) are made through a unified social tax (UST), which the Company calculates by the application of a regressive rate, ranging from 35.6% to approximately 18%, to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (the state pension fund, and social and medical insurance funds); the rate of contributions to the pension fund varies from 28% to 14%, depending on the annual gross salary of the employee.

The Company's UST-related contributions are charged to expenses in the year to which they relate.

Under collective bargaining agreements, the Company also provides post-employment retirement benefits. The majority of the Company's employees are eligible to participate under such defined-benefit plans on the basis of a number of factors, including years of service, age and compensation. In addition, the Company has non-contributory defined-benefit retirement plans, which provide for a lump-sum payment ranging from 0.5 times to twice the employee's final monthly wage.

The Company has not complied with IAS 19, *Employee Benefits*, in that it has not made an actuarial determination of the present value of its benefit obligation under these arrangements, to allow it to record its obligation as at 31 December 2002 and make the required disclosures under IAS 19.

To fund a portion of its obligation, the Company also participates in plans under which it has committed to contribute agreed amounts (negotiated annually) to certain non-government defined-contribution pension plans. Contributions by the Company to these plans are charged to expenses when they are incurred.

Leases. Finance leases of equipment that transfer all the risks and rewards of ownership of the leased item to the Company are capitalised at the inception of the lease, at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability in such a way as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to interest expense.

Capitalised leased assets are depreciated over the estimated useful life of the asset or, if it is shorter, the term of the lease.

Leases where the lessor retains all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the term of the lease.

Revenue. Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

The Company breaks down its sources of revenue into ten major categories:

1. Monthly subscriptions
2. Long-distance services
3. Rent of channels
4. Installation fees
5. Internet services
6. Radio broadcasting
7. Rent of assets
8. Telegraph services
9. Other telecommunication services
10. Other revenues

Monthly subscriptions. The Company recognises revenues related to monthly network fees in the month that the service is provided to the subscriber.

Long-distance services. Revenues from long-distance services are based on the time used by the caller, the destination of the call and the services used. The Company charges by the minute for long-distance calls. It recognises revenues related to long-distance services in the period when the services are rendered.

Rent of channels. The Company provides other telecommunication operators with access to its network. The Company recognises revenues related to the rent of channels in the period when the services are rendered.

Installation fees. The Company recognises installation fees for open-ended contracts with its subscribers as revenues when the installation is complete.

Internet services. The Company recognises revenues related to Internet services in the period when the services are rendered.

Radio broadcasting. The Company maintains the wireline radio broadcasting network in its territory, from which it earns monthly fees from subscribers and fees for installing wireline radio sets. The Company recognises these revenues in the period when the services are rendered.

Rent of assets. The Company leases some of its premises to other businesses, mostly under annual contracts. Renewal options are available on most of the leases. These contracts are accounted for as operating leases, and the rental revenues are recognised over the term of the lease.

Telegraph services. Revenues from telegraph services comprise fees for cable transmissions and other wireline data transmission services. The Company recognises revenues related to telegraph services in the period when the services are rendered.

Other telecommunication services. Other telecommunication services consist mainly of revenues from a payphone network.

Other revenues. This category consists primarily of revenues from the production and technical support of telecommunication equipment, transport services, maintenance of recreational facilities and other social infrastructure, sales of goods and services by non-core units, and sales of other assets.

Income tax. Deferred tax assets and liabilities are calculated in respect of temporary differences, in accordance with IAS 12, *Income Taxes*.

IAS 12 requires that deferred income taxes be reported and accounted for by a balance-sheet liability method. Deferred income taxes are provided for all temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. The principal temporary differences arise in respect of the Company's property, plant and equipment. A deferred tax asset is recorded only to the extent that it is probable that there will be a taxable profit from which temporary differences can be deducted.

The carrying amount of deferred income tax assets is reviewed at each balance-sheet date, and is reduced to the extent that it is no longer probable that a taxable profit will be available from which all or part of the deferred income tax asset can be deducted.

A deferred tax asset or liability is are calculated at the tax rate that is expected to apply in the period when the asset is realised or the liability settled, on the basis of the tax rates in force at the balance-sheet date.

Deferred tax liabilities relating to undistributed earnings of associated companies are recognised when it is probable that such earnings will be remitted to the Company in the foreseeable future.

Value-added tax. Value-added tax (VAT) on sales is payable to the tax authorities on an accrual basis, and based on invoices issued to the subscriber. VAT on purchases and paid to suppliers may be reclaimed, subject to certain restrictions, against VAT on sales. VAT on purchases that is not reclaimable at the balance-sheet date is recognised in the balance sheet on a gross basis.

3. Segment information

Southern Telecommunications Company operates in one industry, the provision of wireline telecommunication services, in the territory of the Southern District of Russia. The Company's structure is based on territorial units which serve the corresponding parts of the Company's network. The Company's management considers that the Company operates in one geographical and one business segment. It bases its evaluation of performance and its investment and strategic decisions on reviews of the Company's overall profitability.

4. Revenues and expenses

Revenues

R 000	2002
Domestic long-distance services	4,821,309
Monthly subscriptions	2,607,342
International long-distance services	1,041,407
Installation fees	1,040,367
Telegraph services	195,622
Data transmission services	380,978
Radio broadcasting	166,439
Other telecommunication services	944,727
Other revenues	687,179
Total	**11,885,370**

«Other telecommunication services» revenues derive mainly from the payphone network.

Revenues other than telecommunication revenues derive primarily from the production and technical support of telecommunication equipment, transport services, maintenance of recreational facilities and other social infrastructure, goods and services provided by non-core subsidiaries, and sales of other assets.

For the year ended 31 December 2002, the Company breaks down its revenues into the following major groups of customers.

R 000	2002
Residential	5,913,180
Corporate	3,635,545
Government	2,336,645
Total	**11,885,370**

Other operating expenses

R 000	2002
Cost of goods sold	174,321
Rent (excluding channel rent)	98,240
Consultancy and audit	80,931
Advertising	22,083
Loss in carrying value of inventory and other current assets	12,594
General and administrative expenses	281,082
Other expenses	288,355
Total	**957,606**

General and administrative expenses

R 000	2002
Security	93,135
Payments to Gossvyaznadzor*	69,326
Transport	65,382
Postage	27,370
Sales and business trip expenses	14,726
Other general and administrative expenses	11,143
Total	281,082

* The state organisation for technical supervision of telecommunication activity.

5. Income tax

Income-tax expense

R 000	2002
Current tax charge	757,903
Deferred tax charge	19,529
Income tax charge	**777,432**

A reconciliation of the theoretical to the actual income tax charge is as follows:

R 000	2002
Profit from operating activities before income tax	1,917,857
Income tax, at the statutory rate of 24%	460,286
The effect of:	
Expenses not deductible for tax purposes	24,872
Non-taxable gains	(4,970)
Gains and losses on foreign-exchange transactions	866
Permanent elements of monetary gain	370,439
Effect of inflation on the deferred tax balance at the beginning of the year	(20,289)
Other reconciling items	(53,772)
Income tax at an effective income tax rate of 41%	777,432

Deferred income tax

R 000	31 December 2002
Deferred income-tax assets	
Accounts payable	52,740
Accounts receivable	46,475
Other	26,674
Gross deferred income-tax assets	125,889
Deferred income-tax liabilities	
Property, plant and equipment	(710,271)
Inventories	(33,744)
Investments	(66,511)
Gross deferred income-tax liabilities	(810,526)
Net deferred income-tax liabilities	**(684,637)**

6. Earnings per share

Basic and diluted earnings per share are calculated by dividing the net profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Ordinary shares issued as part of the reorganisation, which has been accounted for by a method similar to that of a uniting of interests, are included in the calculation of the weighted average number of shares from 1 January 2002, as the financial statements of the Company are prepared as if the combined entity had existed as from that date. The number of ordinary shares used for this calculation is therefore the aggregate of the weighted average number of shares of the combined entities, expressed as shares of the Company outstanding after the reorganisation.

	2002
Net income attributable to ordinary shareholders for basic and diluted EPS (R 000)	898,715
Weighted average number of ordinary shares for basic and diluted EPS	2,960,512,964
Earnings per ordinary share, basic and diluted (R)	0.30

The Company has no potentially dilutive shares outstanding.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the completion of these financial statements.

7. Dividends paid and proposed

Declared in 2002 (for 2001)

R 000	2001
Dividends on ordinary shares	311,856
Dividends on preference shares	147,401
Total	459,257

Approved by the annual general meeting for 2002 (See Note 27, «Subsequent events»)

R 000	2002
Dividends on ordinary shares	240,394
Dividends on preference shares	156,225
Total	396,619

Dividends paid to shareholders are determined by the directors, and legally declared and approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations.

8. Property, plant and equipment

R 000	Buildings and constructions	Switches and transmission devices	Assets under construction and equipment awaiting installation	Machines and other	Total
Cost					
As at 1 January 2002	16,027,438	19,841,579	955,972	3,993,774	40,818,763
Additions	—	—	3,803,238	—	3,803,238
Disposals	(196,806)	(141,712)	(39,254)	(107,246)	(485,018)
Transfers	1,268,188	1,786,982	(3,541,790)	486,620	—
As at 31 December 2002	**17,098,820**	**21,486,849**	**1,178,166**	**4,373,148**	**44,136,983**
Impairment					
As at 1 January 2002	(2,857,743)	(2,005,516)		(86,537)	(4,949,796)
Charge for the year	—	—		—	—
Recoveries and reversals	20,601	20,851		1,585	43,037
As at 31 December 2002	**(2,837,142)**	**(1,984,665)**		**(84,952)**	**(4,906,759)**
Accumulated depreciation					
As at 1 January 2002	(7,245,090)	(9,977,820)	—	(3,328,412)	(20,551,322)
Charge for the year	(619,740)	(1,385,915)	—	(449,331)	(2,454,986)
Depreciation on disposals	110,717	91,396	—	70,228	272,341
As at 31 December 2002	**(7,754,113)**	**(11,272,339)**		**(3,707,515)**	**(22,733,967)**
Net book value as at 31 December 2002	**6,507,565**	**8,229,845**	**1,178,166**	**580,681**	**16,496,257**

The carrying value of plant and equipment held under finance leases at 31 December 2002 was R 420,690,000. Leased assets are pledged as security for the related finance lease liabilities (see Note 20, «Obligations under finance leases»).

Total interest costs capitalised during 2002 were R 22,506,000.

Buildings and equipment with a book value of R 3,238,958,000 as at 31 December 2002 are pledged as security for borrowings until the last instalment is paid (see Note 19, «Loans and borrowings»).

The Company's accounting records relating to fixed assets are not designed to support their presentation in accordance with IAS 16 (*Property, Plant and Equipment*), IAS 29 (*Financial Reporting in Hyperinflationary Economies*) and IAS 36 (*Impairment of Assets*). Certain estimates were made by management in the presentation of fixed assets in the accompanying financial statements.

The Company expects to hire an independent appraiser in the future, to assist in the reconstruction of the historical cost of its property, plant and equipment, in order to make any adjustments to the Company's books and records that may be necessary for compliance with IFRS.

9. Intangible assets

R 000	Licences	Software	Other	Total
Cost				
At 1 January 2002	2,856	9,085	442	12,383
Additions	—	643	—	643
Disposals	—	—	(2)	(2)
At 31 December 2002	**2,856**	**9,728**	**440**	**13,024**
Accumulated amortisation				
At 1 January 2002	(1,720)	(2,532)	(20)	(4,272)
Charge for the year	(515)	(1,511)	(88)	(2,114)
Disposals	—	—	—	—
At 31 December 2002	**(2,235)**	**(4,043)**	**(108)**	**(6,386)**
Net book value at 31 December 2002	**621**	**5,685**	**332**	**6,638**

Licences and software are amortised on a straight-line basis over their useful lives, which are determined on the basis of the terms of the licence or licence agreement. The useful lives of other intangible assets are assumed to be five years.

10. Investments in subsidiaries

The consolidated financial statements include the financial statements of Southern Telecommunications Company and its significant subsidiaries as listed in the following table.

Subsidiary	Main activity	Voting shares, 31 December 2002, %
Autocenter-Yug	Transport	100.0
Armavirskiy Zavod Svyazi	Manufacture of cable	100.0
Recreational House Orbita	Recreation services	100.0
CMTO	Supply of materials	100.0
Yugsvyazstroy	Construction services	100.0
Telesot-Alaniya	Mobile telecommunication services, GSM-900	53.0
Stavtelecom named after V I Kuzminov (Stavtelecom)	Fixed-line telecommunication services, data transfer	51.0
Intmashservice	Repair and maintenance of telecommunication equipment	100.0
Factorial-99	Information and intermediary services, consultancy	100.0

All these companies are Russian legal entities registered in accordance with Russian regulations.

11. Investments in associates

	Main activity	31 December 2002	
		Carrying amount R 000	Voting shares %
Volgograd-Mobile	Mobile communications services, AMPS-800	47,596	50.0
Volgograd GSM	Mobile communications services, GSM	244,644	50.0
Stavropolskaya Sotovaya Svyaz	Mobile communications services, AMPS-800	18,684	50.0
Teleross-Kubanelectrosvyaz	Local and long-distance communication services	8,294	50.0
Astrakhan-Mobile	Mobile communications services, AMPS-800	—	50.0
Teleross-Volgograd	Fixed-line communication services.	3,472	50.0
ZanElCom	Development, installation and maintenance of regional IT network	24	45.0
Sotovaya Svyaz-Alaniya	Mobile communications services, NMT-450	240	30.0
SKET	Commercial television	314	45.0
Telekinocompaniya IR	Commercial television and radio broadcasting.	10	24.0
Kabardino-Balkarskiy GSM	Mobile communication services, GSM-900	629	20.0
Karachaevo-CherkesskTeleSot	Mobile communication services, GSM-900	57	20.0
Total		**323,964**	

On 28 December 2001, UTK and Mobile TeleSystems entered into a preliminary agreement for the sale of the Company's 24% stake in Kuban GSM. The sale was completed in March 2002 for $33.6 million (approximately R 1 billion).

12. Financial assets available for sale and other long-term assets

Financial assets available for sale and other long-term assets as at 31 December 2002 consisted primarily of a 10% share in Stavtelesot. This investment is not quoted in an active market. Management has estimated the fair value of its interest on the basis of the sale of an indirect interest after 31 December 2002 (see Note 27, «Subsequent Events»).

13. Interests in joint ventures

Joint venture with Westelcom. The Company has a 50% interest in a joint venture with Westelcom for the construction and operation of a digital overlay network in the Republic of Adygeya. The agreement was concluded in November 1995, is valid for ten years and can be extended.

The Company's share of the assets, liabilities, revenue and expenses of the joint venture, which are included in the consolidated financial statements under the proportionate consolidation method, is as follows.

R 000	31 December 2002
Non-current assets	11,593
Current assets	4,447
Total assets	**16,040**
Current liabilities	(14,837)
Net assets	**1,203**
Revenue	31,166
Operating expenses	(29,610)
Net profit	**1,556**

Joint activity with Svyazinvest. On 13 February 1998, the Company entered into a joint venture with Svyazinvest whereby the Company would construct a swimming pool at the rest-house «Orbita» (a wholly-owned subsidiary of the Company). Svyazinvest contributed 52.5% of the cost (approximately R 73 million, or R 18 million in terms of the purchasing power of the rouble at the date of the investment), and the Company contributed the remainder.

It was initially agreed that, if the Company did not complete the construction by 30 June 1999, it would be obliged to pay penalties to Svyazinvest at the base rate of the Central Bank of the Russian Federation for the period from the date when Svyazinvest put in its contribution.

Work on the construction stopped after the Russian economic crisis in 1998, and at 31 December 2002 it had still not been completed.

In 2002, the Company's board of directors agreed to terminate the joint-venture agreement, and the Company concluded a novation agreement (a cancellation agreement) with Svyazinvest on 27 March 2003. Under this agreement the Company issued and gave to Svyazinvest non-interest-bearing promissory notes for R 37,868,000, maturing between 1 July 2003 and 1 December 2003. The Company's obligation is included as a provision in the accompanying consolidated balance sheet as at 31 December 2002 (see Note 22, «Provisions»).

14. Inventories

R 000	31 December 2002
Cable, materials and spare parts for telecommunication equipment	630,042
Finished goods and goods for sale	50,526
Provision for obsolescence	(22,235)
Total	658,333

15. Trade accounts receivable

R 000	31 December 2002
Trade receivables — telecommunication services	978,518
Trade receivables — other	37,363
Less allowance for doubtful accounts	(162,602)
Total	853,279

The Company breaks down trade receivables for telecommunication services into the following major customer groups:

R 000	31 December 2002
Residential	412,122
Corporate	410,528
Government	155,868
Total	978,518

The Company invoices its government and corporate customers on a monthly basis. Its residential customers receive monthly requests for payment, and the Company substantially relies upon these customers to remit payments on the basis of those requests. All customer payments are based on tariffs, denominated in roubles, that were in effect at the time the calls were made. In certain cases of delayed payment, the Company has charged and collected penalties, and has been able to obtain payment through the Arbitration Court. To further reduce the risk of customers not paying, the Company has in certain circumstances agreed to accept payment in goods and services, which are used in carrying out its non-core business.

16. Other current assets

R 000	31 December 2002
Pre-payments and advances	92,462
Settlements with personnel	13,969
VAT	243,430
Taxes pre-paid	101,529
Notes receivable	5,400
Other receivables	72,753
Less provisions for other current assets	(47,558)
Total	**481,985**

17. Cash and cash equivalents

R 000	31 December 2002
Cash at bank and in hand	206,232
Short-term bank deposits	18,573
Other	5,006
Total	229,811

The fair value of cash and cash equivalents is equal to their book value.

18. Share capital

	2002	
	Shares	Share capital, R 000
Type A preference shares, par value R 0.33		
Shares issued and outstanding as at 31 December 2002	972,151,838	320,810
Shares authorised but not issued	32,711,532	
Ordinary shares, par value R 0.33		
Shares issued and outstanding as at 31 December 2002	2,960,512,964	976,969
Shares authorised but not issued	130,814,345	
Total share capital		1,297,779

The state registration of the new edition of the charter documents was completed on 23 January 2003. In accordance with IAS 10, *Events After the Balance Sheet Date*, the changes in charter capital associated with the merger and reorganisation were recognised as at 31 December 2002 in the accompanying financial statements.

The share capital account represents the authorised capital of the Company as stated in the charter documents. As at 31 December 2002 the Company had 2,960,512,964 ordinary shares and 972,151,838 type A preference shares in issue. All shares have a par value of R 0.33 and are fully paid.

Of the shares in issue as at 31 December 2002, 75.28% were ordinary shares and 24.72% were type A preference shares. Ordinary shares carry one vote, while type A preference shares are non-voting, except in limited circumstances provided by federal law. All ordinary shares and type A preference shares are eligible for distribution of earnings available in accordance with Russian statutory accounting regulations. Type A preference shares are entitled to a minimum annual dividend equal to 10% of the statutory net income available for distribution. Dividends on preference shares are distributed among the preference shares in issue and outstanding, excluding treasury shares. Dividends on type A preference shares may not be less than the dividends on ordinary shares. Holders of type A preference shares have a preferential right to recover the par value of those shares in the event of the Company going into liquidation.

In February 1998, the Company concluded a depositary agreement with Bank of New York in respect of Level 1 American depositary receipts (ADRs). The issue was registered on 5 February 1998. On 23 April 2002, the Company's ADRs were transferred from Bank of New York to J. P. Morgan Chase Bank. The depositary agreement between the Company and J. P. Morgan Chase Bank

was concluded on 22 April 2002 and revised on 15 December 2002, because of the reorganisation (see Note 1, «Corporate information»). Under the depositary agreement, each ADR represents 50 ordinary shares. As at 31 December 2002, there were 1,147,903 ADRs in issue, representing 57,395,150 ordinary shares, or 1.94% of the ordinary shares issued and outstanding.

The following is a breakdown of the Company's shareholders as at 31 December 2002

R 000	Ordinary shares		Preference shares		Total
		%		%	
Svyazinvest	1,500,671	50.69	—	—	1,500,671
Other legal entities	1,054,608	35.62	705,215	72.54	1,759,823
Individuals	405,234	13.69	266,937	27.46	672,171
Total	**2,960,513**	**100.00**	**972,152**	**100.00**	**3,932,665**

19. Loans and borrowings

	Interest rate, %	Maturity	Total at 31 December 2002
Short-term borrowings			
Sberbank RF	16.0–24.0	2003	474,868
Bank Moscow	18.0	2003	170,000
Alfa-Bank	19.0–21.0	2003	55,000
Volgoprombank	21.0	2003	39,000
Yuginvestbank (promissory notes)	20.0	2003	30,000
FG VEB Invest (promissory notes)	16.0	2003	41,499
Yugbank	18.0–21.0	2003	32,000
Svyazinvest	—	2003	11,212
Other	0.0–30.0	2003	32,555
Total short-term borrowings			**886,134**
Long-term borrowings			
Loans			
Sberbank RF	18.0–19.0	2004	163,293
AB Incombank	—	2004	220,799
Alfa-Bank	7.0	2004	130,208
Svyazinvest	11.0	2003	39,784
VKA Bank	19.0	2006	34,104
Stavtelesot	—	2011	28,942
Other	0.0–21.0	2002–2007	56,302
Total long-term loans			673,432
Supplier loans			
Vnesheconombank	8.5	2007	1,069,494
Siemens	6.0	2008	150,788
Iskratel (Slovenia)	7.0	2004	125,551
Centre for Economic Development	7.0	2005	124,952
Alfa-Bank	7.0	2004	96,702
Ericsson Nicola Tesla	7.0	2004	84,794
Lucent Technologies	8.0	2006	80,403
Nec-Neva KS	7.0	2004	38,257
Other	7.0–19.0	2002–2008	121,132
Total long-term supplier loans			1,892,073
Total long-term borrowings			**2,565,505**
Less current portion of long-term borrowings			(1,626,756)
Total			**938,749**

Short-term borrowings.

Short-term rouble borrowings mainly consist of bank loans raised to finance working capital.

The short-term indebtedness to Svyazinvest (see Note 25, «Related party disclosures») consists of two interest-free loans, made to finance the reconstruction of the Company's network in the Republic of Kabardino-Balkaria. These loans are unsecured. As at 31 December 2002, R 8,212,000 of the outstanding amount was overdue.

Long-term borrowings

Sberbank. The Company's long-term borrowings from Sberbank are represented mainly by a R 150,000,000 rouble-denominated loan granted in November 2002 and maturing in July 2004. Interest is accrued at 18% per annum. Telecommunication equipment with a net book value of approximately R 200 million was pledged as collateral for this loan.

Incombank. On 25 February 1998, the Company entered into a loan agreement with Incombank for DM 11,886,000,000, repayable by 25 February 2003. On 21 August 1998, the maturity was extended to 20 July 2004. Equipment valued at approximately R 400 million and stakes of 10% in Stavtelesot and 51% in Stavtelecom were pledged as a collateral for this loan.

The original agreement specified that interest would be accrued at six months DM FIBOR plus 6.25%. Following the economic crisis of 1998 and the substantial increase in the deutschemark/rouble exchange rate, in 1999 the Company requested that the terms of the loan agreement be changed to enable payments to be made in roubles at the exchange rate in force when the loan was received. As at 31 December 2002 the amount to be repaid and terms of the repayment were still in dispute. The loan is classified in the accompanying consolidated balance sheet in accordance with its initial repayment schedule (taking into account an addendum to the agreement dated 21 August 1998).

Management believes that the carrying amount of this liability in the accompanying consolidated balance sheet is approximately equal to the amount that will be repaid when the dispute has been resolved (see also Note 27, «Subsequent events»).

Alfa-Bank. On 18 April 1997, the Company bought telecommunication equipment from Italtel Spa of Italy under a vendor financing agreement. On 24 September 2001, Alfa-Bank bought the Company's debt to Italtel, including accrued interest and penalties. The amounts payable under this agreement are denominated in US dollars and are repayable in instalments during 2003 and 2004. The agreement does not provide for interest charges. The amount of the liability included in the accompanying consolidated balance sheet as at 31 December 2002 is R 96,702,000, which represents the present value of future payments under the agreement. The Company also recognises notional interest on this loan at the weighted average interest rate of the Company's dollar-denominated interest-bearing borrowings, which in 2002 was approximately 7% per annum. The loan is unsecured.

On 19 December 2001, the Company entered into an agreement with Alfa-Bank to borrow $6,517,000 (approximately R 205 million). The loan is repayable in equal instalments until 20 October 2004. Interest is accrued at 7% per annum. The liability under this agreement included in the accompanying consolidated balance sheet as at 31 December 2002 was R 130,208. The loan is unsecured.

Svyazinvest. In October 2001, the Company sold to Svyazinvest three rouble-denominated promissory notes with face values totalling R 35,000,000. These notes mature at various dates in 2002 and 2003. Interest is accrued at 11%. There were no repayments of the principal in 2002, as a result of which two of these notes are overdue, representing an outstanding balance of R 26,413,000, which is included in the current portion of long-term debt in the accompanying consolidated balance sheet as at 31 December 2002. Management believes that Svyazinvest will not request penalty payments.

Stavtelesot. In 1997 the Company concluded an agreement under which Stavtelesot provided the Company with an unsecured, interest-free loan, maturing in 2011.

Vnesheconombank. In 1995–96, the Company concluded various contracts with foreign suppliers for the purchase of telecommunication equipment. The funds to pay for this were lent by a foreign bank (resident in the equipment supplier's jurisdiction) to Vnesheconombank, acting as the agent of the Russian federal government, which then lent them to the Company. All settlements are thus made by the Company through Vnesheconombank.

This liability was initially denominated in deutschemarks, and, following the introduction of the European currency, re-denominated in euros. Interest is accrued at 2 percentage points over the Plafon-S floating interest rate (approximately 6.5% in 2002). The liability is unsecured.

Following the economic crisis in Russia in 1998 and a significant appreciation of the deutschemark against the rouble, payments under the above contracts were suspended. Approximately R 578 million of the debt to Vnesheconombank is therefore overdue. This sum is included in the current portion of long-term loans in the accompanying consolidated balance sheet as at 31 December 2002. At present the Company is negotiating a restructuring of this liability (see Note 27, «Subsequent events»).

Siemens. On 14 December 1995, the Company entered into an agreement with Siemens AG (Germany), for the delivery and installation of telecommunication equipment. The Company's debt under this agreement is denominated in euros, and is repayable in equal instalments during 2003–08. Interest is accrued at 6% per annum. The loan is unsecured.

Iskratel. The Company's long-term liabilities to Iskratel are mainly amounts payable to Iskratel (Slovenia) for equipment. They are denominated in dollars and are repayable in instalments during 2003 and 2004. The agreement does not provide for interest payments. The liability as at 31 December 2002 was R 125,551,000, which represents the present value of future payments under the agreement. The Company recognises notional interest on this loan at the weighted average interest rate on its dollar-denominated interest-bearing borrowings, which in 2002 was approximately 7% per annum. The loan is unsecured.

Centre for Economic Development. In 2001 and 2002, the Company entered into various agreements with the Centre for Economic Development under which the Centre delivered telecommunication equipment to the Company. The corresponding liability is denominated in dollars. Part of these loans bears interest at 8% per annum. The interest-free element of the loans that is shown in the balance sheet as at 31 December 2002 represents the present value of corresponding future payments under the agreements. Interest is accrued at the weighted average interest rate on its similar dollar-denominated interest-bearing borrowings, which in 2002 was approximately 7% per annum. These loans are unsecured.

Ericsson Nicola Tesla. On 24 January 2001, the Company entered into an agreement with Ericsson Nicola Tesla (Croatia), under which Ericsson Nicola Tesla delivered telecommunication equipment to the Company. The amounts payable under this agreement are denominated in dollars and are repayable in instalments during 2003 and 2004. The agreement does not provide for interest payments. The liability shown in the accompanying balance sheet as at 31 December 2002 represents the present value of future payments under the agreement. The Company recognises notional interest on this loan at the weighted average interest rate on its similar dollar-denominated interest-bearing borrowings, which in 2002 were approximately 7% per annum. The loan is unsecured.

20. Obligations under finance leases

The Company has finance lease contracts for telecommunication equipment. The following table shows the future minimum lease payments under these contracts, together with the present value of the net minimum lease payments as at 31 December 2002.

R 000	Minimum payments	Present value of payments
Due within one year	181,865	112,901
Due after one year but within not more than five years	322,233	225,659
Total minimum lease payments	504,098	
Less amounts representing finance charges	(165,538)	
Present value of minimum lease payments	338,560	338,560

In 2002, the Company's major finance lease contracts were with Promsvyazleasing and RTC-Leasing (see also Note 25, «Related parties disclosures»). The effective interest rates on finance leases in 2002 were between 25% and 36% per annum.

The agreements with RTC-Leasing entitle the lessor to adjust the schedules of future lease payments in response to certain changes in the economic environment, particularly changes in the refinancing rate of the Central Bank of the Russian Federation.

21. Accounts payable and accrued liabilities

R 000	31 December 2002
Trade accounts payable	343,931
Advances received from subscribers	219,886
Accrued liabilities	34,856
Accounts payable for capital investments	374,845
Salaries and wages payable	182,474
Other accounts payable	186,266
Total	**1,342,258**

Taxes and social security payable

R 000	31 December 2002
Value-added tax	226,728
Profit tax	47,955
Property tax	40,108
Personal income tax	37,694
Sales tax	39,827
Unified social tax	71,548
Other taxes	40,313
Total	**504,173**

22. Provisions

The Company has recorded a provision for amounts payable to Svyazinvest for the non-fulfilment of terms of a joint-venture agreement, based on an interest rate of 25% per annum. The agreement was terminated in March 2003. Management expects to pay the liability to Svyazinvest between 1 July 2003 and 31 December 2003. See also Note 13, «Interests in joint ventures».

R 000	2002
As at 1 January 2002	40,580
Adjustment to provision on signing of final cancellation agreement	2,618
Monetary gain	(5,330)
As at 31 December 2002	**37,868**

The above adjustment to the provision of R 2,618,000 is included in 'Other revenues/(expenses), net' in the accompanying consolidated statement of operations for the year ended 31 December 2002.

23. Pension plans and employee benefits

In 2002, the Company made various payments to employees in addition to salary. These payments consisted mostly of financial aid to employees with disabilities and bonuses to employees who had not breached the Company's policies during the last fiscal year. Such benefits were included in 'Wages, salaries, compensation and social benefits' in the accompanying consolidated statement of operations for the year ended 31 December 2002, and amounted to approximately R 156 million.

In addition to statutory pension benefits, the Company also contributes to defined-benefit plans, which cover most of its employees. These plans are maintained by the non-government pension fund Telecom-Soyuz and the non-government pension fund of Stavropol District, neither of which is related to the Company. The plans provide for the payment of retirement benefits from the statutory retirement age, currently 55 for women and 60 for men. The benefits are based on a formula that takes into account the statutory minimum pension, length of service in both the Company and the telecommunications industry, average earnings on retirement and position in the Company. The benefits are not vesting, and are subject to the employee retiring from the Company on or after the statutory retirement age. Depending on the terms of the individual agreement, the Company contributes to the pension funds either a fixed percentage of the participating employee's salary or an absolute amount fixed in the agreement with the pension fund.

As described in Note 2, «Summary of significant accounting policies», the Company has not made an actuarial determination of the present value of its benefit obligation under these arrangements to allow it to record its obligation and the plans' assets as at 31 December 2002, and to make the disclosures required under IAS 19, *Employee Benefits*.

24. Commitments and contingencies

Insurance cover. The Russian insurance industry is still developing, and many forms of insurance protection common in other parts of the world are not yet generally available in Russia. During 2002, the Company did not maintain insurance cover on a significant part of its property, plant and equipment, or against business interruption risks or third-party liability in respect of property or environmental damage arising from accidents on the Company's property or relating to the Company's operations. Until the Company obtains adequate insurance cover, there is a risk that losses due to the destruction of certain assets could materially affect the Company's operations and financial position.

Litigation, claims and assessments. The Russian legal system is characterised by (a) inconsistencies between and among laws, presidential decrees and government, ministerial and local orders, decisions and resolutions and other acts; (b) conflicting local, regional and federal rules and regulations; (c) a lack of judicial and administrative guidance on interpreting legislation; (d) the relative inexperience of judges and courts in interpreting legislation; and (e) a high degree of discretion on the part of government authorities.

Management is unable to estimate what developments may occur in the Russian legal system, or the effect of any such developments on the Company's financial condition or on the results of its operations. The accompanying financial statements do not include any adjustment that might be required as a result of these uncertainties.

Capital investment commitments. As at 31 December 2002, the Company's total contractual commitments for capital investments in the modernisation and expansion of its network were approximately R 463,791,000, net of VAT, including R 245,883,000 under finance lease agreements. Management believes that other investments will be mostly financed by vendor financing and bank loans.

Finance lease. On 14 October 2002, the Company issued a guarantee for loans received by RTC-Leasing (see Note 25, «Related party disclosures») from Sberbank under a non-revolving credit facility of R 313,590,000. The loans were received by RTC-Leasing to finance expenditures related to lease agreements with the Company. The repayment of the funds borrowed and outstanding as at 1 June 2003 is in 17 equal quarterly instalments, starting on 7 August 2003. Interest is accrued at 22%.

25. Related party disclosures

Rostelecom. Rostelecom, a majority-owned subsidiary of Svyazinvest, is the primary provider of domestic long-distance and international telecommunications services in the Russian Federation. The Company has negotiated interconnection agreements with Rostelecom. The annual expense associated with traffic carried by Rostelecom and terminated outside the Company's network is included as interconnection charges in the statement of operations. Rostelecom also uses the Company's network to provide its subscribers and partner operators with incoming long-distance and international services. Related amounts included in the accompanying consolidated financial statements as at 31 December 2002 and for the year then ended are as follows.

R 000	2002
Channel rent and traffic charges paid to Rostelecom	1,243,496
Revenue from Rostelecom	19,391
Accounts payable to Rostelecom	134,698

RTC-Leasing. RTC-Leasing is an investee of Rostelecom. Rostelecom exercises control over the management, policies and day-to-day operations of RTC-Leasing. RTC-Leasing purchases telecommunication equipment from domestic and foreign suppliers and leases the equipment to other companies. The Company's obligations to RTC-Leasing under capital leases are included in the accompanying consolidated balance sheet as at 31 December 2002, and may be summarised as follows.

R 000	Minimum payments	Present value of payments
Due within one year	65,392	32,600
Due after one year but within not more than five years	159,205	99,006
Total minimum lease payments	224,597	
Less amounts representing finance charges	(92,991)	
Present value of minimum lease payments	131,606	131,606

The equipment was received at the end of December 2002, so no interest expense on these agreements was accrued in the accompanying consolidated statement of operations for the year ended 31 December 2002.

The Company has issued guarantees for certain loans received by RTC-Leasing from Sberbank (see Note 24, «Commitments and contingencies»).

Svyazinvest. The Company regards Svyazinvest as its parent entity. Until July 1997, Svyazinvest was wholly owned by the Russian government, which then sold 25% plus one share of the charter capital of Svyazinvest to the private sector.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons, including economic, strategic and national security considerations. Consequently, the government has exercised significant influence over the operations of Svyazinvest and its subsidiary companies, and may be expected to continue to do so.

The Government's influence is not confined to its shareholding in Svyazinvest. It has general authority to regulate tariffs, and to a limited extent it does regulate domestic long-distance tariffs. In addition, the RF Ministry for telecommunications and information technology has control over the licensing of providers of telecommunications services.

As at 31 December 2002, the Company had various loans payable to Svyazinvest outstanding (see Note 19, «Loans and borrowings»).

In 1998, the Company entered into a joint venture agreement with Svyazinvest (see Note 13, «Interests in joint ventures»). A provision for payments of R 37,868,000 to Svyazinvest in return for cancellation of the agreement (see Note 22, «Provisions») was included in the accompanying consolidated balance sheet as at 31 December 2002.

Joint venture with Westelcom. In 1995, the Company entered into a joint-venture agreement with Westelcom (see Note 13, «Interests in joint ventures»). In 1995–2001 Westelcom was an associated undertaking of Rostelecom, and in 2002 it became its subsidiary.

The Company's investees. The Company has concluded several agreements with Stavropolskaya Sotovaya Svyaz (Stavropol Mobile Network) and Stavtelesot allowing them to use the Company's network to provide services to their subscribers. Revenue received by the Company from such operations in 2002 was R 61,160.

Kuban GSM. Kuban GSM is a former associated undertaking of the Company (see Note 11, «Investments in associates») which provides mobile communication services in Krasnodar District and the Republic of Adygeya. In 2002, Kuban GSM was still considered a related party, as the managing director of the Company retains a position on the board of directors of Kuban GSM. The Company maintains several channel rent and traffic carriage agreements with Kuban GSM. Related income of R 131,066 and expenses of R 11,931 were included respectively in revenue and in interconnect charges in the accompanying consolidated statement of operations for the year ended 31 December 2002.

Transactions with state organisations. State organisations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. Certain entities financed by the government budget are users of the Company's network. These entities are generally charged lower tariffs, as approved by the RF Ministry for Anti-Monopoly Policy and Support of Business, than those charged to other customers. In addition, the government may by law require the Company to provide certain services in connection with national security and the detection of crime.

Government subscribers accounted for approximately 15% of trade accounts receivable as at 31 December 2002. Amounts outstanding from government subscribers as at 31 December 2002 were R 155,868,000.

Non-commercial partnership. A non-commercial partnership, the Centre for Research into Problems in the Development of Telecommunications, is an entity related to Svyazinvest. Under an agreement with this partnership, the Company provides financing for mutually beneficial projects undertaken by the partnership on behalf of the Company and other subsidiaries and associates of Svyazinvest. Payments to the partnership are included in 'other operating expenses' in the accompanying consolidated statement of operations for the year ended 31 December 2002, and amounted to R 71,740,000.

26. Financial instruments

Fair value. Management believes that the carrying values of the financial instruments included in the accompanying consolidated balance sheet as at 31 December 2002 is approximately equal to their fair value.

Interest-rate risk. The following table summarises, by maturity, the exposure of the Company's financial instruments to interest-rate risk as at 31 December 2002.

	<1 year	1–5 years	>5 years	Total
Fixed-rate instruments				
Short-term borrowings	(866,134)			(866,134)
Long-term borrowings	(829,123)	(634,405)	(32,483)	(1,496,011)
Obligations under finance leases	(112,901)	(225,659)		(338,560)
Floating-rate instruments				
Loans payable to Vnesheconombank	(797,633)	(271,861)		(1,069,494)

Interest on loans payable to Vnesheconombank is re-priced at intervals of less than one year.

Interest on financial instruments is classified as fixed-rate if it is fixed until the maturity of the investment.

27. Subsequent events

Issue of bonds. On 29 May 2003, the board of directors approved the issue of 1,500,000 documentary bearer non-convertible bonds with a face value of R 1,000. These bonds have six coupons, and interest payments are scheduled for every 182nd day from the first day of the placement. The interest rate is to be set by tender at the date of issue. The debentures are due to mature 1,092 days after the placement. As at 31 July 2003, none of these bonds had been placed.

Restructuring of the debt to Vnesheconombank. On 30 January 2003, the board of directors approved the restructuring of the debt to Vnesheconombank, in accordance with Government Decree No. 574 of 27 July 2002 (as amended on 17 July 2003). The new repayment schedule provides for the extension of payments to 2011, and the write-off of part of the debt if the new schedule is adhered to. This restructuring is subject to further approval by government bodies, and was not yet complete on 31 July 2003.

Sale of interest in Stavtelesot. On 23 January 2003, the Company's subsidiary Stavtelecom entered into an agreement to sell to Vympelcom-R, a major Russian mobile operator, a 41% indirect interest in Stavtelesot, a company providing mobile communications services in the Stavropol district of the Russian Federation (see Note 12, «Financial assets available for sale and other long-term assets»). The agreed price was $17.5 million (approximately R 557 million), and the sale was completed on January 31, 2003. This interest was acquired in connection with the reorganisation described in Note 1, «Corporate information», and was reflected as an investment held for sale in the balance sheet as at 31 December 2002. As at 31 July 2003, the Company still had a 10% interest in Stavtelesot.

Cancellation of Incombank loan. In 2003 the Company's loan obligation to Incombank (see Note 19, «Loans and borrowings») was purchased by Kollidiya. On 28 July 2003, the Company and Kollidiya reached a preliminary agreement under which Kollidiya will cancel the loan in return for $2.7 million (approximately R 81,701,000) and the Company's 10% interest in Stavtelesot. As at 31 July 2003 the agreement had not yet been concluded.

Loan agreements with Alfa-Bank. On 28 April 2003, the Company concluded an agreement with Alfa Bank to open a non-revolving line of

credit for up to R 300 million. Amounts borrowed under this agreement are repayable within one year. Interest is accrued at 15.5% per annum. Property, plant and equipment valued at approximately R 364 million was pledged as collateral for this agreement. As at 31 July 2003, the amounts borrowed under this agreement totalled R 300,000,000.

On 20 June 2003, the Company concluded an agreement with Alfa-Bank to open a non-revolving line of credit for up to R 438,000,000. Amounts borrowed under this agreement are repayable within one year. Interest is accrued at 14% per annum. Property, plant and equipment valued at approximately R 511 million was pledged as collateral for this agreement. As at 31 July 2003, the amounts borrowed under this agreement totalled R 438 million.

On 25 July 2003, the board of directors approved a credit agreement with Alfa-Bank for $19,070,000 (approximately R 578,883,000) and a related pledge of fixed assets valued at approximately R 696,360,000. The interest rate is fixed at 15%. The loan is due to mature in 2007.

Loan agreement with Sberbank. On 28 February 2003, the Company concluded an agreement with Sberbank of the Russian Federation to open a non-revolving line of credit for R 600 million, repayable in instalments on various dates from 23 November 2004 to 24 January 2006. Initially the interest rate was set at 20% per annum, and on 1 July 2003 it was reduced to 16% per annum. Property, plant and equipment valued at approximately R 730 million was pledged as collateral for this agreement. As at 31 July 2003, the amounts borrowed under this agreement totalled R 600,000,000.

Loan agreement with Promstroybank. On 16 May 2003, the Company concluded an agreement with Promstroybank to open a non-revolving line of credit for R 1,000 million. Under the initial terms of the agreement the loan was repayable on 18 August 2003. Under an addendum, the agreement was extended to 14 October 2003. Interest is accrued at 12% per annum until 18 August 2003, and at 13% from 19 August 2003 to 14 October 2003. Property, plant and equipment valued at approximately R 1,065 million was pledged as collateral for this agreement. As at 31 July 2003, the amounts borrowed under this agreement totalled R 1,000 million.

Implementation of Oracle software. On 28 May 2003, the board of directors approved an agreement with Otkritiye Technologii 98 (Open Technologies 98) to purchase Oracle E-Business Suite for $21,707,000 (approximately R 689,944,000).

Purchases of telecommunications equipment. On 19 May 2003, the Company concluded several agreements with Technoserv A/S for a total of $14,890,000 (approximately R 473,270,000), under which Technoserv is to deliver and install telecommunications equipment.

Lease agreements with RTC-Leasing. In 2003 the Company concluded a number of capital lease agreements with RTC-Leasing. The cost of the equipment acquired under these agreements, together with its installation and other services subject to capitalisation, was approximately R 1,756 million, and related undiscounted future lease payments amounted to approximately R 3,068 million.

Agreement of equipment insurance. On 28 March 2003 the Company concluded an insurance agreement with Rosgosstrakh-Yug for the insurance of electronic equipment for a period of one year. The total premium is R 5,281,346,000.

Dividends. On 25 June 2003, the Company's annual general meeting approved dividends for 2002 of R 0.1607 per preference share and R 0.0812 per ordinary share. The total dividend pay-out announced was R 396,619,000. Dividends for the year ending 31 December 2002 are payable during 2003, and will be recognised in the financial statements as at and for the year ending 31 December 2003. (See also Note 7, «Dividends paid and proposed».)

Tariffs for telecom services. With effect from 1 July 2003, monthly subscriptions for city population were increased by approximately 23.4%, for rural population by 25%, and for businesses by 20.7%.

Telecommunications reforms. A new law «On Telecommunications» is to come into effect on 1 January 2004.

In 2003, Rostelecom reformed the system of settlements with regional operators for domestic long-distance traffic. Under the existing method, known as the integral settlement rate (ISR), settlements between Rostelecom and the regional operators are based on the transmission of one minute of domestic transit traffic through 50 kilometres of Rostelecom's networks. The ISR has two components – a linear component, and a termination charge which is based on the weighted average of incoming and outgoing traffic. The ISR is set once a year on the basis of the traffic data for the preceding year, which distorts the economic benefits and costs of providing and terminating transit traffic in the year it is applied.

Under the planned changes, full consideration is expected to be given to the cost of Rostelecom carrying and the benefits that the Company derives from terminating domestic long-distance traffic. The new system would allow the Company to receive revenues for terminating domestic long-distance traffic on the basis of actual volumes of traffic in the current period, increasing the transparency and timeliness of settlements.

On 1 August 2003, the Company signed the new interconnection agreement with Rostelecom.

Management cannot currently predict the effect of these changes on the Company's operations.

Contacts

Annex 2.

PJSC SOUTHERN TELECOMMUNICATIONS COMPANY

Postal address: 66 Karasunskaya street, Krasnodar, 350000 Russia
Phone: +7 (8612) 53 20 56, fax: +7 (8612) 53 25 30

Managing Director

Ivan Fedorovich Ignatenko
Phone: +7 (8612) 53 20 56, fax: +7 (8612) 53 25 30
operator@mail. stcompany. ru

Deputy Managing Director on Corporate Management

Andrey Alexandrovich Litvinov
Phone: +7 (8612) 53 47 75, fax: +7 (8612) 53 47 75
litvinov@mail. stcompany. ru

Director of Corporate Management and Securities Department

Ivan Ivanovich Ignatenko
Phone: +7 (8612) 59 17 11, +7 (8612) 53 19 69
ocb@mail. stcompany. ru

Investor Relations Executive

Pavel Yurievich Maleev
Phone: +7 (8612) 53 20 30, fax:+7 (8612) 53 19 69
pmaleev@mail. stcompany. ru

Head of Public Relations Department

Ekaterina Grigorievna Zorkina
Phone: +7 (8612) 59 56 99, fax: +7 (8612) 53 57 56
pr@mail. stcompany. ru

AVK-Securities & Finance Ltd.

Postal address: 197101 Russia, Saint-Petersburg, pr. Kamennoostrovsky 10
Phone: +7 (812) 230 77 33, 326 82 04, fax: +7 (812) 237 06 50

General Director, large foreign investor relations
Dmitri Evgenievich Ivanter
Phone: +7 (812) 230 77 33, fax: +7 (812) 237 06 50
ivanter@mail. avk. ru

Head of Research Department, project manager
Svetlana Yurievna Palyanova
Phone: +7 (812) 327 33 99, fax: +7 (812) 279 66 05
research@mail. avk. ru

Lead Telecommunications Analyst
Irina Sergeevna Semenova
Phone: +7 (812) 327 33 99, fax: +7 (812) 279 66 05
semenova@mail. avk. ru

file N 333-86928 (12g3-2(b) exemption)

Public Joint -Stock Company
"Southern Telecommunications Company"
Location: 66, Karasunskaya Street, Krasnodar, 350000.

Dear shareholder!

The shareholders of "Southern Telecommunications Company" PJSC are hereby informed that the Annual General Shareholders' Meeting will be held on **June 30, 2004** at 11:00 a.m. Moscow time.
Venue : "Health-care center "Orbita" OJSC, village Olginka, Tuapse Region, Krasnodar Territory.
Form: in praesentia (joint personal presence)

Registration of shareholders will be held on June 30, 2004 from 9:00 a.m. Moscow time at the address: "Health-care center "Orbita" OJSC, village Olginka, Tuapse Region, Krasnodar Territory.

Register of "UTK" PJSC shareholders is kept by "Registrator-Svyaz" CJSC, location of the Registrar: 15A, Kalanchevskaya Str., Moscow, 107078, phone/fax: (8095) 975-36-05, e-mail: regsw@asvt.ru

List of shareholders entitled to participate in the Annual General Shareholders' Meeting is made on the basis of records in the shareholders' register as of May 14, 2004.

Agenda of the Annual General Shareholders' Meeting:

1. Approval of annual report, balance sheet, income statement and profits and losses allocation report on the basis of the reported fiscal year 2003 financial results.
2. Approval of 2003 dividend size, form and time of its payment under each category and type of shares.
3. Election of the members to the Company's Board of Directors.
4. Election of the members to the Company's Auditing Commission.
5. Approval of the Company's auditor for the year 2004.
6. Determination of the size of annual remuneration to be paid to the members of the Board of Directors.
7. Introduction of amendments and additions to the Company's Charter.
8. Introduction of amendments and additions to the Company's Statute on the Board of Directors.
9. Introduction of amendments to the Company's Statute on the Management Board.
10. Introduction of amendments to the Company's Statute on the Auditing Commission.

Shareholders – holders of the Company's common shares are entitled to vote on all the items of the agenda of the Annual General Shareholders' Meeting.

Shareholders can familiarize themselves with materials on agenda items prepared for the Annual General Shareholders' Meeting after June 10, 2004 at the address: 66, Karasunskaya Str., Krasnodar, 350000, phone: (8612) 59-21-56, on the Company's web-site: http://www.stcompany.ru and at "UTK" PJSC branches' offices located at:

- "Electrosvyaz of Adygeya Republic": 22a, Zhukovskogo Str., Maykop, Adygeya Republic, phone: (87722) 2-17-83;
- "Svyazinform" Astrakhan Region": 7/8, Teatraljny per.,Astrakhan, phone: (8512) 22-18-30;
- "Volgogradelectrosvyaz": 9, Mira Str., Volgograd, phone: (8442) 33-64-01;
- "KabBalktelecom": 14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, phone: (86622) 2-21-02
- "Electrosvyaz" Kalmykia Republic": 255, Lenin Str., Elista, Kalmykia Republic, phone: (84722) 6-12-80;
- "Karachaevo-Cherkesskelectrosvyaz: 17, Soyuzny per., Cherkessk, Karachaevo-Cherkessian Republic, phone: (87822) 5-43-88
- Rostovelectrosvyaz": 47, Bratski per., Rostov-on-Don, phone: (8632) 44-22-01;
- "Sevosetinelectrosvyaz": 8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, phone: (8672) 53-44-21;
- "Electrosvyaz " Stavropol Territory": 10/12, Oktyabrskoi Revolutsii pr., Stavropol, phone: (8672) 35-11-12;
- "Yugtaksofon": 12, Klubnaya Str., Krasnodar, tel. (8612) 54-28-10;
- "Center of New Technologies": 59, Krasnaya Str., Krasnodar, (8612) 62-05-53;
- "Training and Production Center": 1, Industrialnaya St., Krasnodar, phone: (8612) 68-96-19.

A shareholder (his proxy) has the right to vote ahead of schedule by sending duly filled voting instruction cards to the address: 66, Karasunskaya Str., Krasnodar, 350000. Votes in the voting instruction cards submitted no later than two days before the opening of the Annual General Shareholders' Meeting (prior to June 27, 2004 inclusive) will be taken into account when determining the quorum and summing up voting results on the agenda items.

If proxy voting is to be made by submitting voting instruction cards to the Company, the proxy should attach Power of Attorney or its duly attested copy or a document confirming the proxy's rights to act on behalf of a shareholder – juridical person without the Power of Attorney to the voting instruction card.

Shareholders taking part in the Annual General Shareholders' Meeting in person should present identification documents and voting instruction cards received by post.

Any shareholder entitled to participate in General Shareholders' Meeting may send his proxy to take part in the Meeting.

Authority of a shareholder's proxy – natural person should be confirmed by Power of Attorney attested notarially or in any other way in compliance with Civil Code of the Russian Federation.

Authority of a shareholder's proxy – juridical person should be confirmed by Power of Attorney attested by such shareholder or by the document confirming the proxy's rights to act on behalf of the shareholder – juridical person without Power of Attorney.

Distribution of profits of "UTK" PJSC
(including annual dividends for the year 2003)

1. Main directions of retained earnings distribution in 2003.

№№	Description	Unit	2003	
			Approved by the General Shareholders' Meeting	Report
1	2	3	4	5
1.	Opening balance of the retained earnings of the past years to be distributed, as of 01.01.03 г.	RUR ths	36804	36804
	Directions of its allocation:			
a)	For covering losses	RUR ths		
b)	For creating reserves			
c)	For increase of share capital with regard to retained profit of the past years	RUR ths	36804	36804
2.	Retained earnings of the reported year	RUR ths	1561915	1561915
	Main directions of distribution of retained earnings of the reported year:			
a)	For covering losses of the past years			
b)	For creating reserves Percentage ratio to net profit	RUR ths %	1629 0,1	1629 0,1
c)	For creating a special fund of employees (if it is provided for by the Company's constituent documents) Percentage ratio to net profit %	RUR ths %		
d)	For dividend payment Percentage ratio to net profit	 %	396618 25,4	396618 25,4
e)	For increase of share capital with regard to retained profit of the reporting year Percentage ratio to net profit	RUR ths %	1163668 74,5	1163668 74,5

2. Main directions of retained earnings distribution in 2004.

№№	Description	Unit	2004
			Plan
1	2	3	4

1.	Retained earnings of the reported year	RUR ths	1080437
	Main directions of distribution of retained earnings of the reported year:		
a)	For covering losses of the past years	RUR ths.	
b)	For creating reserves Percentage ratio to net profit	RUR ths %	
c)	For creating a special fund of employees (if it is provided for by the Company's constituent documents) Percentage ratio to net profit	RUR ths %	
d)	For dividend payment Percentage ratio to net profit	RUR ths %	348438,6 32,25
e)	For increase of share capital with regard to retained profit of the reporting year Percentage ratio to net profit	RUR ths %	731998,4 67,75

3) The order of payment dividends for the fiscal year 2003:

a) preferred share dividend amounting to 0.11114 ruble per one share. Dividend should be paid in cash prior to August 29, 2004;

b) common share dividend amounting to 0.08120 rubles per one share. Dividend should be paid in cash prior to December 31, 2004.

Information about the Auditor

Full registered name: ***CJSC «Ernst and Young Vneshaudit»***

Location: Building 1-1A, 20/12, Podsosenskiy per., Moscow 103062 Russian Federation.

State registration: № 033.468 of 1027739199333 series, issued by Moscow Registration Chamber on August 30, 1994.

License for audit services including general and bank audit as well as audit of insurance companies, funds and exchanges № E003246, stated by the Order №9 of Ministry of Finance of the Russian Federation on January 17, 2003, period of validity - 5 years

REPORT

of the Auditing Commission on the results of the audit of "UTK" PJSC business and financial operations, annual accounting reports and reliability of data contained in the Company's annual report and annual financial accounts for the year 2003.

April 30, 2004 Moscow

Pursuant to the Charter and the Provisions on the Auditing Commission of the Public Joint Stock Company "Southern Telecommunications Company" , the Company's Auditing Commission consisting of:

Natalia Vladimirovna Boyarskikh
Lyubov Aleksandrovna Greseva
Vladimir Vladimirovich Kozin
Irina Viktorovna Prokofyeva
Kirill Viktorovich Frolov

has performed an audit of the annual financial accounts for the year 2003.

The audit was carried out from April 12 to April 30, 2004 in the following directions:

- reliability of data contained in the Company's annual report and annual financial accounts for the year 2003;
- procedures of accounting record keeping and presenting financial accounts for 2003.

General information

Full registered name	Public Joint-Stock Company "Southern Telecommunications Company"
Abbreviated name	"UTK" PJSC
Seat	66, Karasunskaya St., Krasnodar, Krasnodar Territory, 350000
Postal address	66, Karasunskaya St., Krasnodar, Krasnodar Territory, 350000
State registration	Certificate № 494 A series of 20 May 1994 granted by the Krasnodar City Registration Chamber to "Kubanelectrosvyaz" PJSC and registration of "Southern Telecommunications Company" PJSC of June 28,2001.
Persons responsible for the Company's financial and business operation during the period under audit:	Vladimir Lukich Gorbachev (till 25 December 2003) – General Director Ivan Fyodorovich Ignatenko (from 25 December 2003) – General Director Svetlana Gennadievna Fefilova (till 3 February 2003)– Chief Accountant Tatyana Viktorovna Rusinova (from 3 February 2003)– Chief Accountant

General Shareholders' Meeting is the Company's supreme governing body. Board of Directors headed by Chairman acts as the Company's supreme governing body during intervals between the Meetings. Management Board headed by General Director is "UTK" PJSC executive organ.

The present audit revealed the following:

The present audit proved the conformity of the Company financial and business operations with Civil Code of the Russian Federation, Tax Code of the Russian Federation and other applicable legislation of the Russian Federation.

Preparation of the statutory accounting reports of "Southern Telecommunications Company" PJSC met the requirements of the Federal Law No 129-FZ of November 21, 1996 «On Accounting» (Amended and Restated), Regulations on Accounting approved by the Order of the Ministry of Finance of the Russian Federation №34n of July 29, 1998, Order of the Ministry of Finance of the Russian Federation №43n of July 06, 1999 "On approving Regulations on accounting " Accounting reports of an enterprise" (PBU 4/99), Order of the Ministry of Finance of the Russian Federation № 67n of July 22, 2003 "On the forms of financial accounts of enterprises".

The audit was made on a sample basis, and comprised test-based study of proofs supporting the values and exposure of information on the business activities in the financial accounts.

In the audited period the corporate integrated system of bookkeeping "SINKOPA - BUKHUCHYOT-1" was being introduces in the branches of the Company. The said system is not certificated. This system presupposes repeated input of system commands as well as manual corrections. There is a risk of data distortion during manual input of information.

Except for the abovementioned facts, the Company's Auditing Commission has not revealed serious violations of the established procedures of bookkeeping and preparation of statutory accounting reports which might influence significantly the reliability of the financial accounts.

Financial accounts of "Southern Telecommunications Company" PJSC present full and objective information on its financial and business operations and performance results, necessary for efficient management and control as well as for its presentation to investors, suppliers, customers, creditors, tax and financial authorities, banks and other interested organizations and persons.

Conclusion

In the opinion of the members of the Auditing Commission financial accounts of "Southern Telecommunications Company" PJSC are prepared in the way to present, in all material respects, the assets and liabilities of "Southern Telecommunications Company" PJSC as of 31 December 2003 and its financial results for the year 2003 in compliance with the Federal Law "On Accounting" No. 129-FZ of November 21, 1996 and the normative documents of the Ministry of Finance of the Russian Federation (Orders № 34n of 29.07.98 (amended and restated), № 43n of 06.07.99, № 67n of 22.07.2003).

Chairman of the Auditing Commission — I.V. Prokofyeva

Members of the Auditing Commission

N.V. Boyarskikh

L.A. Greseva

V.V. Kozin

K.V. Frolov

Information on the expressed consent of the candidates to be elected the members of the Company's governing bodies

Governing Body of the Company	Name	Information on the expressed consent
1	2	3
Board of Directors	Stanislav Petrosovich Avdiyants	consent in writing obtained 30.01.2004
	Vadim Yevgenyevich Belov	consent in writing obtained 30.01.2004
	Mikhail Borisovich Vasilyev	consent in writing obtained 06.01.2004
	Igor Vilgelmovich Volkovyski	consent in writing obtained 30.01.2004
	Vladimir Lukich Gorbachev	consent in writing obtained 30.01.2004
	Vladimir Vladimirovich Dudchenko	consent in writing obtained 06.01.2004
	Dmitry Georgievich Yefimov	consent in writing obtained 16.01.2004
	Ivan Fyodorovich Ignatenko	consent in writing obtained 30.01.2004
	Denis Viktorovich Kulikov	consent in writing obtained 15.01.2004
	Andrey Vladimirovich Morozov	consent in writing obtained 06.01.2004
	Stanislav Nikolaevich Panchenko	consent in writing obtained 30.01.2004
	Iliya Vladimirovich Ponomaryov	consent in writing obtained 30.01.2004
	Georgy Alekseevich Romsky	consent in writing obtained 30.01.2004
	Elena Vladimirovna Umnova	consent in writing obtained 30.01.2004
	Irina Petrovna Ukhina	consent in writing obtained 30.01.2004
	Andrei Anatolyevich Shchepilov	consent in writing obtained 30.01.2004

Auditing Commission	Lyubov Aleksandrovna Greseva	consent in writing obtained 30.01.2004
	Lyubov Yuryevna Podgornaya	consent in writing obtained 30.01.2004
	Irina Viktorovna Prokofyeva	consent in writing obtained 30.01.2004
	Natalia Valeryevna Uzlova	consent in writing obtained 30.01.2004
	Natalia Petrovna Utina	consent in writing obtained 30.01.2004

Draft of amendments and additions to the Company's Charter.

item 6.8. of Article 6 shall be stated as follows: «6.8. An increase of the authorized capital of the Company by placing additional common shares in a public subscription, where the number of shares additionally placed in an open subscription exceeds 25 percent of common shares previously placed by the Company, shall be based on a resolution of the General Meeting of Shareholders of the Company passed by a majority of three quarters of votes of the holders of the Company's voting shares attending the Meeting";

subitem 8 of item 12.2 Article 12 shall be stated as follows: «8) An increase of the authorized capital of the Company by placing additional common shares in a public subscription, where the number of shares additionally placed in an open subscription exceeds 25 percent of common shares previously placed by the Company, in which case a decision may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;"

subitem 11 of item. 13.4 Article 13 shall be stated as follows: «11) approval of the resolutions on issue of securities, security prospectuses, reports on the results of issuance of the Company's securities, reports on the results of purchase of the Company's shares for the purpose of their redemption";

subitem 22 of item. 13.4 Article 13 shall be stated as follows: «22) determination of the main principles of the Company's organizational structure";

subitem 32 of item. 13.4 Article 13 shall be stated as follows: «32) appointment and dismissal of the Company's Corporate Secretary, and approval of Provisions on the Company's Corporate Secretary and on the Office of the Company's Corporate Secretary»;

subitem "39" shall be added to item. 13.4 of Article 13 of the Charter and shall read as follows: «39) approval of the Company's Corporate Governance Code, introduction of amendments and additions into it";

subitems 39, 40 of item 13.4 of Article 13 of the Charter shall be considered subitems 40, 41 accordingly;

paragraphs "3" and "4" shall be added to item. 13.6 of Article 13 of the Charter and shall read as follows: "Decisions on the issues specified in subitem 21 of item 13.4 of the present Charter shall be approved by the majority of votes of the independent directors having no self-interest in the transaction.

Should all members of the Company's Board of Directors be considered interested persons and (or) they are not independent directors, the transaction can be approved by the resolution of the General Shareholders' Meeting by majority of votes of all voting shareholders having no self-interest in the transaction";

subitem "18" shall be added to item 14.4 of Article 14 of the Charter and shall read as follows: «18. approval of the organizational structure of the Company, including the essential functions of the structural units".

Draft of amendments and additions to the Company's Statute on the Board of Directors

Paragraph 3 in item 6.5 of Article 6 shall be deleted;

Paragraphs 1, 2, 4 in item 6.5 of Article 6 shall be considered paragraphs 1,2,3 accordingly;

Paragraphs 1-3 in item 6.5. of Article 6 shall be stated as follows: « Notice of the meeting of the Board of Directors shall be mailed to each member of the Board of Directors together with all necessary materials 14 (fourteen) days before the date of the meeting at the latest.

Should none of the members of the Board of Directors have any objections, the abovementioned notification period may be shortened in case of necessity to adopt resolutions on some urgent issues

Should the meeting of the Board of Directors be quickly convened pursuant to the applied legislation, period of notification shall be shortened";

Item 7.3. of article 7 shall be stated as follows: "7.3. Remuneration to each member of the Board of Directors shall be paid quarterly in the amount of RUR 200 thousand.

Quarterly remuneration to the Chairman of the Board of Directors shall be rated by a raising factor 1.5.

Remuneration to a member of the Board of Directors shall be reduced by:

30 percent – should he attend less than a half of the Board of Directors meetings being held in the form of joint personal presence;

100 percent – should he participate in less than a half of all the Board of Directors sessions being held.

Remuneration for the quarter in which the Board of Directors has been reelected shall be paid to the members of the Board of Directors in proportion to the time actually served in such a quarter";

Item 7.4. of article 7 shall be stated as follows: «7.4. The annual remuneration for the entire body of the Board of Directors of the Company shall be rated as a sum of percentage of:

- the Company's EBITDA for the reported year as per the Company's financial statements in accordance with IAS;
- the Company's net profit allocated to dividend payment according to the financial results of the reporting year;

The annual remuneration shall be distributed among all the directors equally.

The annual remuneration to a member of the Board of Directors shall be reduced by 50 percent, should he attend less than a half of the Board of Directors meetings being held during his term of office";

Item 7.5. of article 7 shall be stated as follows: «7.5. The rate (percentage) of deductions for calculation of the annual remuneration shall be defined by a resolution of the General Shareholders' Meeting electing the current membership of the Board of Directors.";

Item 7.6. of article 7 shall be stated as follows: «7.6. The annual remuneration shall be paid to a member of the Board of Directors no later than three months after termination of the term of office of the current membership of the Board of Directors »;

Item 7.7. of article 7 shall be stated as follows: «7.7. Should a Director be also a member of a Board of Directors' Committee, the bonus of RUR 40 thousand shall be paid to him in addition to his quarterly remuneration; a Director shall not be at the same time a member of more than two Committees of the Board of Directors.

This bonus for the Chairman of a Board of Directors' Committee shall be rated by a raising factor 1.25».

Draft of amendments to the Company's Statute on the Management Board.

Article 6 shall be stated as follows:

«6.Remuneration to the members of the Management Board and compensation of expenses associated with discharge of their duties

6.1. Members of the Management Board of the Company shall receive remuneration and compensation of expenses associated with discharge of their duties as the members of the Management Board.

6.2. Percent of deductions for calculation of the size of remuneration, size of remuneration and its distribution among the members of the Management Board shall be determined by the resolution of the Company's Board of Directors».

6.3. Members of the Management Board shall have the right to take part in optional programs of the Company.»

Draft of amendments to the Company's Statute on the Auditing Commission.

Clause 7.4. shall be stated as follows:

«7.4. Remuneration to each member of the Auditing Commission during execution of his duties shall be paid quarterly in the amount of RUR 150 thousand.
Quarterly remuneration to the Chairman of the Auditing Commission shall be rated by a raising factor 1.3».

«Compensation to a member of the Auditing Commission for the quarter in which the Auditing Commission was re-elected is paid in proportion to hours worked.»

Information on the candidates to the Board of Directors of "UTK" PJSC included in the voting instruction card for AGM dated 30.06.2004

Name	*Shareholder who noninated*	*Date of birth*	*Background*	*Position*	
nislav Petrosovich Avdiyants	"Svyazinvest" PJSC	1946	higher	"Svyazinvest" PJSC	Executive Director – Director of the Department for Economic and Tariff Policy
dim Yevgenyevich Belov	"Svyazinvest" PJSC	1958	higher	"Svyazinvest" PJSC	Deputy General Director
khail Borisovich Vasilyev	"Lindsell Enterprises Limited", "Reardon Enterprises Ltd"	1954	higher	Representative Office of "NCH Advisors Inc." in Saint Petersburg	Head of the Representative Office of "NCH Advisors Inc." in Saint Petersburg
r Vilgelmovich Volkovyski	"Svyazinvest" PJSC	1945	higher	Board of the Presidential Plenipotentiary in the Southern Federal District	Head of Administrative Department
/ladimir Lukich Gorbachev	"Svyazinvest" PJSC	1950	higher	Committee for Energy, Transport and Communications of the RF State Duma	Deputy of the RF State Duma, 1st Vice-chairman of the Committee for Energy, Transport and Communications
adimir Vladimirovich Dudchenko	"Lindsell Enterprises Limited", "Reardon Enterprises Ltd"	26.05.1905	higher	Representative Office of "NCH Advisors Inc." in Moscow	Head of Analytical Department

mitry Georgievich Yefimov	"Red Hand Investments Limited"	1962	higher	Investor Protection Association (non-commercial organization) , Moscow	Head of the Independent Directors Group
Ivan Fyodorovich Ignatenko	"Svyazinvest" PJSC	1945	higher	"UTK" PJSC	General Director
enis Viktorovich Kulikov	"Red Hand Investments Limited"	1975	higher	Investor Protection Association (non-commercial organization) , Moscow	Expert
ndrey Vladimirovich Morozov	"Lindsell Enterprises Limited", "Reardon Enterprises Ltd"	1978	higher	Representative Office of "NCH Advisors Inc." in Moscow (consulting)	Legal expert
anislav Nikolaevich Panchenko	"Svyazinvest" PJSC	1945	higher	"Svyazinvest" PJSC	Deputy General Director
iya Vladimirovich Ponomaryov	"Svyazinvest" PJSC	1970	higher	"Svyazinvest" PJSC	Head of the section, Department of Economic Planning and Budget
eorgy Alekseevich Romsky	"Svyazinvest" PJSC	1956	higher	"Svyazinvest" PJSC	Deputy General Director
Elena Vladimirovna Umnova	"Svyazinvest" PJSC	1954	higher	"Svyazinvest" PJSC	Director, Finance Department
ina Petrovna Ukhina	"Svyazinvest" PJSC	1945	higher	"Svyazinvest" PJSC	Deputy Director, Department of Corporate Governance
ndrei Anatolyevich Shchepilov	"Svyazinvest" PJSC	1977	higher	"Svyazinvest" PJSC	Head of the section, Securities Department

Information on the candidates to the Auditing Commision of "UTK" PJSC included in the voting instruction card for AGM dated 30.06.2004

Name	***Shareholder who noninated***	***Date of birth***	***Background***	***Position***
ι Viktorovna Prokofyeva	"Svyazinvest" PJSC	1968	higher	Head of the section for Internal Audit, "UTK" PJSC
bov Aleksandrovna Greseva	"Svyazinvest" PJSC	1976	higher	Senior specialist, Department for Internal Audit, "Svyazinvest"
bov Yuryevna Podgornaya	"Svyazinvest" PJSC	1965	higher	Head of the section for Internal Audit, "UTK" PJSC
ılia Valeryevna Uzlova	"Svyazinvest" PJSC	1978	higher	Deputy head of the business accounting section, "Svyazinvest" OJSC
ılia Petrovna Utina	"Svyazinvest" PJSC	1961	higher	Head of the section, Department for Economic Planning and Budget, "Svyazinvest" OJSC

Draft resolutions on the agenda items of the Annual General Shareholders' Meeting of "Southern Telecommunications Company" PJSC to be held on 30 June, 2004

Agenda items	Draft resolutions
Approval of annual report, balance eet, income statement and profits and sses allocation report on the basis of e reported fiscal year 2003 financial sults.	To approve of annual report, balance sheet, income statement and profits and losses allocation report on the basis of the reported fiscal year 2003 financial results.
Approval of the size of annual vidend for the year 2003	To pay the following dividend for the fiscal year 2003: a) preferred share dividend amounting to 0.11114 ruble per one share. Dividend should be paid in cash prior to August 29, 2004; b) common share dividend amounting to 0.08120 rubles per one share. Dividend should be paid in cash prior to December 31, 2004.
Election of the members to the ompany's Board of Directors	To elect the following members to the Company's Board of Directors:[1] - Stanislav Petrosovich Avdiyants - Executive Director – Director of the Department for Economic and Tariff Policy, "Svyazinvest" OJSC - Vadim Yevgenyevich Belov, Deputy General Director, "Svyazinvest" OJSC - Mikhail Borisovich Vasilyev - Head of the Representative Office of "NCH Advisors Inc." in Saint Petersburg - Igor Vilgelmovich Volkovyski - Head of Administrative Department of the Board of the Presidential Plenipotentiary in the Southern Federal District - Vladimir Lukich Gorbachev – Deputy of the RF State Duma, 1st Vice-chairman of the Committee for Energy, Transport and Communications - Vladimir Vladimirovich Dudchenko - Head of Analytical Department, Representative Office of "NCH Advisors Inc." in Moscow - Dmitry Georgievich Yefimov – Head of the Independent Directors Group, Investor Protection Association (non-commercial organization) , Moscow - Ivan Fyodorovich Ignatenko – General Director, "UTK" PJSC - Denis Viktorovich Kulikov – Expert, Investor Protection Association (non-commercial organization) , Moscow

t is to be elected 11 members from 16 candidates

Agenda items	Draft resolutions
	- Andrey Vladimirovich Morozov – Legal expert, Representative Office of "NCH Advisors Inc." in Moscow (consulting) - Stanislav Nikolaevich Panchenko - Deputy General Director, "Svyazinvest" OJSC - Iliya Vladimirovich Ponomaryov – Head of the section, Department of Economic Planning and Budget, "Svyazinvest" OJSC - Georgy Alekseevich Romsky - Deputy General Director, "Svyazinvest" OJSC - Elena Vladimirovna Umnova – Director, Finance Departmenr, "Svyazinvest" OJSC - Irina Petrovna Ukhina - Deputy Director, Department of Corporate Governance, "Svyazinvest" OJSC - Andrei Anatolyevich Shchepilov – Head of the section, Securities Department, "Svyazinvest" OJSC
Избрание членов Ревизионной миссии Общества	To elect the following members to the Company's Auditing Commission: - Lyubov Aleksandrovna Greseva - Senior specialist, Department for Internal Audit, "Svyazinvest" PJSC - Lyubov Yuryevna Podgornaya – Head of the section for Internal Audit, "UTK" PJSC - Irina Viktorovna Prokofyeva - Director of the Department for Internal Audit, "Svyazinvest" PJSC - Natalia Valeryevna Uzlova – Deputy head of the business accounting section, "Svyazinvest" OJSC - Natalia Petrovna Utina – Head of the section, Department for Economic Planning and Budget, "Svyazinvest" OJSC
Approval of the Company's auditor the year 2004.	To appoint CJSC "Ernst and Young Vneshaudit" as the Company's Auditor for the year 2004
Determination of the size of annual nuneration to be paid to the members the Board of Directors	To determine the following metrics (percentage) of the annual remuneration to be paid to the members of the Board of Directors: - 0,17% the Company's EBITDA for the reported year as per the Company's financial statements in accordance with IAS; - 0,23% the Company's net profit allocated to dividend payment according to the financial results of the reporting year.
Introduction of amendments and ditions to the Company's Charter.	To approve the following amendments and additions to the Company's Charter: item 6.8. of Article 6 shall be stated as follows: «6.8. An increase of the authorized capital of the Company by placing additional common shares in a public subscription, where the number of shares additionally placed in an open subscription exceeds 25 percent of common shares previously placed by the Company, shall be based on a resolution of the General Meeting of Shareholders of the Company passed by a majority of three quarters of votes of the holders of the Company's voting shares attending the Meeting"; subitem 8 of item 12.2 Article 12 shall be stated as follows: «8) An increase of the authorized capital of the Company by placing additional common shares in a public subscription, where the number of shares additionally placed in an open subscription exceeds 25 percent of common shares previously placed by the

Agenda items	Draft resolutions
	Company, in which case a decision may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;" subitem 11 of item. 13.4 Article 13 shall be stated as follows: «11) approval of the resolutions on issue of securities, security prospectuses, reports on the results of issuance of the Company's securities, reports on the results of purchase of the Company's shares for the purpose of their redemption"; subitem 22 of item. 13.4 Article 13 shall be stated as follows: «22) determination of the main principles of the Company's organizational structure"; subitem 32 of item. 13.4 Article 13 shall be stated as follows: «32) appointment and dismissal of the Company's Corporate Secretary, and approval of Provisions on the Company's Corporate Secretary and on the Office of the Company's Corporate Secretary»; subitem "39" shall be added to item. 13.4 of Article 13 of the Charter and shall read as follows: «39) approval of the Company's Corporate Governance Code, introduction of amendments and additions into it"; subitems 39, 40 of item 13.4 of Article 13 of the Charter shall be considered subitems 40, 41 accordingly; paragraphs "3" and "4" shall be added to item. 13.6 of Article 13 of the Charter and shall read as follows: "Decisions on the issues specified in subitem 21 of item 13.4 of the present Charter shall be approved by the majority of votes of the independent directors having no self-interest in the transaction. Should all members of the Company's Board of Directors be considered interested persons and (or) they are not independent directors, the transaction can be approved by the resolution of the General Shareholders' Meeting by majority of votes of all voting shareholders having no self-interest in the transaction"; subitem "18" shall be added to item 14.4 of Article 14 of the Charter and shall read as follows: «18. approval of the organizational structure of the Company, including the essential functions of the structural units".
Introduction of amendments and ditions to the Company's Statute on Board of Directors	To approve the following amendments and additions to the Company's Statute on the Board of Directors: Paragraph 3 in item 6.5 of Article 6 shall be deleted; Paragraphs 1, 2, 4 in item 6.5 of Article 6 shall be considered paragraphs 1,2,3 accordingly; Paragraphs 1-3 in item 6.5. of Article 6 shall be stated as follows: « Notice of the meeting of the Board of Directors shall be mailed to each member of the Board of Directors together with all necessary materials 14 (fourteen) days before the date of the meeting at the latest. Should none of the members of the Board of Directors have any objections, the abovementioned notification period may be shortened in case of necessity to adopt resolutions on some urgent issues Should the meeting of the Board of Directors be quickly convened pursuant to the applied legislation, period of notification shall be shortened"; Item 7.3. of article 7 shall be stated as follows: "7.3. Remuneration to each member of the Board of Directors shall be paid quarterly in the amount of RUR 200 thousand. Quarterly remuneration to the Chairman of the Board of Directors shall be rated by a raising factor 1.5.

Agenda items	Draft resolutions
	Remuneration to a member of the Board of Directors shall be reduced by: 30 percent – should he attend less than a half of the Board of Directors meetings being held in the form of joint personal presence; 100 percent – should he participate in less than a half of all the Board of Directors sessions being held. Remuneration for the quarter in which the Board of Directors has been reelected shall be paid to the members of the Board of Directors in proportion to the time actually served in such a quarter"; Item 7.4. of article 7 shall be stated as follows: «7.4. The annual remuneration for the entire body of the Board of Directors of the Company shall be rated as a sum of percentage of: - the Company's EBITDA for the reported year as per the Company's financial statements in accordance with IAS; - the Company's net profit allocated to dividend payment according to the financial results of the reporting year; The annual remuneration shall be distributed among all the directors equally. The annual remuneration to a member of the Board of Directors shall be reduced by 50 percent, should he attend less than a half of the Board of Directors meetings being held during his term of office"; Item 7.5. of article 7 shall be stated as follows: «7.5. The rate (percentage) of deductions for calculation of the annual remuneration shall be defined by a resolution of the General Shareholders' Meeting electing the current membership of the Board of Directors."; Item 7.6. of article 7 shall be stated as follows: «7.6. The annual remuneration shall be paid to a member of the Board of Directors no later than three months after termination of the term of office of the current membership of the Board of Directors »; Item 7.7. of article 7 shall be stated as follows: «7.7. Should a Director be also a member of a Board of Directors' Committee, the bonus of RUR 40 thousand shall be paid to him in addition to his quarterly remuneration; a Director shall not be at the same time a member of more than two Committees of the Board of Directors. This bonus for the Chairman of a Board of Directors' Committee shall be rated by a raising factor 1.25».
Introduction of amendments to the ompany's Statute on the Management oard.	To approve the following amendments to the Company's Statute on the Management Board: Article 6 shall be stated as follows: «6.Remuneration to the members of the Management Board and compensation of expenses associated with discharge of their duties 6.1. Members of the Management Board of the Company shall receive remuneration and compensation of expenses associated with discharge of their duties as the members of the Management Board.

Agenda items	Draft resolutions
	6.2. Percent of deductions for calculation of the size of remuneration, size of remuneration and its distribution among the members of the Management Board shall be determined by the resolution of the Company's Board of Directors». 6.3. Members of the Management Board shall have the right to take part in optional programs of the Company.»
)) Introduction of amendments to the ompany's Statute on the Auditing ommission.	To approve the following amendments to the Company's Statute on the Auditing Commission: clause 7.4. shall be stated as follows: «7.4. Remuneration to each member of the Auditing Commission during execution of his duties shall be paid quarterly in the amount of RUR 150 thousand. Quarterly remuneration to the Chairman of the Auditing Commission shall be rated by a raising factor 1.3». «Compensation to a member of the Auditing Commission for the quarter in which the Auditing Commission was re-elected is paid in proportion to hours worked.»

Notification on the material fact
"DATES OF CLOSING THE ISSUER'S REGISTER"

1. Full registered name of the Issuer:
Public Joint –Stock Company "Southern Telecommunications Company"

2. Place of the Issuer's business:
66, Karasunskaya Street, Krasnodar, 350000

3. Tax-payer's Identification Number (TIN) assigned to the Issuer by tax authorities:
2308025192

4. Unique Issuer's code assigned by the registering authority:
00062-A

5. Code of the material fact:
0800062A25032004

6. Address of the Internet site used by the Issuer for publication of notices on material facts:
http://www.stcompany.ru/index.html?ir/fkcb/facts

7. Name of the periodical used by the Issuer for publication of notices on material facts:
Newspaper "Rossiyskaya Gazeta"

8. Kind, category (type), series and other identification characteristics of the securities.
Ordinary registered non-documentary shares, State registration number: 1-03-00062-A of 9 September, 2003
Preferred registered non-documentary type A shares, State registration number: 2-03-00062-A of 9 September, 2003

9.The purpose of making up the List of holders of the registered securities.
Possibility to exercise shareholders' rights granted by the securities (to participation in the Annual General Shareholders' Meeting on 2003 results to be held on 30 June, 2004; to receipt of 2003 dividend).

10.Record Date.
14 May, 2004

11.Date of drawing up the Minutes of the meeting of the authorized Issuer's governing body which adopted the decision on determination of the record date or any other decision being the basis for determination of the record date by calculation method without adopting a separate decision on the record date.
Minutes of UTK Board of Directors № 36 of 25 March, 2004

Deputy General Director
Public Joint –Stock Company
"Southern Telecommunications Company" A. A. Litvinov

March 25, 2004 Seal

NOTICE
OF THE MATERIAL FACT
"INFORMATION ON BOND ISSUE"

1. Full registered name of the Issuer.
Public Joint Stock Company "Southern Telecommunications Company"

2. Location of the Issuer.
66, Karasunskaya Str., Krasnodar, 350000

3. The Issuer's tax-payer identification number.
TIN 2308025192

4. The Issuer's unique code assigned by the registering authority.
The Issuer's Code 00062-A

5. Code of the material fact.
0500062A219032004

6. Internet site used by the Issuer for publishing notifications of material facts.
http://www.stcompany.ru

7. Name of the print periodical used by the Issuer for publishing notifications of material facts.
Newspaper "Vedomosti"

8. Information on the state registration of the Report on the results of securities' issue

Kind, category (type), series and other identification characteristics of the securities.
series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody

State registration number of the securities issue (additional issue) and date of state registration.
4-06-00062-A of November 28, 2003

State registration authority.
Federal Commission for the Securities Market of the Russian Federation

Amount of distributed securities and face value of each security.
1 500 000 (one million five hundred thousand) units with face value of 1 000 (One thousand) rubles each

Share of actually placed securities;
100 (one hundred) percent

Total par value of the bond issue: ***1 500 000 000 (one billion five hundred million) rubles***

Form of the bond placement.
Public offering

Actual launch date of the bond placement.
11 February 2004

Actual expiry date of the bond placement.
11 February 2004

Maturity date
The first day of the Maturity date is the 1 092nd (one thousand and ninety second) day from the launch date of the bonds placement. The last day of the Maturity date coincides with the first day of the Maturity date.

The Emissive prospect of the bond issue was registered simultaneously with the state registration of this bond issue and signed by the Issuer's Financial Consultant in the securities' market.

Procedure of providing access to the information contained in the Report on the results of securities' issue including address of Internet site on which the text of the Report on the results of securities' issue is presented.

Starting from the date of notice of state registration of the Report on the results of the bond issue by the Issuer, all the persons concerned can familiarize themselves with the Report on the results of the bond issue and obtain a copy of the Report at the following addresses:

Public Joint Stock Company "Southern Telecommunications Company"
66, Karasunskaya Str., Krasnodar, 350000, Phone: (8612) 53-20-56
Internet site: http://www.stcompany.ru

OJSC AKB "Rosbank"
11, Mashi Poryvayevoy Street, Moscow, Russia, 107078
Phone: (095) 234-90-82, (095) 208-90-38

Full and abbreviated registered names of the financial consultant in the securities market
Private Joint –Stock Company "Investment Company AVK"
CJSC "IK AVK"

Location:
1, Pavilion Uritskogo, Pushkin, Saint Petersburg, 196605

Date of the state registration of the Report on the results of securities' issue:
19 March 2004

State registration authority.
Federal Commission for the Securities Market of the Russian Federation

Deputy General Director
Public Joint –Stock Company
"Southern Telecommunications Company" A. A. Litvinov

19 March 2004 Seal

NOTIFICATION
ON THE MATERIAL FACT
"DATA ON ACCRUED AND (OR) PAID YIELD UNDER THE ISSUER'S SECURITIES"
"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. Full registered name of the Issuer:
Public Joint -Stock Company "Southern Telecommunications Company"

2. Place of the Issuer's business:
66, Karasunskaya Street, Krasnodar, 350000

3. Tax-payer's Identification Number (TIN) assigned to the Issuer by tax authorities:
2308025192

4. Unique Issuer's code assigned by the registering authority:
00062-A

5. Code of the material fact:
0600062A18032004; 0900062A18032004

6. Address of the Internet site used by the Issuer for publication of notices on material facts:
http://www.stcompany.ru/index.html?ir/fkcb/facts

7. Name of the periodical used by the Issuer for publication of notices on material facts:
Newspaper "Rossiyskaya Gazeta"

8. Type, category, series and other identification characteristics of securities:
series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

9. The state registration number of the securities issue (additional issue) and the date of the state registration:
4-05-00062-A; date of the state registration: August 15, 2003

10. Name of the registering authority that effected the state registration of the securities issue:
Federal Commission for Securities Market of the Russian Federation

11. Name of the Issuer's governing body taking the decision on determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds and the date of making up the Minutes of the meeting (session) of the said body taking the said decision:
Decision of "UTK" PJSC General Director No 04/8-619 of September 18, 2003

12. Total amount of yield to be paid on the Issuer's Bonds:
RUR 106,515,000
Interest rate to be paid under each Issuer's Bond:
RUR 71.01

13. Form of yield payment under the Issuer's securities (money, other property):
Money

14. Due date of income payment under the Issuer's securities:
March 18, 2004

15. Total amount of interest and (or) other income paid under the Issuer's series 01 Bonds:
RUR 106,515,000

16. The Issuer's obligation and its amount in money terms:
Coupon income under series 01 Bonds valued at RUR 106,515,000 to be paid in money terms and in time fixed by the Decision on the Bond Issue

17. Fact of execution (default) of the Issuer's obligation:
The Issuer's obligation on the coupon payment under series 01 Bonds is executed in full.

Deputy General Director A.A. Litvinov

Seal

March 18, 2004

Notification on the material fact
" DATA ON ANY INDIVIDUAL TRANSACTION OF THE ISSUER THE AMOUNT OF COMMITMENTS UNDER WHICH IS 10 AND MORE PER CENT OF THE BALANCE VALUE OF THE ISSUER'S ASSETS AS AT THE DATE OF THE TRANSACTION"

1. Full registered name of the Issuer:
Public Joint -Stock Company "Southern Telecommunications Company"

2. Place of the Issuer's business:
66, Karasunskaya Street, Krasnodar, 350000

3. Tax-payer's Identification Number (TIN) assigned to the Issuer by tax authorities:
2308025192

4. Unique Issuer's code assigned by the registering authority:
00062-A

5. Code of the material fact:
0400062A17032004

6. Address of the Internet site used by the Issuer for publication of notices on material facts:
http://www.stcompany.ru/index.html?ir/fkcb/facts

7. Name of the periodical used by the Issuer for publication of notices on material facts:
Newspaper "Rossiyskaya Gazeta"

8. Type and subject of the transaction:
Type of the transaction: credit agreement
Subject of the transaction: credit resources (loan)

9. Data on the transaction approval in case it is considered a large transaction or a transaction where there is a conflict of interest.

The said transaction is not considered a large transaction or a transaction where there is a conflict of interest.

10. Contents of the transaction including civic rights and duties which establishment, change or termination are affected by the transaction.
The Creditor undertakes to open a credit (back-up) line for the Borrower in the amount fixed in the credit agreement.
Loan given in the framework of the back-up line shall be paid off on term stipulated in the credit agreement.
The credit is granted for financing the Borrower's current and investment activity.
The Borrower undertakes to pay interest on loan to the Creditor in the amount fixed in the credit agreement.

11. Terms of the transaction, its parties and beneficiaries, amount of the transaction expressed in money terms and in percentage of the Issuer's assets value in case the said information is not considered State or trade secret.
The said information is considered trade secret.

12. The Issuer's assets value as at the expiry date of the reporting period (month, quarter, year) preceding the date of the transaction and in relation to which the fixed date of presenting the accounting reports expired.
The Issuer's assets value as at 30.09.2003: RUR 25, 387, 823, 000

13. Date of the transaction (signing an agreement)
March 17, 2004.

Deputy General Director
Public Joint -Stock Company

NOTICE
OF THE MATERIAL FACT
"INFORMATION ON ACCRUED AND(OR) PAID INCOME UNDER THE BOND ISSUE"

1. Full registered names of the Issuer.
Public Joint Stock Company "Southern Telecommunications Company"

2. Location of the Issuer.
66, Karasunskaya Str., Krasnodar, 350000

3. The Issuer's tax-payer identification number.
TIN 2308025192

4. The Issuer's unique code assigned by the registering authority.
The Issuer's Code 00062-A

5. Code of the material fact.
0600062A11022004

6. Internet site used by the Issuer for publishing notifications of material facts.
www.stcompany.ru

7. Name of print periodicals used by the Issuer for publishing notifications of material facts.
Newspaper *"Vedomosti" and "Supplement to Vestnik of FCSM of Russia"*

8. Kind, category (type), series and other identification characteristics of the securities.
series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody

9. State registration number of the securities issue and date of state registration.
№ 4-06-00062-A registered on November 28, 2003

10. State registration authority.
Federal Commission for Securities' Market of the Russian Federation

11. Governing body which adopted the resolution on determining coupon yield for the first coupon of the bond issue and date of adopting the Resolution:
General Director, Order № 04.1-24/1118 of February 11, 2004

12. Total amount of coupon yield for the first coupon to be paid under the series 02 bonds:
9.25% per annum or 69 180 000 rubles

Amount of coupon yield for the first coupon to be paid under one series 02 bond:
9.25% per annum or 46 rubles 12 kopecks

13. Form of income payment under the bonds:

In money terms in currency of the Russian Federation by cashless settlement

14. Date of the first coupon income payment:
August 11, 2004

15. Total rate per cent paid under the series 02 bonds:
Income under series 02 bonds has not been paid before.

Deputy General Director
Public Joint –Stock Company A. A. Litvinov

11 February 2004

NOTICE ON COMPLETING THE BOND PLACEMENT

1. Full and abbreviated registered names of the Issuer:

Public Joint Stock Company "Southern Telecommunications Company"; "UTK" PJSC

2. Location:

66, Karasunskaya Str., Krasnodar 350000

3. Corporate website used by the Issuer for publishing information to be disclosed at the emission stages: http://www.stcompany.ru

4. Notifications containing information to be made public at the emission stages shall be published by the Issuer in: **newspaper "Vedomosti".**

5. Information on the placed bonds:

Kind, category (type), series and other identification features of securities:
Series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.

State registration number of the bond issue and date of state registration;
№ 4-06-00062-A; date of state registration is November 28, 2003.

State registration authority.
Federal Commission for Securities' Market of the Russian Federation

Face value of each placed security:
1000 (one thousand) rubles.

Form of the bond placement.
Public offering .

Maturity date of the bond issue.

The Maturity date is the 1092-nd (one thousand and ninety second) day from the first day of the bond placement. Launch and expiry dates of the bond issue maturity are the same.

6. Actual launch date of the bond issue placement:
February 11, 2004

7. Actual expiry date of the bond issue placement:
February 11, 2004

8. Amount and share of actually placed bonds:
1 500 000 (one million five hundred thousand) units or 100 per cent
Form of payment during the bond placement:
in money terms in currency of the Russian Federation by cashless settlement

9. Actual price of the bond placement:
1000 (one thousand) rubles;

Amount of bonds distributed at the price of the bond placement:
1 500 000 (one million five hundred thousand) units

10. During the bond placement the Issuer did not conclude any big transactions or transactions with interested motives.

Deputy General Director
Public Joint Stock Company
"Southern Telecommunications Company" _______________ A.A. Litvinov

February 11, 2004

NOTICE ON LAUNCHING THE BOND PLACEMENT

1. Full and abbreviated registered names of the Issuer:

Public Joint Stock Company "Southern Telecommunications Company"
"UTK" PJSC

2. Location:

66, Karasunskaya Str., Krasnodar 350000

3. Corporate website used by the Issuer for publishing information to be disclosed at the emission stages:
http://www.stcompany.ru

4. Name of print periodical used by the Issuer for publishing notifications containing information to be made public at the emission stages:

newspaper "Vedomosti"

5. Information on the placed bonds:

Kind, category (type), series and other identification features of securities:
Series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.

State registration number of the bond issue and date of state registration;
№ 4-06-00062-A; date of state registration is November 28, 2003.

State registration authority.
Federal Commission for Securities' Market of the Russian Federation

Amount of the bonds to be placed and face value of each security.
1 500 000 (one million five hundred thousand) units with face value of 1 000 (One thousand) rubles each

Total par value of the bond issue:
1 500 000 000 (one billion five hundred million) rubles

Form of the bond placement.
Public offering .

Maturity date of the bond issue.

The Maturity date is the 1092-nd (one thousand and ninety second) day from the first day of the bond placement. Launch and expiry dates of the bond issue maturity are the same.

Price of the placement and procedure of its determination:

During the first and the last days of the bond placement the bonds are to be placed at the price of 100 (one hundred) per cent of their face value (one thousand rubles per one Bond).

Starting from the second day of the bond placement, the buyer of Bonds when concluding transactions of purchase and sale shall pay the accumulated coupon income on Bonds (NKD) calculated by the following formula:

$NKD = N \times C_1 \times (T - T_0)/365/100\%$

where

C_1-interest rate for the first coupon (annual);

N-face value of one Bond;

T-date of NKD calculation;

T_0-launch date of the placement;

NKD - accumulated coupon income on each Bond.

Amount of accumulated coupon income on one Bond is calculated to one kopeck (Methods of mathematical rounding are used).

6. Launch date of the bond placement:
February 11, 2004

7. Launch date of the bond placement can be changed if notification on such change is published in the news of the corporate Internet site not later than one day prior to the launch date of the bond placement indicated in the present notice.

8. Expiry date of the bond placement, or the procedure of its determination:

Expiry date of the bond placement is one of the following dates that comes first: a) date of the placement of the last Bond of the issue; or b) 20-th (twentieth) business day after the launch day of the bond placement.
The expiry date of the bond placement cannot be later than one year from the date of the state registration of the Bond issue.

Deputy General Director
Public Joint Stock Company
"Southern Telecommunications Company" ______________ A.A. Litvinov

February 04, 2004